===============================================================================

                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               For MAY 30, 2002

                           Companhia Vale do Rio Doce
             (Exact name of Registrant as specified in its charter)

                        Valley of the Doce River Company
                (Translation of Registrant's name into English)


                         Federative Republic of Brazil
                (Jurisdiction of incorporation or organization)


                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                    (Address of principal executive offices)



[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

          FORM 20-F  X                            FORM 40-F
                    ---                                     ---

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the +Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]
          YES                                            NO  X
              ---                                           ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable
                                     --------------

===============================================================================

                           Companhia Vale do Rio Doce

                               TABLE OF CONTENTS


This Form 6-K contains the following:

                                                                     Sequential
                                                                        Page
Item                                                                   Number
----                                                                   ------

1.   Annual Information Year Ended December 31, 2001..................    4

                                                                         Item 1


TRANSLATED FROM THE ORIGINAL IN PORTUGUESE
------------------------------------------

                                                                                                         02-FILING
        FEDERAL PUBLIC SERVICE                                                                          --------------------
 [LOGO] SECURITIES COMMISSION (Comissao de Valores Mobiliarios - CVM)                                    01-NUMBER
        ANNUAL INFORMATION - IAN
        YEAR ENDED 12/31/2001                                                                           --------------------

----------------------------------------------------------------------------------------------------------------------------
REGISTRY WITH THE CVM DOES NOT IMPLY ANY JUDGEMENT ABOUT THE COMPANY, SINCE ITS ADMINISTRATORS ARE RESPONSIBLE FOR THE
TRUTHFULNESS FOR THE INFORMATION GIVEN.
----------------------------------------------------------------------------------------------------------------------------

01.01    - IDENTIFICATION
----------------------------------------------------------------------------------------------------------------------------
 1 - CVM CODE      2 - NAME OF THE COMPANY                                          3 - CNPJ (CORPORATE TAXPAYER NUMBER)
     00417-0           COMPANHIA VALE DO RIO DOCE                                         33.592.510/0001-54
----------------------------------------------------------------------------------------------------------------------------
 4 - TRADE NAME                     5 - PREVIOUS NAME                     6 - NIRE
     CVRD                               -                                     33300019766
----------------------------------------------------------------------------------------------------------------------------


01.02    - ADDRESS OF THE PRINCIPAL OFFICE

----------------------------------------------------------------------------------------------------------------------------
 1 - FULL ADDRESS (STREET, No. AND COMPLEMENT)                                     2 - DISTRICT DOWNTOWN
     Avenida Graca Aranha, 26                                                          Centro
----------------------------------------------------------------------------------------------------------------------------
 3 - CEP (ZIP CODE)                      4 - MUNICIPALITY                          5 - FEDERAL UNIT
     20005-900                               Rio de Janeiro                            RJ
----------------------------------------------------------------------------------------------------------------------------
 6 - AREA CODE (DDD)       7 - PHONE No.            8 - PHONE No.           9 - PHONE No.            10 - TELEX
     21                        3814-4722
----------------------------------------------------------------------------------------------------------------------------
11 - AREA CODE (DDD)      12 - FAX                 13 - FAX                14 - FAX
     21                        3814-4013
----------------------------------------------------------------------------------------------------------------------------
15 - E-MAIL
     gabriel.stoliar@cvrd.com.br
----------------------------------------------------------------------------------------------------------------------------


01.03    - SHAREHOLDERS DEPARTMENT

----------------------------------------------------------------------------------------------------------------------------
 1 - NAME
     Bernardeth Vieira de Souza
----------------------------------------------------------------------------------------------------------------------------
 2 - POSITION
     Treasury General Manager
----------------------------------------------------------------------------------------------------------------------------
 3 - FULL ADDRESS (STREET, No. AND COMPLEMENT)                                              4 - QUARTER OR DISTRICT
     Avenida Graca Aranha, 26 - 13th floor                                                      Centro
----------------------------------------------------------------------------------------------------------------------------
 5 - CEP (ZIP CODE)                      6 - MUNICIPALITY                         7 - FEDERAL UNIT
     20005-900                               Rio de Janeiro                           RJ
----------------------------------------------------------------------------------------------------------------------------
 8 - AREA CODE (DDD)       9 - PHONE No.            10 - PHONE No.          11 - PHONE No.           12 - TELEX
     21                        3814-4454
----------------------------------------------------------------------------------------------------------------------------
13 - AREA CODE (DDD)      12 - FAX                 15 - FAX                16 - FAX
     21                        3814-4603                                        -
----------------------------------------------------------------------------------------------------------------------------
17 - E-MAIL
     bernardeth.souza@cvrd.com.br
----------------------------------------------------------------------------------------------------------------------------


OTHER PLACE FOR STOCKHOLDER SERVICE

----------------------------------------------------------------------------------------------------------------------------
18 - ITEM    19 - MUNICIPALITY               20 - FEDERAL (UNIT)     21 - AREA CODE     22 - PHONE  No.     23 - PHONE  No.

----------------------------------------------------------------------------------------------------------------------------
01                Bradesco Bank                                                          -                   -
----------------------------------------------------------------------------------------------------------------------------
02
----------------------------------------------------------------------------------------------------------------------------
03
----------------------------------------------------------------------------------------------------------------------------
04
----------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------
                                                                                                                    Page: 1

TRANSLATED FROM THE ORIGINAL IN PORTUGUESE
------------------------------------------

                                                                                                         02-FILING
        FEDERAL PUBLIC SERVICE                                                                          --------------------
 [LOGO] SECURITIES COMMISSION (Comissao de Valores Mobiliarios - CVM)                                    01-NUMBER
        ANNUAL INFORMATION - IAN
        YEAR ENDED 12/31/2001                                                                           --------------------

01.01     - IDENTIFICATION
----------------------------------------------------------------------------------------------------------------------------
 1 - CVM CODE      2 - NAME OF THE COMPANY                                         3 - CNPJ (CORPORATE TAXPAYER NUMBER)
     00417-0           COMPANHIA VALE DO RIO DOCE                                      33.592.510/0001-54
----------------------------------------------------------------------------------------------------------------------------

01.04     - DIRECTOR OF MARKET RELATIONS (Address for correspondence with the Company)

----------------------------------------------------------------------------------------------------------------------------
 1 - NAME
     Gabriel Stoliar
----------------------------------------------------------------------------------------------------------------------------
 2 - FULL ADDRESS (STREET, No. AND COMPLEMENT)                                              3 - QUARTER OR DISTRICT
     Avenida Graca Aranha, 26 - 18th floor                                                      Centro
----------------------------------------------------------------------------------------------------------------------------
 4 - CEP (ZIP CODE)                      5 - MUNICIPALITY                         6 - FEDERAL UNIT
     20005-900                               Rio de Janeiro                           RJ
----------------------------------------------------------------------------------------------------------------------------
 7 - AREA CODE (DDD)       8 - PHONE No.            9 - PHONE No.           10 - PHONE No.           11 - TELEX
     21                        3814-4722                -                        -                        -
----------------------------------------------------------------------------------------------------------------------------
12 - AREA CODE (DDD)      13 - FAX                 14 - FAX                 15 - FAX
     21                        3814-4013                -                        -
----------------------------------------------------------------------------------------------------------------------------
17 - E-MAIL
     gabriel.stoliar@cvrd.com.br
----------------------------------------------------------------------------------------------------------------------------

01.05     - REFERENCE/AUDITOR

----------------------------------------------------------------------------------------------------------------------------
 1 - LAST FISCAL YEAR START                                     2 - LAST FISCAL YEAR END
     01/01/2001                                                     12/31/2001
----------------------------------------------------------------------------------------------------------------------------
 3 - CURRENT FISCAL YEAR START                                  4 - CURRENT FISCAL YEAR END
     01/01/2002                                                     12/31/2002
----------------------------------------------------------------------------------------------------------------------------
 5 - AUDITOR'S NAME                                                                         6 - CVM CODE
     PricewaterhouseCoopers Auditores Independentes                                             00287-9
----------------------------------------------------------------------------------------------------------------------------
 7 - NAME OF PARTER                                                                         7 - TAX PAYER CARD
     Douglas H. Woods                                                                           004.464.168-00
----------------------------------------------------------------------------------------------------------------------------

01.06     - GENERAL DATA

----------------------------------------------------------------------------------------------------------------------------
 1 - STOCK EXCHANGE WHERE IT IS REGISTERED

     --- ---------          --- ---------          --- ---------          --- ---------          --- ---------
          BVBAAL                 BVMESB                   BVPR                   BVRJ                   BVST
     --- ---------          --- ---------          --- ---------          --- ---------          --- ---------

     --- ---------          --- ---------          --- ---------          --- ---------
            BVES                   BVPP                   BVRG             x   BOVESPA
     --- ---------          --- ---------          --- ---------          --- ---------

----------------------------------------------------------------------------------------------------------------------------
 2 - TRADING MARKET
     Stock Exchance
----------------------------------------------------------------------------------------------------------------------------
 3 - SITUATION
     Operational
----------------------------------------------------------------------------------------------------------------------------
 4 - ACTIVITY CODE
     1150600 - Various Minerals
----------------------------------------------------------------------------------------------------------------------------
 5 - MAIN ACTIVITY
     IRON ORE EXTRACT, DRESSING AND TRADE
----------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------
                                                                                                                     Page: 2

TRANSLATED FROM THE ORIGINAL IN PORTUGUESE
------------------------------------------

                                                                                                         02-FILING
        FEDERAL PUBLIC SERVICE                                                                          --------------------
 [LOGO] SECURITIES COMMISSION (Comissao de Valores Mobiliarios - CVM)                                    01-NUMBER
        ANNUAL INFORMATION - IAN
        YEAR ENDED 12/31/2001                                                                           --------------------

01.01 - IDENTIFICATION
----------------------------------------------------------------------------------------------------------------------------
 1 - CVM CODE      2 - NAME OF THE COMPANY                                         3 - CNPJ (CORPORATE TAXPAYER NUMBER)
     00417-0           COMPANHIA VALE DO RIO DOCE                                      33.592.510/0001-54
----------------------------------------------------------------------------------------------------------------------------

01.07 - STOCK CONTROL

----------------------------------------------------------------------------------------------------------------------------
 1 - NATURE
     Private National
----------------------------------------------------------------------------------------------------------------------------
2 - SECURITIES ISSUED BY THE COMPANY

     --- ----------------                    --- -----------------------             --- ----------------------------
      X   1 - SHARES                              2. REDEEMABLE SHARES                X   3 - SIMPLE DEBENTURES
     --- ----------------                    --- -----------------------             --- ----------------------------

     --- --------------------------------    --- --------------------------------    --- -----------------------------
         4 - DEBENTURES CONVERTIBLE INTO          4 - PARTICIPATION CERTIFICATES          6 - SUBSCRIPTION BONUSES
     --- --------------------------------    --- --------------------------------    --- ------------------------------
----------------------------------------------------------------------------------------------------------------------------

01.08 - PUBLICATION OF THE INFORMATIVE DOCUMENTS

----------------------------------------------------------------------------------------------------------------------------
 1 - NOTICE TO STOCKHOLDERS ABOUT THE AVAILABILITY OF THE       2 - MINUTES OF THE ORDINARY GENERAL MEETING WHICH APPROVED
     FINANCIAL STATEMENTS (ARTICLE 133,  LAW  No. 6,404/76)         THE FINANCIAL STATEMENTS
     03/27/2002                                                     04/29/2002
----------------------------------------------------------------------------------------------------------------------------
 3 - CALL OF ORDINARY GENERAL MEETING FOR APPROVING THE         4 - PUBLICATION OF THE FINANCIAL STATEMENTS
     FINANCIAL STATEMENTS
     04/12/2002                                                     04/17/2002
----------------------------------------------------------------------------------------------------------------------------

01.09 - NEWSPAPERS IN WHICH THE COMPANY DIVULGES INFORMATION

----------------------------------------------------------------------------------------------------------------------------
 1 - ITEM           2 - TITLE                                                                      3 - FEDERAL UNIT
----------------------------------------------------------------------------------------------------------------------------
01                      Valor Economico                                                                      BR
----------------------------------------------------------------------------------------------------------------------------
02                      Jornal do Commercio                                                                  RJ
----------------------------------------------------------------------------------------------------------------------------
03                      Gazeta Mercantil                                                                     BR
----------------------------------------------------------------------------------------------------------------------------
04                      DCI                                                                                  SP
----------------------------------------------------------------------------------------------------------------------------

01.10     - DIRECTOR OF MARKET RELATIONS

----------------------------------------------------------------------------------------------------------------------------
 1 - DATE           2 - SIGNATURE

----------------------------------------------------------------------------------------------------------------------------



----------------------------------------------------------------------------------------------------------------------------
                                                                                                                     Page: 3



 FEDERAL PUBLIC SERVICE
 SECURITIES COMMISSION (Comissao de Valores Mobiliarios - CVM)
 ANNUAL INFORMATION - IAN
 YEAR ENDED 12/31/2001


01.01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------------------------
 1 - CVM CODE      2 - NAME OF THE COMPANY                                                     3 - CNPJ (CORPORATE TAXPAYER NUMBER)
     00417-0           COMPANHIA VALE DO RIO DOCE                                                  33.592.510/0001-54
------------------------------------------------------------------------------------------------------------------------------------

02.01 - PRESENT COMPOSITION OF THE BOARD OF DIRECTORS AND EXECUTIVE BOARD

------------------------------------------------------------------------------------------------------------------------------------
                                             3 - TAXPAYER   4 - ELECTION     5 - TERM OF     6 - CODE   7 - TITLE
1 - ITEM  2 - ADMINISTRATOR                          CARD           DATE          OFFICE          (*)
------------------------------------------------------------------------------------------------------------------------------------
01        Luis Tarquinio Sardinha Ferro     238.804.571-15    07/18/2001        OGM 2004         2       Chairman
------------------------------------------------------------------------------------------------------------------------------------
02        Joao Moises de Oliveira           090.620.258-20    07/18/2001        OGM 2004         2       Member
------------------------------------------------------------------------------------------------------------------------------------
03        Erik Persson                      148.409.280-53    04/25/2001        OGM 2004         2       Member
------------------------------------------------------------------------------------------------------------------------------------
04        Romeu do Nascimento Teixeira      011.388.047-20    04/25/2001        OGM 2004         2       Member
------------------------------------------------------------------------------------------------------------------------------------
05        Jose Marques de Lima              143.485.191-53    04/25/2001        OGM 2004         2       Member
------------------------------------------------------------------------------------------------------------------------------------
06        Renato da Cruz Gomes              426.961.277-00    04/25/2001        OGM 2004         2       Member
------------------------------------------------------------------------------------------------------------------------------------
07        Octavio Lopes Castello Branco     055.240.348-20    04/25/2001        OGM 2004         2       Member
          Neto
------------------------------------------------------------------------------------------------------------------------------------
08        Renato Augusto Zagallo Villela    603.258.877-72    04/25/2001        OGM 2004         2       Member
          dos Santos
------------------------------------------------------------------------------------------------------------------------------------
09        Francisco Valadares Povoa         070.887.286-72    04/25/2001        OGM 2004         2       Member
------------------------------------------------------------------------------------------------------------------------------------
10        Roger Agnelli                     007.372.548-07    03/27/2002       05/25/2005        1       Chief Executive Officer
------------------------------------------------------------------------------------------------------------------------------------
11        Gabriel Stoliar                   402.763.927-87    03/27/2002       05/25/2005        1       Executive Director of the
                                                                                                         Control and Planning and
                                                                                                         Acting Executive Director
                                                                                                         of Finance
------------------------------------------------------------------------------------------------------------------------------------
12        Armando de Oliveira Santos Neto   283.024.607-10    03/27/2002       05/25/2005        1       Executive Director of the
                                                                                                         Iron Ore Area
------------------------------------------------------------------------------------------------------------------------------------
13        Antonio Miguel Marques            279.996.456-72    03/27/2002       05/25/2005        1       Executive Director of the
                                                                                                         Shareholdings Area and
                                                                                                         Businesses Development and
                                                                                                         Acting Executive Director
                                                                                                         of Non-Ferrous Area
------------------------------------------------------------------------------------------------------------------------------------
14       Guilherme Rodolfo Laager          606.451.997-53    03/27/2002       05/25/2005        1        Executive Director of
                                                                                                         Logistics Area
------------------------------------------------------------------------------------------------------------------------------------
15       Carla Grasso                      313.335.241-53    03/27/2002       05/25/2005        1        Executive Director of Human
                                                                                                         Resources and Corporate
                                                                                                         Services
------------------------------------------------------------------------------------------------------------------------------------


(*) Code:     OGM - Ordinary General Meeting
              BDM - Board Of Directors Meeting
              EGM - Extraordinary General Meeting

              1 - Belongs only to the executive board
              2 - Belongs only to the board of directors
              3 - Belongs to the both the board of directors and executive board.


------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                             Page: 4


 FEDERAL PUBLIC SERVICE
 SECURITIES COMMISSION (Comissao de Valores Mobiliarios - CVM)
 ANNUAL INFORMATION - IAN
 YEAR ENDED 12/31/2001


01.01 - IDENTIFICATION
------------------------------------------------------------------------------------------
 1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
     00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
------------------------------------------------------------------------------------------

02.02 - PROFESSIONAL EXPERIENCE AND ACADEMIC BACKGROUND OF EACH BOARD MEMBER AND EXECUTIVE OFFICER

--------------------------------------------------------------------------------

LUIZ TARQUINIO SARDINHA FERRO. Born in 01/28/1961, Mr. Ferro was appointed Chairman of the board of directors in July 2001. From May 1999 to July 2001, he served as Vice-Chairman of the Board. From 1996 to 1998, he was an executive superintendent of the financial department of Banco do Brasil S.A. Since then, he has been the president of PREVI, the pension fund of Banco do Brasil's employees. In 1995, he was appointed general coordinator of the public accounts management unit, at the Secretariat of the National Treasury. From 1994 to 1995, he participated in an international management program of Banco do Brasil. From 1992 to 1994, Mr. Ferro worked at the Secretariat of the National Treasury.

JOAO MOISES DE OLIVEIRA. Born in 03/06/1945, Mr. Oliveira has served as a member of the board of directors since 2001. From 1962 to 2002, he worked at Banco Bradesco S. A. and in several companies in which Banco Bradesco S. A. has a direct or indirect ownership interest. Since 2000 Mr. Oliveira has also been an executive officer at Bradespar S.A. He has served as a member of the board of directors of many companies in which Banco Bradesco S. A. or Bradespar have or had a direct or indirect ownership interest, including Companhia Siderurgica Belgo Mineira, Companhia Siderurgica Nacional and Sao Paulo Alpargatas S.A.

ERIK PERSSON. Born in 11/03/1954, Mr. Persson has served as a member of the board of directors since April 25, 2001. Since June 2000, he has been working as a planning director of PREVI. He has been at PREVI since 1977.

ROMEU DO NASCIMENTO TEIXEIRA. Born in 02/12/1933, Mr. Teixeira has served as a member of the board of directors since April 2001. Since 1960, he has held many different positions within the CVRD Group. Mr. Teixeira was also appointed as an executive officer of IESA, Internacional de Engenharia S.A., from 1986 to 1993. From 1958 to 1960 he worked as an engineer at DNER, Departamento Nacional de Estradas de Rodagem (National Highway Department).

JOSE MARQUES DE LIMA. Born in 01/12/1958, Mr. Lima has served as a member of the Board of Directors since April 2000. Currently, he also serves as general manager of the risk management unit at Banco do Brasil. In June 1999, he was appointed as an executive officer of PREVI. From 1984 to 1998, he worked for Banco do Brasil S.A. holding a variety of positions, including team work coordinator and executive manager of the investor relations department, manager of the market and shareholders division and manager of the financial analysis department.

RENATO DA CRUZ GOMES. Born in 02/23/1953, Mr. Gomes joined the board of directors in April 2001. He has also been an executive officer of Valepar since April 2001. In 2000, he was appointed as an executive officer of Bradespar S.A. From 1976 through 2000, Mr. Gomes held a variety of positions within BNDES and participated on the boards of directors of many companies, namely Elebra Eletronica, Globo Cabo, Aracruz, Iochpe, Bahia Sul and Latasa. He is also a member of the consulting board of Factor Sinergia, a securities investment fund, and the investments committee of Bradesco Templeton Value and Liquidity Fund.

OCTAVIO LOPES CASTELLO BRANCO NETO. Born in 10/28/1958, Mr. Castello Branco was appointed as a member of the Board of directors in April 2001. He is also a managing director of BNDES. In 1995, he joined J.P. Morgan as head of the investment banking group in Brazil. From 1990 to 1995, Mr. Castello Branco worked at Caemi as the chief financial officer and member of the executive committee. Mr. Castello Branco started his career at JP Morgan's Sao Paulo Office in 1983 and has developed an extensive experience in mergers and acquisitions, having managed projects across a number of sectors since the inception of J.P. Morgan's mergers and acquisitions group in Brazil.


--------------------------------------------------------------------------------
                                                                         Page: 5


 FEDERAL PUBLIC SERVICE
 SECURITIES COMMISSION (Comissao de Valores Mobiliarios - CVM)
 ANNUAL INFORMATION - IAN
 YEAR ENDED 12/31/2001

01.01 - IDENTIFICATION
------------------------------------------------------------------------------------------
 1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
     00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
------------------------------------------------------------------------------------------

02.02 - PROFESSIONAL EXPERIENCE AND ACADEMIC OF EACH BOARD MEMBER AND EXECUTIVE OFFICER
--------------------------------------------------------------------------------

RENATO AUGUSTO ZAGALLO VILLELA DOS SANTOS. Born in 12/16/1955, Mr. Villela was appointed a member of the board of directors in 2001. He also serves as Deputy Secretary of Brazilian National Treasury, since August 1999. Mr. Villela has held several positions with the Rio de Janeiro City Government, among them Secretary of Strategic Affairs, Deputy Secretary of Finance, and Economic Advisor to the Secretary of Finance. He has also been a Professor of Monetary and Fiscal Policies of the Candido Mendes University Master's Program in Business Economics since 1993. In 1989, he served as Professor of Public Sector Economics at Rio de Janeiro State University. He worked as a Senior Economist at IPEA (Applied Economic Research Institute of Brazil's Ministry of Planning) from 1987 to 1995. Mr. Vilella started his career as an associate economist and partner of Annibal Villela Consultoria Economica S/C Ltda.(AVCEL), from 1978 to 1979.

FRANCISCO VALADARES POVOA. Born in 02/28/1945, Mr. Povoa has served as a member of the board of directors since May 1997. Since December 1994, Mr. Povoa has served as chief Executive Officer of Investvale. He also sits on the board of directors of Valepar, Valepontocom, Rio Doce Manganese Europe, or RDME, Salobo Metais, CSI and Nova Era Silicon, or NES. Until March, 2001, he was also a member of the board of directors of CSN (Companhia Siderurgica Nacional) and was previously an alternate member of the board of CSN. Mr. Povoa joined us as a mining engineer in 1972 and has held a variety of positions within the CVRD Group.

ROGER AGNELLI. Born in 03/05/1959, since July 2001, Mr. Agnelli has been CVRD's Chief Executive Officer. He served as Chairman of the board of directors from May 2000 to July 2001. He also served as a member of the board of directors of VBC Energia S.A., Companhia Paulista de Forca e Luz, Companhia Siderurgica Nacional, Brasmotor S.A., Globo Cabo S.A. and Latas de Aluminio S.A. He also served as the Chief executive Officer of Bradespar S.A. From March 2000 to July 2001, Mr. Agnelli worked for 22 years with Banco Bradesco S.A., where he started his career as an investment analyst an served as Executive Director from 1992 to 2000. Mr. Agnelli has a degree in Economics from Fundacao Armando Alvares Penteado - FAAP.

GABRIEL STOLIAR. Born in 03/18/1954, since April 1999, Mr. Stoliar has served as the Chief Financial Officer and as Chief Accounting Officer. In September 1997, he was appointed as an executive officer of the corporate center and investor relations area. In 1994, he was appointed director of BNDESPAR. In 1991, Mr. Stoliar assumed the position of superintendent of the operational division responsible for the areas of mining, metallurgy, chemicals, petrochemicals, pulp and paper. He was hired by BNDESPAR in 1988 as manager of operations in the area of capital, electronic and consumer goods. In 1982, he was promoted to manager of BNDES for the project area of FINSOCIAL. In 1978, he was hired by BNDES as an analyst in the area of pulp, paper and petrochemicals. Mr. Stoliar began his career as a business organization consultant at the Institute of Economic and Management Development of the Federation of Industries of Rio de Janeiro. Mr. Stoliar obtained an engineering degree from Universidade Federal do Rio de Janeiro (UFRJ), a post graduate degree in production engineering and an MBA from PDG/EXE-SDE in Rio de Janeiro.

ARMANDO DE OLIVEIRA SANTOS NETO. Born in 03/21/1950, Mr. Santos was appointed as an executive officer of the ferrous minerals area in October 2001. Since 1970, Mr. Santos has held many different positions within the CVRD Group, including trainee in the railway division, assistant to the chief executive officer, marketing manager and executive officer at Rio Doce America, Inc., or RDA, sales manager of the Far East area, coordinator for planning and sales promotion, general manager and director of Rio Doce International, or RDI, general sales manager and executive officer of the iron ore division commercial officer and executive officer of RDA and member of the board of directors of CSI. Mr. Santos has a degree in civil engineering from the Universidade Federal do Espirito Santo (UFES).


--------------------------------------------------------------------------------
                                                                         Page: 6


 FEDERAL PUBLIC SERVICE
 SECURITIES COMMISSION (Comissao de Valores Mobiliarios - CVM)
 ANNUAL INFORMATION - IAN
 YEAR ENDED 12/31/2001


01.01 - IDENTIFICATION
------------------------------------------------------------------------------------------
 1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
     00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
------------------------------------------------------------------------------------------

02.02 - PROFESSIONAL EXPERIENCE AND ACADEMIC OF EACH BOARD MEMBER AND EXECUTIVE OFFICER

--------------------------------------------------------------------------------

ANTONIO MIGUEL MARQUES. Born in 02/24/1957, Mr. Marques was appointed as an executive officer of CVRD's holdings and business development and non ferrous minerals area in October 2001. Currently, Mr. Marques is Chief Executive Officer of Aluvale and a member of the board of directors of CELMAR, ALBRAS, ALUNORTE, MRN and VALESUL. Prior to that, Mr. Marques has held various positions at Caraiba Metais S.A. Industria e Comercio, DuPont do Brasil S.A., Billiton Metais S.A., Paranapanema Group and Votarantim Group. Mr Marques has a degree in engineering from the Universidade Federal de Ouro Preto. He received his post-graduate degree in Mineral Treatment at the Universidade Federal de Minas Gerais (UFMG) and obtained an MBA from COPPEAD, at Universidade Federal do Rio de Janeiro (UFRJ).

GUILHERME RODOLFO LAAGER. Born in 02/13/1957, Mr. Laager was appointed as an executive officer of the logistics area in September 2001. Mr. Laager served as logistics, supplying and technological information director for AMBEV, Companhia de Bebidas das Americas from 1989 until August 2000, acting directly in process of the member between Brahma and Antartica. From 1982 to 1988 he worked for Andresen Consulting and from 1979 to 1981 for IESA, Internacional de Engenharia S.A. Mr. Laager has a degree in civil engineering from the Universidade Federal do Rio de Janeiro (UFRJ) and obtained an MBA in business administration from COPPEAD, also at UFRJ.

CARLA GRASSO. Born in 02/03/1962, Mrs. Grasso was appointed as an executive officer of human resources and corporate services area in October 2001. Prior to joining us, Mrs. Grasso served as the economic assistant to the President of Brazil. She has also been deputy coordinator of fiscal policy at the Ministry of the Economy and has held a variety of positions at the Ministry of Social Security. In 1997, she was appointed as an executive officer of Fundacao Vale de Rio Doce de Habitacao e Desenvolvimento Social (FVRD). Mrs. Grasso has both a degree in Economics and a master's in Economics from Universidade de Brasilia
(UNB).


--------------------------------------------------------------------------------
                                                                         Page: 7


 FEDERAL PUBLIC SERVICE
 SECURITIES COMMISSION (Comissao de Valores Mobiliarios - CVM)
 ANNUAL INFORMATION - IAN
 YEAR ENDED 12/31/2001


01.01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------------------------
 1 - CVM CODE    2 - NAME OF THE COMPANY                                           3 - CNPJ (CORPORATE TAXPAYER NUMBER)
     00417-0         COMPANHIA VALE DO RIO DOCE                                        33.592.510/0001-54
------------------------------------------------------------------------------------------------------------------------------------


03.01 - EVENTS RELATIVE TO THE DISTRIBUTIONS OF THE STOCK CAPITAL

------------------------------------------------------------------------------------------------------------------------------------
                                          APPROXIMATE NUMBER OF OTHER SHAREHOLDERS
 1 - BASIC EVENT   2 - DATE OF THE   3 - NATURAL PERSONS AND LEGAL   4 - INSTITUTIONAL   5 - SHAREHOLDERS'    6 - PREFERRED SHARES
     OGM               EVENT             ENTITIES                        INVESTORS           AGREEMENTS           WITH RIGHT TO VOTE
                       04/29/2002        27,826                          5,303               YES [ ]  NO [X]      YES [X]     NO [ ]

------------------------------------------------------------------------------------------------------------------------------------
 7 - PREFERRED SHARES WITH RIGHT TO VOTE
     PNA
------------------------------------------------------------------------------------------------------------------------------------


03.02 - SHARE POSITION OF SHAREHOLDERS WITH OVER 5% OF THE VOTING SHARES IN CASE OF LEGAL ENTITY, INFORM THE
        CONTROLLING PARTIES TO THE LEVEL OF NATURAL PERSON, IN APPENDIX 01
------------------------------------------------------------------------------------------------------------------------
                                                                               6 -                     8 -
 1 -    2 - NAME/                                  4 -        5 - FEDERAL     COMMON                PREFERRED
ITEM   COMPANY NAME          3 - CPF/CNPJ      NATIONALITY        UNIT        SHARES     7 - %       SHARES        9 - %
------------------------------------------------------------------------------------------------------------------------
01    VALEPAR             01.772.413/0001-57   Brazilian            RJ     105,443,070    42.20           -         -
------------------------------------------------------------------------------------------------------------------------
04    LITEL PARTCIPACOES  00.743.065/0001-57   Brazilian            RJ      25,272,641    10.10           -         -
      S/A
------------------------------------------------------------------------------------------------------------------------
97    TREASURY STOCK              -                -              -          4,715,170     1.90          4,751      -
------------------------------------------------------------------------------------------------------------------------
98    OTHERS                      -                -              -        114,552,262    45.80    138,571,162    100.00
------------------------------------------------------------------------------------------------------------------------
99    TOTAL                                                                249,983,143   100.00    138,575,913    100.00
------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
                                                                              13 -
                                10 -                          12 -       SHAREHOLDERS'
 1 -    2 - NAME/              TOTAL                      SHAREHOLDING     AGREEMENT      14 -
ITEM    COMPANY NAME          SHARES           11 - %      COMPOSITION     INTEREST    CONTROLLER
------------------------------------------------------------------------------------------------
01    VALEPAR               105,443,070         27.10       04/30/2002          -          YES
-----------------------------------------------------------------------------------------------
04    LITEL PARTCIPACOES     25,272,641          6.50       04/30/2002          -           NO
      S/A
-----------------------------------------------------------------------------------------------
97    TREASURY STOCK          4,719,921          1.20                           -           NO
-----------------------------------------------------------------------------------------------
98    OTHERS                253,123,424         65.20                           -           NO
-----------------------------------------------------------------------------------------------
99    TOTAL                  388,559,05        100.00
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
                                                                                      Page: 8


 FEDERAL PUBLIC SERVICE
 SECURITIES COMMISSION (Comissao de Valores Mobiliarios - CVM)
 ANNUAL INFORMATION - IAN
 YEAR ENDED 12/31/2001

01.01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------------------------
 1 - CVM CODE    2 - NAME OF THE COMPANY                                           3 - CNPJ (CORPORATE TAXPAYER NUMBER)
     00417-0         COMPANHIA VALE DO RIO DOCE                                        33.592.510/0001-54
------------------------------------------------------------------------------------------------------------------------------------

03.03 - STOCK CAPITAL DISTRIBUTION AMONG CONTROLLERS

------------------------------------------------------------------------------------------------------------------------------------
 1 - ITEM        2 - INVESTOR                                                      3 - DATE OF THE SOCIAL CAPITAL'S COMPOSITION
     01              VALEPAR                                                           04/30/2002
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
                                                                               6 -                     8 -
 1 -    2 - NAME/                                  4 -        5 - FEDERAL     COMMON                PREFERRED
ITEM   COMPANY NAME             3 - CPF/CNPJ   NATIONALITY        UNIT        SHARES      7 - %       SHARES       9 - %
------------------------------------------------------------------------------------------------------------------------
0101  BABIE PARTICIPACOES 04.308.745/0001-73   Brazilian            RJ      15,019,621    14.20           -            -
------------------------------------------------------------------------------------------------------------------------
0103  LITEL PARTICIPACOES
      S/A                 00.743.065/0001-27   Brazilian            RJ      43,985,949    41.70           -            -
------------------------------------------------------------------------------------------------------------------------
0104  SWEET RIVER
      INVESTMENTS, LTD                -        Bahamas               -      12,187,500    11.60           -            -
------------------------------------------------------------------------------------------------------------------------
0105  ELETRON S.A.        00.514.998/0001-42   Brazilian            RJ      21,875,000    20.70           -            -
------------------------------------------------------------------------------------------------------------------------
0106  BNDESPAR            00.383.281/0001-09   Brazilian            RJ      11,250,000    10.70           -            -
------------------------------------------------------------------------------------------------------------------------
0107  INVESTVALE          00.374.829/0001-54   Brazilian            RJ       1,125,000     1.10           -            -
------------------------------------------------------------------------------------------------------------------------
0199  TOTAL                                                                105,443,070   100.00           -            -
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------
                                10 -                      12 -
 1 -    2 - NAME/          TOTAL SHARES             STOCK CAPITAL
ITEM    COMPANY NAME          (UNIT)     11 - %      COMPOSITION
------------------------------------------------------------------
0101  BABIE PARTICIPACOES    15,019,621   14.20      04/30/2002
------------------------------------------------------------------
0103  LITEL PARTICIPACOES
      S/A                    43,985,949   41.70      04/30/2002
------------------------------------------------------------------
0104  SWEET RIVER
      INVESTMENTS, LTD       12,187,500   11.60      04/30/2002
------------------------------------------------------------------
0105  ELETRON S.A.           21,875,000   20.70      04/30/2002
------------------------------------------------------------------
0106  BNDESPAR               11,250,000   10.70      04/30/2002
------------------------------------------------------------------
0107  INVESTVALE              1,125,000    1.10      04/30/2002
------------------------------------------------------------------
0199  TOTAL                 105,443,070  100.00
------------------------------------------------------------------

-------------------------------------------------------------------------------
                                                                        Page: 9


 FEDERAL PUBLIC SERVICE
 SECURITIES COMMISSION (Comissao de Valores Mobiliarios - CVM)
 ANNUAL INFORMATION - IAN
 YEAR ENDED 12/31/2001


01.01 - IDENTIFICATION
------------------------------------------------------------------------------------------
 1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
     00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
------------------------------------------------------------------------------------------


03.03 - STOCK CAPITAL DISTRIBUTION AMONG CONTROLLERS

------------------------------------------------------------------------------------------------------------------------
 1 - ITEM        2 - INVESTOR                       3 - DATE OF THE SOCIAL CAPITAL'S COMPOSITION
     0101            BABIE PARTICIPACOES                 04/30/2002
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
                                                                               6 -                     8 -
 1 -    2 - NAME/                                  4 -        5 - FEDERAL     COMMON                PREFERRED
ITEM   COMPANY NAME             3 - CPF/CNPJ   NATIONALITY        UNIT        SHARES      7 - %       SHARES       9 - %
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------
                                10 -                      12 -
 1 -    2 - NAME/          TOTAL SHARES             STOCK CAPITAL
ITEM    COMPANY NAME          (UNIT)     11 - %      COMPOSITION
------------------------------------------------------------------



--------------------------------------------------------------------------------
                                                                        Page: 10


 FEDERAL PUBLIC SERVICE
 SECURITIES COMMISSION (Comissao de Valores Mobiliarios - CVM)
 ANNUAL INFORMATION - IAN
 YEAR ENDED 12/31/2001


01.01 - IDENTIFICATION
------------------------------------------------------------------------------------------
 1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
     00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
------------------------------------------------------------------------------------------


03.03 - STOCK CAPITAL DISTRIBUTION AMONG CONTROLLERS

------------------------------------------------------------------------------------------------------------------------
 1 - ITEM        2 - INVESTOR                       3 - DATE OF THE SOCIAL CAPITAL'S COMPOSITION
     0103            LITEL PARTICIPACOES S. A.          04/30/2002
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
                                                                               6 -                     8 -
 1 -    2 - NAME/                                  4 -        5 - FEDERAL     COMMON                PREFERRED
ITEM   COMPANY NAME             3 - CPF/CNPJ   NATIONALITY        UNIT        SHARES      7 - %       SHARES       9 - %
------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------
                                10 -                      12 -
 1 -    2 - NAME/          TOTAL SHARES             STOCK CAPITAL
ITEM    COMPANY NAME          (UNIT)     11 - %      COMPOSITION
------------------------------------------------------------------



--------------------------------------------------------------------------------
                                                                        Page: 11


 FEDERAL PUBLIC SERVICE
 SECURITIES COMMISSION (Comissao de Valores Mobiliarios - CVM)
 ANNUAL INFORMATION - IAN
 YEAR ENDED 12/31/2001


01.01 - IDENTIFICATION
------------------------------------------------------------------------------------------
 1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
     00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
------------------------------------------------------------------------------------------


03.03 - STOCK CAPITAL DISTRIBUTION AMONG CONTROLLERS

------------------------------------------------------------------------------------------------------------------------
 1 - ITEM        2 - INVESTOR                       3 - DATE OF THE SOCIAL CAPITAL'S COMPOSITION
     0104            SWEET RIVER INVESTMENTS, LTD       04/30/2002
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
                                                                               6 -                     8 -
 1 -    2 - NAME/                                  4 -        5 - FEDERAL     COMMON                PREFERRED
ITEM   COMPANY NAME             3 - CPF/CNPJ   NATIONALITY        UNIT        SHARES      7 - %       SHARES       9 - %
------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------
                                10 -                      12 -
 1 -    2 - NAME/          TOTAL SHARES             STOCK CAPITAL
ITEM    COMPANY NAME          (UNIT)     11 - %      COMPOSITION
------------------------------------------------------------------



--------------------------------------------------------------------------------
                                                                        Page: 12


 FEDERAL PUBLIC SERVICE
 SECURITIES COMMISSION (Comissao de Valores Mobiliarios - CVM)
 ANNUAL INFORMATION - IAN
 YEAR ENDED 12/31/2001


01.01 - IDENTIFICATION
------------------------------------------------------------------------------------------
 1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
     00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
------------------------------------------------------------------------------------------


03.03 - STOCK CAPITAL DISTRIBUTION AMONG CONTROLLERS

------------------------------------------------------------------------------------------------------------------------
 1 - ITEM        2 - INVESTOR                       3 - DATE OF THE SOCIAL CAPITAL'S COMPOSITION
     0105            ELETRON S. A.                      04/30/2002
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
                                                                               6 -                     8 -
 1 -    2 - NAME/                                  4 -        5 - FEDERAL     COMMON                PREFERRED
ITEM   COMPANY NAME             3 - CPF/CNPJ   NATIONALITY        UNIT        SHARES      7 - %       SHARES       9 - %
------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------
                                10 -                      12 -
 1 -    2 - NAME/          TOTAL SHARES             STOCK CAPITAL
ITEM    COMPANY NAME          (UNIT)     11 - %      COMPOSITION
------------------------------------------------------------------



--------------------------------------------------------------------------------
                                                                        Page: 13


 FEDERAL PUBLIC SERVICE
 SECURITIES COMMISSION (Comissao de Valores Mobiliarios - CVM)
 ANNUAL INFORMATION - IAN
 YEAR ENDED 12/31/2001


01.01 - IDENTIFICATION
------------------------------------------------------------------------------------------
 1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
     00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
------------------------------------------------------------------------------------------


03.03 - STOCK CAPITAL DISTRIBUTION AMONG CONTROLLERS

------------------------------------------------------------------------------------------------------------------------
 1 - ITEM        2 - INVESTOR                       3 - DATE OF THE SOCIAL CAPITAL'S COMPOSITION
      0106           BNDESPAR                           04/30/2002
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
                                                                               6 -                     8 -
 1 -    2 - NAME/                                  4 -        5 - FEDERAL     COMMON                PREFERRED
ITEM   COMPANY NAME             3 - CPF/CNPJ   NATIONALITY        UNIT        SHARES      7 - %       SHARES       9 - %
------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------
                                10 -                      12 -
 1 -    2 - NAME/          TOTAL SHARES             STOCK CAPITAL
ITEM    COMPANY NAME          (UNIT)     11 - %      COMPOSITION
------------------------------------------------------------------



--------------------------------------------------------------------------------
                                                                        Page: 14


 FEDERAL PUBLIC SERVICE
 SECURITIES COMMISSION (Comissao de Valores Mobiliarios - CVM)
 ANNUAL INFORMATION - IAN
 YEAR ENDED 12/31/2001


01.01 - IDENTIFICATION
------------------------------------------------------------------------------------------
 1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
     00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
------------------------------------------------------------------------------------------


03.03 - STOCK CAPITAL DISTRIBUTION AMONG CONTROLLERS

------------------------------------------------------------------------------------------------------------------------
 1 - ITEM        2 - INVESTOR                       3 - DATE OF THE SOCIAL CAPITAL'S COMPOSITION
     0107            INVESTVALE                         04/30/2002
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
                                                                               6 -                     8 -
 1 -    2 - NAME/                                  4 -        5 - FEDERAL     COMMON                PREFERRED
ITEM   COMPANY NAME             3 - CPF/CNPJ   NATIONALITY        UNIT        SHARES      7 - %       SHARES       9 - %
------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------
                                10 -                      12 -
 1 -    2 - NAME/          TOTAL SHARES             STOCK CAPITAL
ITEM    COMPANY NAME          (UNIT)     11 - %      COMPOSITION
------------------------------------------------------------------



--------------------------------------------------------------------------------
                                                                        Page: 15


 FEDERAL PUBLIC SERVICE
 SECURITIES COMMISSION (Comissao de Valores Mobiliarios - CVM)
 ANNUAL INFORMATION - IAN
 YEAR ENDED 12/31/2001


01.01 - IDENTIFICATION
------------------------------------------------------------------------------------------
 1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
     00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
------------------------------------------------------------------------------------------


03.03 - STOCK CAPITAL DISTRIBUTION AMONG CONTROLLERS

------------------------------------------------------------------------------------------------------------------------
 1 - ITEM        2 - INVESTOR                       3 - DATE OF THE SOCIAL CAPITAL'S COMPOSITION
      04             LITEL PARTICIPACOES S/A            04/30/2002
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
                                                                               6 -                     8 -
 1 -    2 - NAME/                                  4 -        5 - FEDERAL     COMMON                PREFERRED
ITEM   COMPANY NAME             3 - CPF/CNPJ   NATIONALITY        UNIT        SHARES      7 - %       SHARES       9 - %
------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------
                                10 -                      12 -
 1 -    2 - NAME/          TOTAL SHARES             STOCK CAPITAL
ITEM    COMPANY NAME          (UNIT)     11 - %      COMPOSITION
------------------------------------------------------------------



--------------------------------------------------------------------------------
                                                                        Page: 16


 FEDERAL PUBLIC SERVICE
 SECURITIES COMMISSION (Comissao de Valores Mobiliarios - CVM)
 ANNUAL INFORMATION - IAN
 YEAR ENDED 12/31/2001


01.01 - IDENTIFICATION
------------------------------------------------------------------------------------------
 1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
     00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
------------------------------------------------------------------------------------------


04.01    - COMPOSITION OF THE SHARE CAPITAL


1 - Date of the last change: 04/29/2002
-------------------------------------------------------------------------------------------------------------------------
                                          4 - NOMINATIVE                  6 - QUANTITY         7 -             8 -
                                          STOCK OR BOOK      5 - FACE       OF SHARES       SUBSCRIBED       PAID-UP
2 - ITEM       3 - SPECIFICATION           ENTRY SHARE         VALUE          (UNIT)       (R$ THOUSANDS)  (R$ THOUSANDS)
-------------------------------------------------------------------------------------------------------------------------
01       COMMON SHARES (BOOK SHARES)     BOOK ENTRY SHARE                  249,983,143        3,216,797        3,216,797
-------------------------------------------------------------------------------------------------------------------------
02       CLASS A PREFERRED SHARES        BOOK ENTRY SHARE                  138,575,913        1,783,203        1,783,203
-------------------------------------------------------------------------------------------------------------------------
03
-------------------------------------------------------------------------------------------------------------------------
04
-------------------------------------------------------------------------------------------------------------------------
05
-------------------------------------------------------------------------------------------------------------------------
06
-------------------------------------------------------------------------------------------------------------------------
07
-------------------------------------------------------------------------------------------------------------------------
08
-------------------------------------------------------------------------------------------------------------------------
09
-------------------------------------------------------------------------------------------------------------------------
10
-------------------------------------------------------------------------------------------------------------------------
11
-------------------------------------------------------------------------------------------------------------------------
12
-------------------------------------------------------------------------------------------------------------------------
13
-------------------------------------------------------------------------------------------------------------------------
14
-------------------------------------------------------------------------------------------------------------------------
15
-------------------------------------------------------------------------------------------------------------------------
16
-------------------------------------------------------------------------------------------------------------------------
17
-------------------------------------------------------------------------------------------------------------------------
18
-------------------------------------------------------------------------------------------------------------------------
                                                                            388,559,056       5,000,000        5,000,000
-------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------------
                                                                                                                Page: 17



 FEDERAL PUBLIC SERVICE
 SECURITIES COMMISSION (Comissao de Valores Mobiliarios - CVM)
 ANNUAL INFORMATION - IAN
 YEAR ENDED 12/31/2001


01.01 - IDENTIFICATION
------------------------------------------------------------------------------------------
 1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
     00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
------------------------------------------------------------------------------------------


04.01 - SUBSCRIBED SHARE CAPITAL
----------------------------------------------------------------------------------------------------------------------------

                         3 - SHARE        4 - VALUE OF      5 - ORIGIN OF         7 - NUMBER OF       8 - OUTSTANDING SHARES'
                          CAPITAL        ALTERATION (R$       ALTERATION       OUTSTANDING SHARES          VALUE (REAIS)
1 - ITEM  2 - DATE     (R$ THOUSANDS)      THOUSANDS)                                (UNITS)
----------------------------------------------------------------------------------------------------------------------------
01        12/28/1999      3,000,000           548,000       Capital Reserves
----------------------------------------------------------------------------------------------------------------------------
02        04/25/2001      4,000,000         1,000,000       Revenue Reserves
----------------------------------------------------------------------------------------------------------------------------
03        04/29/2002      5,000,000           443,684       Capital Reserves
----------------------------------------------------------------------------------------------------------------------------
04        04/29/2002      5,000,000           556,316       Revenue Reserves
----------------------------------------------------------------------------------------------------------------------------
05
----------------------------------------------------------------------------------------------------------------------------
06
----------------------------------------------------------------------------------------------------------------------------
07
----------------------------------------------------------------------------------------------------------------------------
08
----------------------------------------------------------------------------------------------------------------------------
09
----------------------------------------------------------------------------------------------------------------------------
10
----------------------------------------------------------------------------------------------------------------------------
11
----------------------------------------------------------------------------------------------------------------------------
12
----------------------------------------------------------------------------------------------------------------------------
13
----------------------------------------------------------------------------------------------------------------------------
14
----------------------------------------------------------------------------------------------------------------------------
15
----------------------------------------------------------------------------------------------------------------------------
16
----------------------------------------------------------------------------------------------------------------------------
17
----------------------------------------------------------------------------------------------------------------------------
18
----------------------------------------------------------------------------------------------------------------------------
19
----------------------------------------------------------------------------------------------------------------------------
20
----------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------
                                                                                                                    Page: 18



 FEDERAL PUBLIC SERVICE
 SECURITIES COMMISSION (Comissao de Valores Mobiliarios - CVM)
 ANNUAL INFORMATION - IAN
 YEAR ENDED 12/31/2001


01.01 - IDENTIFICATION
------------------------------------------------------------------------------------------
 1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
     00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
------------------------------------------------------------------------------------------


04.04 - AUTHORIZED STOCK CAPITAL

------------------------------------------------------------------------------------------------------------------------
        1 - NUMBER (UNITS)                   2 - VALUE (REAIS)                       3 - DATE OF AUTHORIZATION
------------------------------------------------------------------------------------------------------------------------
              900,000,000                                   0                                       04/29/2002
------------------------------------------------------------------------------------------------------------------------


04.05    - ADDRESS OF THE PRINCIPAL OFFICE

------------------------------------------------------------------------------------------------------------------------
  1 - ITEM          2 - SPECIFICATIION                3 - CLASS           4 - QUANTITY OF AUTHORIZED STOCK ISSUE (UNITS)
------------------------------------------------------------------------------------------------------------------------
       01 COMMON SHARES                                                                              300,000,000
------------------------------------------------------------------------------------------------------------------------
       02 PREFERRED SHARES                                A                                          600,000,000
------------------------------------------------------------------------------------------------------------------------









------------------------------------------------------------------------------------------------------------------------
                                                                                                                Page: 19



 FEDERAL PUBLIC SERVICE
 SECURITIES COMMISSION (Comissao de Valores Mobiliarios - CVM)
 ANNUAL INFORMATION - IAN
 YEAR ENDED 12/31/2001


01.01 - IDENTIFICATION
------------------------------------------------------------------------------------------
 1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
     00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
------------------------------------------------------------------------------------------


05.01 - TREASURY STOCK

------------------------------------------------------------------------------------------------------------------------------------
                                                                       6 - QUANTITY    7 - AMOUNT TO   8 - QUANTITY     9 - AMOUNT
              2 -                                   5 - ACQUISITION    TO BE ACQUIRED  TO PAID (REAIS     ACQUIRED       PAID
1 - ITEM  SPECIFICATION   3 - CLASS   4 - MEETING         TERM             (UNITS)       THOUSANDS)       (UNITS)     (R$ THOUSANDS)
------------------------------------------------------------------------------------------------------------------------------------
   01     COMMON                       10/24/2001       3 MONTHS         5,027,429              -        4,715,170          131,103
------------------------------------------------------------------------------------------------------------------------------------
   02     PREFFERED             A      10/24/2001       3 MONTHS        13,692,872              -            4,751              244
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
















------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                           Page: 20



 FEDERAL PUBLIC SERVICE
 SECURITIES COMMISSION (Comissao de Valores Mobiliarios - CVM)
 ANNUAL INFORMATION - IAN
 YEAR ENDED 12/31/2001

01.01 - IDENTIFICATION
------------------------------------------------------------------------------------------
 1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
     00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
------------------------------------------------------------------------------------------

06.01    - DIVIDENDS/INTEREST ON STOCKHOLDERS' EQUITY

----------------------------------------------------------------------------------------
                                                                          6 - NET PROFIT
                                                             5 - END OF   OR LOSS IN THE
                                                             THE FISCAL     PERIOD (R$
1 - ITEM   2 - DIVIDENDS/INTEREST     3 - EVENT  4 - DATE       YEAR         THOUSAND)
----------------------------------------------------------------------------------------
   01      Interest On Stockholders       BDM    08/02/1999  12/31/1999      1,251,199
                    Equity
----------------------------------------------------------------------------------------
   02      Interest On Stockholders       BDM    08/02/1999  12/31/1999      1,251,199
                    Equity
----------------------------------------------------------------------------------------
   03      Interest On Stockholders       BDM    12/27/1999  12/31/1999      1,251,199
                    Equity
----------------------------------------------------------------------------------------
   04      Interest On Stockholders       BDM    12/27/1999  12/31/1999      1,251,199
                    Equity
----------------------------------------------------------------------------------------
   05      Interest On Stockholders       BDM    12/30/2000  12/31/2000      2,132,658
                    Equity
----------------------------------------------------------------------------------------
   06      Interest On Stockholders       BDM    12/30/2000  12/31/2000      2,132,658
                    Equity
----------------------------------------------------------------------------------------
   07      Interest On Stockholders       BDM    11/22/2001  12/31/2001      3,050,710
                    Equity
----------------------------------------------------------------------------------------
   08      Interest On Stockholders       BDM    11/22/2001  12/31/2001      3,050,710
                    Equity
----------------------------------------------------------------------------------------
   09      Interest On Stockholders       BDM    11/22/2001  12/31/2001      3,050,710
                    Equity
----------------------------------------------------------------------------------------
   10      Interest On Stockholders       BDM    11/22/2001  12/31/2001      3,050,710
                    Equity
----------------------------------------------------------------------------------------

--------------------------------------------------------------------------
                                                  10 - AMOUNT
             7 - DIVIDENDS   8 - TYPE      9 -       OF THE       11 -
             PER SHARE (R$)  OF SHARE   CLASS OF  DIVIDEND (R$  PAYMENT
1 - ITEM                                  SHARE    THOUSAND)      DATE
--------------------------------------------------------------------------
   01         1.1100000000   Common                 277,481     08/20/1999

--------------------------------------------------------------------------
   02         1.1100000000   Preferred      A       149,758     08/20/1999

--------------------------------------------------------------------------
   03         1.1700000000   Common                 292,480     03/01/2000

--------------------------------------------------------------------------
   04         1.1700000000   Preferred      A       157,853     03/01/2000

--------------------------------------------------------------------------
   05         3.3300000000   Common                 832,420     02/20/2001

--------------------------------------------------------------------------
   06         3.3300000000   Preferred      A       449,272     02/20/2001

--------------------------------------------------------------------------
   07         2.3050000000   Common                 566,607     12/10/2001

--------------------------------------------------------------------------
   08         2.3050000000   Preferred      A       320,131     12/10/2001

--------------------------------------------------------------------------
   09         2.3050000000   Common                 566,607     04/30/2002

--------------------------------------------------------------------------
   10         2.3050000000   Preferred      A       320,131     04/30/2002

--------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                        Page: 21
-



 FEDERAL PUBLIC SERVICE
 SECURITIES COMMISSION (Comissao de Valores Mobiliarios - CVM)
 ANNUAL INFORMATION - IAN
 YEAR ENDED 12/31/2001


01.01 - IDENTIFICATION
------------------------------------------------------------------------------------------
 1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
     00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
------------------------------------------------------------------------------------------


06.03    - BYLAW DISTRIBUTION OF THE STOCK CAPITAL
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                            9 -
                                                  5 - FIXED  6 - MINIMUM   7 - CUMULATIVE      8 -        PREVISION             11 -
1 - ITEM   2 - SHARE     3 - SHARE   4 - STOCK     DIVIDEND    DIVIDEND       DIVIDEND       VALUATION    FOR CAPITAL   10 -   VOTIN
          SPECIFICATION    CLASS     CAPITAL %      TYPE %      TYPE %         TYPE %          BASIS        REFUND    PREMIUM  RIGHT
------------------------------------------------------------------------------------------------------------------------------------
    01     Common                      64,34           -        25,00              -       Portion of the      No         No    Yes
                                                                                              profit
------------------------------------------------------------------------------------------------------------------------------------
    02     Preferred          A        35,66           -         6,00              -       Portion of the      No         No    Yes
                                                                                              capital
------------------------------------------------------------------------------------------------------------------------------------


06.04    - BYLAW ALTERATION

------------------------------------------------------------------------------------------------------------------------------------
1 - DATE OF THE LAST CHANGE                            2 - COMPULSORY DIVIDEND (% PROFIT)
   04/29/2002                                             0,00
------------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                           Page: 22


 FEDERAL PUBLIC SERVICE
 SECURITIES COMMISSION (Comissao de Valores Mobiliarios - CVM)
 ANNUAL INFORMATION - IAN
 YEAR ENDED 12/31/2001


01.01 - IDENTIFICATION
------------------------------------------------------------------------------------------
 1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
     00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
------------------------------------------------------------------------------------------


07.01    - TOTAL REMUNERATION OF THE ADMINISTRATORS

-------------------------------------------------------------------------------------------------------
1 - PROFIT SHARING                   2 - OVERALL ADMINSTRATOR REMUNERATION                3 - FREQUENCY
    NO                                   R$ 7,855 thousand                                    Annual
-------------------------------------------------------------------------------------------------------


07.02    - PARTICIPATIONS AND CONTRIBUTIONS IN THE LAST THREE YEARS
-------------------------------------------------------------------------------------------------------
             2 - PARTICIPATIONS       3 - AMOUNT PAID ON      4 - AMOUNT PAID ON     5 - AMOUNT PAID ON
1 - ITEM     AND CONTRIBUTIONS             12/31/2001              12/31/2000             12/31/1999
-------------------------------------------------------------------------------------------------------
   01    Profit Sharing
-------------------------------------------------------------------------------------------------------
   02      * Debenture Holders
-------------------------------------------------------------------------------------------------------
   03      * Employees
-------------------------------------------------------------------------------------------------------
   04      * Administrators
-------------------------------------------------------------------------------------------------------
   05      * Founders' Shares
-------------------------------------------------------------------------------------------------------
   06    Contributions
-------------------------------------------------------------------------------------------------------
   07      * Assistance Fund
-------------------------------------------------------------------------------------------------------
   08      * Pension Fund                      13,486                  13,207                 29,818
-------------------------------------------------------------------------------------------------------
   09      * Others
-------------------------------------------------------------------------------------------------------
   10    Net Profit in The Fiscal Year      3,050,710               2,132,658              1,251,199
-------------------------------------------------------------------------------------------------------
   11    Net Loss in The Fiscal Year
-------------------------------------------------------------------------------------------------------


* OSM: Ordinary Shareholders Meeting
   BDM: Board of Directors Meeting


-------------------------------------------------------------------------------------------------------
                                                                                               Page: 23




 FEDERAL PUBLIC SERVICE
 SECURITIES COMMISSION (Comissao de Valores Mobiliarios - CVM)
 ANNUAL INFORMATION - IAN
 YEAR ENDED 12/31/2001


01.01 - IDENTIFICATION
------------------------------------------------------------------------------------------
 1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
     00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
------------------------------------------------------------------------------------------


07.03 - INVESTIMENTS IN AFFILIATED COMPANIES
--------------------------------------------------------------------------------------------------------------------------------
                    2 -                       3 -                                5 -            6 -
1 - ITEM    NAME OF THE AFFILIATED       CNPJ (CORPORATE                    PARTICIPATION   STOCKHOLDERS
                                         TAXPAYER NUMBER)    4 - TYPE             %            EQUITY        7 - COMPANY RATING
--------------------------------------------------------------------------------------------------------------------------------
   01    Zagaia Participacoes S/A      02.870.664/0001-37    Subsidiary          100,0          10,35       Trade, Industry and
                                                              Closed Capital                                   Others
--------------------------------------------------------------------------------------------------------------------------------
   02    Rio Doce Europa S. A. R. L.                    -    Subsidiary          99,80          18,85       Trade, Industry and
                                                              Closed Capital                                   Others
--------------------------------------------------------------------------------------------------------------------------------







--------------------------------------------------------------------------------------------------------------------------------
                                                                                                                         Page: 24


 FEDERAL PUBLIC SERVICE
 SECURITIES COMMISSION (Comissao de Valores Mobiliarios - CVM)
 ANNUAL INFORMATION - IAN
 YEAR ENDED 12/31/2001


01.01 - IDENTIFICATION
------------------------------------------------------------------------------------------
 1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
     00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
------------------------------------------------------------------------------------------


08.01    - CHARACTERISTICS OF PUBLIC OU PRIVATE DEBENTURE ISSUANCE

------------------------------------------------------------------------------------
      1 - CHARACTERISTIC OF THE ISSUANCE                          2 - ISSUANCE
------------------------------------------------------------------------------------
01 - ITEM                                                                         01
------------------------------------------------------------------------------------
02 - ISSUE SERIAL NUMBER                                                          05
------------------------------------------------------------------------------------
03 - CVM REGISTRATION NUMBER                                      SPE/GER/DEB-91/022
------------------------------------------------------------------------------------
04 - CVM REGISTRATION DATE                                                07/26/1991
------------------------------------------------------------------------------------
05 - ISSUED SERIES                                                                1A
------------------------------------------------------------------------------------
06 - TYPE                                                                     SIMPLE
------------------------------------------------------------------------------------
07 - NATURE                                                                   PUBLIC
------------------------------------------------------------------------------------
08 - ISSUANCE DATE/  09 - MATURITY DATE                    07/01/1991  -  07/01/2006
------------------------------------------------------------------------------------
10 - TYPE OF DEBENTURE                                                   SUBORDINATE
------------------------------------------------------------------------------------
11 - REMUNERATION CONDITION                                                 5% p. a.
------------------------------------------------------------------------------------
12 - PREMIUM/DISCOUNT
------------------------------------------------------------------------------------
13 - FACE VALUE (Reais)                                                      232,040
------------------------------------------------------------------------------------
14 - AMOUNT ISSUED (Thousand Reais)                                          232,040
------------------------------------------------------------------------------------
15 - NUMBER OF SECURITIES ISSUED                                               1,000
------------------------------------------------------------------------------------
16 - OUTSTANDING (UNIT)                                                            6
------------------------------------------------------------------------------------
17 - IN TREASURY (UNIT)                                                          994
------------------------------------------------------------------------------------
18 - REDEEMED (UNIT)                                                               -
------------------------------------------------------------------------------------
19 - CONVERTED (UNIT)                                                              -
------------------------------------------------------------------------------------
20 - TO BE PLACED (UNIT)                                                           -
------------------------------------------------------------------------------------
21 - DATE OF THE LAST REPRICING                                           07/01/2001
------------------------------------------------------------------------------------
22 - DATE OF THE NEXT EVENT                                               07/01/2003
------------------------------------------------------------------------------------





------------------------------------------------------------------------------------
                                                                            Page: 25


 FEDERAL PUBLIC SERVICE
 SECURITIES COMMISSION (Comissao de Valores Mobiliarios - CVM)
 ANNUAL INFORMATION - IAN
 YEAR ENDED 12/31/2001


01.01 - IDENTIFICATION
----------------------------------------------------------------------------------------
 1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
     00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
----------------------------------------------------------------------------------------


08.01    - CHARACTERISTICS OF PUBLIC OU PRIVATE DEBENTURE ISSUANCE

------------------------------------------------------------------------------------
     1 - CHARACTERISTIC OF THE ISSUANCE                           2 - ISSUANCE
------------------------------------------------------------------------------------
01 - ITEM                                                                         02
------------------------------------------------------------------------------------
02 - ISSUE SERIAL NUMBER                                                        SOLE
------------------------------------------------------------------------------------
03 - CVM REGISTRATION NUMBER                                          NOT REGISTERED
------------------------------------------------------------------------------------
04 - CVM REGISTRATION DATE                                                         -
------------------------------------------------------------------------------------
05 - ISSUED SERIES                                                                UM
------------------------------------------------------------------------------------
06 - TYPE                                                                     SIMPLE
------------------------------------------------------------------------------------
07 - NATURE                                                               PARTICULAR
------------------------------------------------------------------------------------
08 - ISSUANCE DATE/  09 - MATURITY DATE                                   07/08/1997
------------------------------------------------------------------------------------
10 - TYPE OF DEBENTURE                                                   SUBORDINATE
-----------------------------------------------------------------------------------
11 - REMUNERATION CONDITION                                  LINKED TO MINING RIGHTS
------------------------------------------------------------------------------------
12 - PREMIUM/DISCOUNT                                             % OF MINING RIGHTS
------------------------------------------------------------------------------------
13 - FACE VALUE (Reais)                                                         0,01
------------------------------------------------------------------------------------
14 - AMOUNT ISSUED (Thousand Reais)                                            3,885
------------------------------------------------------------------------------------
15 - NUMBER OF SECURITIES ISSUED                                         388,559,056
------------------------------------------------------------------------------------
16 - OUTSTANDING (UNIT)                                                  388,558,384
------------------------------------------------------------------------------------
17 - IN TREASURY (UNIT)                                                          672
------------------------------------------------------------------------------------
18 - REDEEMED (UNIT)                                                               -
------------------------------------------------------------------------------------
19 - CONVERTED (UNIT)                                                              -
------------------------------------------------------------------------------------
20 - TO BE PLACED (UNIT)                                                           -
------------------------------------------------------------------------------------
21 - DATE OF THE LAST REPRICING
------------------------------------------------------------------------------------
22 - DATE OF THE NEXT EVENT
------------------------------------------------------------------------------------



------------------------------------------------------------------------------------
                                                                            Page: 26


 FEDERAL PUBLIC SERVICE
 SECURITIES COMMISSION (Comissao de Valores Mobiliarios - CVM)
 ANNUAL INFORMATION - IAN
 YEAR ENDED 12/31/2001


01.01 - IDENTIFICATION
------------------------------------------------------------------------------------------
 1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
     00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
------------------------------------------------------------------------------------------

09.01 - A BRIEF HISTORY OF THE COMPANY

--------------------------------------------------------------------------------

The Company was founded by the Brazilian Government in June 1942 to own and operate iron ore mines located at Itabira in the State of Minas Gerais and the Vitoria-Minas Railroad, which had operated to carry iron ore and farm produce through the Rio Doce valley in southern Brazil to the Port of Vitoria, located in state of Espirito Santo.

The Company was established pursuant to commitments from the United Kingdom to contribute the Itabira iron ore mines and from the United States to provide financing for the acquisition of railroad and mining equipment.

The initial purpose of the Company was to organize the production and export of iron ore through the Company's Southern System to help meet strategic raw material needs during World War II.

In 1970, the Company and United States Steel Corporation commenced a joint venture to develop high quality iron ore mineral deposits located at Carajas in the State of Para in northern Brazil.

After acquiring U.S. Steel's interests in 1977, the Company commenced construction of the Carajas mining complex and the related Carajas Railroad with financing from various multilateral and commercial financial institutions, including the World Bank and the European Coal and Steel Community.

The Carajas mining complex and related transportation facilities initiated commercial scale operations in 1987.

On May 6, 1997 through an auction at the Rio de Janeiro Stock Exchange, the Brazilian Government privatized Companhia Vale do Rio Doce. The "Consorcio Brasil (VALEPAR)" bought 104,318,070 common shares of CVRD, equal to 41.73% of the common stock, for R$ 3,338,178,240.00.

Starting from two mine-railway-port systems in separate regions of the country, CVRD today is a conglomerate involved in extracting and processing natural resources and in transportation, including the operation of railroads and ports along with coastal and trans-oceanic shipping. It participates in a group of companies in the steelmaking and ferro-alloy sectors and also is present in other important areas of the Brazilian economy, such as aluminum, copper. Spread over ten Brazilian states, in 1997 it constituted a new company in the energy segment.

CVRD decided to operate in the general cargo market with the same efficiency it does in handling the iron ore it exports. In 1999 it was set up a specific department for logistics to administer its maritime terminals together with the railroads it owns outright and in partnerships, thus boosting the reliability and efficiency of transporting various cargoes: containers, solid and liquid bulk products, and general cargo. The goal is to expand CVRD's presence in the sector by offering fully integrated logistics services.

The broad scope of CVRD's activities plays a hugely important role in Brazil's progress. For this reason, the Company's growth and development, besides justifying the pride of its employees, partners and shareholders, reflects the ability of Brazilians to manage a business that today is a synonym for efficiency and competitiveness the world over.

In touch with its times and aware of its responsibilities, CVRD published its first Social Report along with its 1999 Financial Statements. Through the Fundacao Vale do Rio Doce (FVRD), the Company directs its efforts in education and in the areas of environmental preservation, health, infrastructure and economic development, working to improve the lives of all those living in the regions under its influence.


--------------------------------------------------------------------------------
                                                                        Page: 27


 FEDERAL PUBLIC SERVICE
 SECURITIES COMMISSION (Comissao de Valores Mobiliarios - CVM)
 ANNUAL INFORMATION - IAN
 YEAR ENDED 12/31/2001


01.01 - IDENTIFICATION
----------------------------------------------------------------------------------------
 1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
     00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
----------------------------------------------------------------------------------------

09.01 - A BRIEF HISTORY OF THE COMPANY

--------------------------------------------------------------------------------
09.01 - A BRIEF HISTORY OF THE COMPANY

The year 2000 represented a milestone in the life of Companhia Vale do Rio Doce, with the launch of ADRs on the New York Stock Exchange. Such a complex range of businesses - from mining ore to trading Company shares on skittish capital markets - is only feasible with modern and innovative management. Backed up by dedicated, highly motivated employees, Company management has been more transparent, dynamic and, most importantly, more focused and efficient.

In March 2002, CVRD was involved in two important transactions in the world's capital markets:

o The issue US$ 300 million worth of bonds, with a term of five years. This issue received Moody's risk classification Baa2. According to Moody's classification scale, Baa2 corresponds to an investment grade and is five notches above Brazilian sovereign debt rating. The spread over U.S. Treasury bonds, with a similar maturity date, was 455 basis points, the lowest for recent five-year Bond issues by Brazilian companies, since the Russian moratorium in August 1998.

o The third and final stage of the Company's privatization was successfully completed with the global offering of 78,787,838 common shares held by the National Treasury and the National Economic Development Bank - BNDES. The offer was oversubscribed more than three times, the shares being placed with institutional investors in 17 countries - Brazil, U.S., Canada, U.K., Ireland, Germany, Denmark, Spain, France, Holland, Italy, Kuwait, Luxembourg, Sweden, Switzerland, Australia and China (Hong Kong) - and 792,443 individual shareholders in Brazil. CVRD's common shares began trading on the NYSE on March 21, 2002 as American Depositary Receipts
     (ADRs), identified by ticker symbol RIO.

The success of these transactions demonstrates the strong confidence that Brazilian and foreign investors have in CVRD's future. The soundness of the Company's balance sheet and strong cash generation ensures credibility in the international debt market. A well defined long-term strategy, good corporate governance, operational excellence, unquestioned leadership in the global iron ore market, and significant growth opportunities in ferrous minerals, copper, bauxite, alumina and logistics services, were all important factors in attracting the large and diverse contingent of new shareholders.

CVRD won the following awards for recognition for its standards of excellence, such as:

o    Chosen by Global Finance magazine as the "Best Mining Company in Latin
     America";

o    Chosen by Euromoney as the "Best Corporate Borrower in Latin America";

o Chosen by the magazine Brasil Mineral as the "Mineral Sector Company of the Year";

o Awarded the National Association of Capital Market Investors - ANIMEC seal of quality for good shareholder relations;

o Research carried out in February 2002 by the investment bank CLSA among international investors on the quality of corporate governance, classified CVRD as among the top twenty best companies in emerging markets (Africa, Asia, Latin America and Eastern Europe).

--------------------------------------------------------------------------------
                                                                        Page: 28

 FEDERAL PUBLIC SERVICE
 SECURITIES COMMISSION (Comissao de Valores Mobiliarios - CVM)
 ANNUAL INFORMATION - IAN
 YEAR ENDED 12/31/2001


01.01 - IDENTIFICATION
----------------------------------------------------------------------------------------
 1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
     00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
----------------------------------------------------------------------------------------

09.02 - CHARACTERISTICS OF THE BRANCH OF ACTIVITY

--------------------------------------------------------------------------------

BUSINESS PERFORMANCE

FERROUS MINERALS

IRON ORE AND PELLETS

CVRD consolidates its global leadership position

During 2001, CVRD made two important acquisitions that helped to consolidate its leading position in the global iron ore market. This strategic move had important repercussions in bringing down production costs and offering a wider-based, more diverse, better quality product range to its clients.

On April 27, 2001, CVRD concluded the negotiations to purchase 100% of FERTECO for US$ 566 million.

FERTECO operates two iron ore mines, Fabrica and Feijao, and a pelletizing plant located in the Iron Quadrangle region in the state of Minas Gerais. It has an annual production capacity of 16.2 million tons of iron ore and 4.3 million tons of pellets. FERTECO holds 10.5% of the total capital of MRS and operates a maritime terminal in the port of Sepetiba, in the state of Rio de Janeiro.

CVRD completed the purchase of 50% of CAEMI's common shares on December 7, 2001 for US$ 278.7 million. CAEMI is a non-operational holding company, with significant shareholdings in iron ore businesses through a controlling stake in MBR, Brazil's second largest producer of iron ore, kaolin and refractory bauxite. MBR holds a 31.95% stake in the total capital of MRS. MBR sold 28.1 million tons of iron ore in 2001, while CADAM, a producer of kaolin sold 771,900 tons of this product.

The acquisition of CAEMI was approved by the European Commission, on condition that it sold its 50% stake in the Quebec Cartier Mining Company, a Canadian iron ore and pellet producer.

Through the acquisition of SAMITRI in May 2000 and its subsequent consolidation into the Parent Company in October 2001, CVRD reduced costs in the Southern System significantly, as well as increased operational flexibility there. It is important to mention, for example, substantial savings were made in procurement costs. The Company gained flexibility by widening its range of end-products, allowing alternative blending to improve quality and adapt products to customer requirements. The Capanema mine, which is exhausted, is to be replaced by the Fabrica Nova mine, formerly owned by SAMITRI. In addition, the Tubarao pelletizing plants will be supplied by pellet feed from the Alegria mine, whose good grinding properties will bring costs down.

Restructuring in sectors that are end-consumers of steel products and the more intense competition as a result, has provoked a wave of mergers and strategic alliances in the steel industry, both regional and intercontinentally. Consolidation in the steel industry, strengthening its ability to compete with other materials and consequently improving its medium-term growth outlook, is positive for producers of ferrous minerals such as CVRD. Due to its ability to provide solutions for its clients, the Company has great potential to help its customers to improve productivity.

New sales record

World production of crude steel fell, only marginally, in 2001. According to data from the International Institute for Steel and Iron - IISI, it fell from
847.2 million tons in 2000 to 839.9 million tons in 2001.


--------------------------------------------------------------------------------
                                                                       Page: 29

 FEDERAL PUBLIC SERVICE
 SECURITIES COMMISSION (Comissao de Valores Mobiliarios - CVM)
 ANNUAL INFORMATION - IAN
 YEAR ENDED 12/31/2001


01.01 - IDENTIFICATION
----------------------------------------------------------------------------------------
 1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
     00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
----------------------------------------------------------------------------------------

09.02 - CHARACTERISTICS OF THE BRANCH OF ACTIVITY

--------------------------------------------------------------------------------

Demand for iron ore continued firm and estimates are that the global seaborne trade amounted to 450 million tons, slightly lower than the all time record of 455 million tons in 2000. The cycle of low steel prices affected demand for iron ore with sales switching to lower priced products. This hit demand for pellets, as the production of direct reduced iron - a process that uses direct reduction pellets - was cut back. And blast furnaces tended to switch over to the use of ore fines rather than pellets.

Chinese imports of iron ore continued to rise strongly, up from 70 million in 2000 to 92.3 million in 2001, an increase of 32%, which compensated for the fall in demand from other countries. One example, Japan, the world's largest importer of iron ore, cut back imports from 131.7 million tons in 2000 to 126.3 million tons in 2001.

China's steel industry has been increasingly using imported iron ore in place of its own lower-grade domestic product, with the aim of raising productivity and improving the quality of its manufactured products. This is a long-term trend which began at the beginning of the nineties, seeing iron ore imports rise by an average annual rate of 18.4% between 1990 and 2001.

It is estimated that demand for seaborne iron ore will reach 500 million tons by 2006, with average annual growth of 2.1% over the next five years. A large part of this growth is likely to come from expanding imports into China.

CVRD's consolidated sales of iron ore and pellets reached a record level of
143.7 million tons in 2001, an increase of 21.7% on the previous year. In addition to that sold by the Parent Company, this amount includes that sold by joint ventures, FERTECO, SAMARCO and GIIC, disregarding transactions between companies. In the case of the last two companies, the sales volume is calculated in proportion to the stake held by the Parent Company. CVRD and the joint ventures were responsible for about 81% of sales, while 19% - 26.9 million tons - came from companies acquired in 2000 and 2001.

Sales of iron ore increased by 25.8%, while pellets sales rose to a lesser extent, 9.9%, reflecting the cyclical slowdown in demand for this product. Of the volume sold, 121.8 million tons - 85% of the total - were exported.

CVRD succeeded in expanding penetration in the Chinese market, widening its client base from 13 in the previous year to 23 steelmakers in 2001. An important milestone was the signing of a contract with the BAOSTEEL, China's largest steelmakers, for the supply of six million tons of iron ore annually for a period of 20 years. In addition, CVRD has signed technical cooperation agreements with various steel producers across China, such as Jinan, Handan, Beitai and Changzhi/Xingtai.

Exports by the Parent Company to China increased substantially, from 9.2 million in 2000 to 14.9 million tons 2001, reflecting the quality of the Company's products and a successful marketing policy.

In the Brazilian market, where sales grew 24.4% in 2001, CVRD has signed a supply contract which binds ACESITA, Latin America's largest producer of stainless steel, in an agreement to buy iron ore and pellets exclusively from CVRD for ten years. Contracts of this type enable clients to raise productivity and improve the quality of their products.

In 2001, the price of iron ore increased 4.3%, while that of pellets rose by 1.75%.


--------------------------------------------------------------------------------
                                                                        Page: 30

 FEDERAL PUBLIC SERVICE
 SECURITIES COMMISSION (Comissao de Valores Mobiliarios - CVM)
 ANNUAL INFORMATION - IAN
 YEAR ENDED 12/31/2001


01.01 - IDENTIFICATION
----------------------------------------------------------------------------------------
 1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
     00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
----------------------------------------------------------------------------------------

09.02 - CHARACTERISTICS OF THE BRANCH OF ACTIVITY

--------------------------------------------------------------------------------

                       IRON ORE PRICE BEHAVIOR SHOWS A STABLE PATTERN


   SSF FOB (US$ cents/fe-dmt)       The Economist Metals Price Index - 1990=100

[REPRESENTATION OF LINE GRAPH]

      US$ cents                                   Index 1990=100


Source: The Economist and CVRD


             CONSOLIDATED SALES OF IRON ORE AND PELLETS BY PRODUCT

REPRESENTATION OF BAR GRAPH

                         IRON ORE        PELLETS
million tons

   160.000                                          143.656
   140.000                                           32.889
   120.000                      118.014
   100.000      93.914
   80.000       22.362           29.934
   60.000                                           110.767
   40.000       71.552           88.080

   20.000

      0
                 1999              2000               2001







--------------------------------------------------------------------------------
                                                                        Page: 31

 FEDERAL PUBLIC SERVICE
 SECURITIES COMMISSION (Comissao de Valores Mobiliarios - CVM)
 ANNUAL INFORMATION - IAN
 YEAR ENDED 12/31/2001

01.01 - IDENTIFICATION
----------------------------------------------------------------------------------------
 1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
     00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
----------------------------------------------------------------------------------------

09.02 - CHARACTERISTICS OF THE BRANCH OF ACTIVITY

--------------------------------------------------------------------------------

             CONSOLIDATED SALES OF IRON ORE AND PELLETS BY COMPANY


REPRESENTATION OF BAR GRAPH                        [GRAPHIC OMITTED]


                       CVRD         ACQUISITIONS

million tons

  160.000
                                                             143.656
  140.000
                                       118.014                26.908
  120.000
                                        12.740
  100.000          93.914
                      439
   80.000

   60.000                                                    116.748
                                       105.274
   40.000          93.475

   20.000

        0

                    1999                 2000                   2001



             CONSOLIDATED SALES OF IRON ORE AND PELLETS BY COMPANY

REPRESENTATION OF BAR GRAPH                        [GRAPHIC OMITTED]


                  EXPORT MARKETS        DOMESTIC MARKETS

   160.000
                                                             143.656
   140.000
                                                              21.812
   120.000                             118.014

   100.000                              17.544
                   93.914
    80.000
                   13.258
    60.000
                                                             121.844
    40.000                             100.470
                   80.656
    20.000

         0

                     1999                 2000                  2001


The raising of steel import barriers by the U.S. government will postpone the inevitable restructuring of the steel industry there, and increase the spread of global protectionism. But this is not expected to have a significant effect on CVRD's sales of iron ore and pellets.


--------------------------------------------------------------------------------
                                                                        Page: 32

 FEDERAL PUBLIC SERVICE
 SECURITIES COMMISSION (Comissao de Valores Mobiliarios - CVM)
 ANNUAL INFORMATION - IAN
 YEAR ENDED 12/31/2001


01.01 - IDENTIFICATION
----------------------------------------------------------------------------------------
 1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
     00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
----------------------------------------------------------------------------------------

09.02 - CHARACTERISTICS OF THE BRANCH OF ACTIVITY

--------------------------------------------------------------------------------

Good prospects for a synchronized global economy recovery and growing imports into China present a positive picture for shipments of iron ore and pellets in 2002.

New pelletizing plant

The world's steel production profile is changing. There is a growing trend of producing steel in electric arc furnaces, known as mini-mills which consume direct reduced iron (a product made from pellets). At the same time, traditional steelmakers are seeking to reduce their environmental impact, with a more intense use of pellets. As a consequence of this process of change, CVRD believes that global demand for pellets is likely to accelerate over the next ten years and has carried out investments in anticipation of its clients' needs.

In March 2002, it was inaugurated CVRD's twelfth iron ore pellet production plant located in the port of Ponta da Madeira, in the state of Maranhao. The Sao Luis pelletizing plant, the most modern in the world in terms of automation and environmental protection, has a production capacity of six million tons a year, which brings CVRD's total production capacity to 43 million tpy.

This pelletizing plant uses a movable grate process developed by Lurgi-Mettalurgie and is supplied with iron ore from Carajas. Estimated production for 2002 is two million tons.

The investment cost of the plant, per ton of capacity, amounted to US$ 31, which is considered to be very low. Ninety-seven technicians from Maranhao were trained at the Tubarao pelletizing plants to work in the Sao Luis operation.

This investment consolidates CVRD's leadership in the global pellet market and is an additional source of export growth in Brazil.


MANGANESE AND FERRO-ALLOYS

Growth despite energy rationing

CVRD is the world's second largest producer of manganese and the third largest producer of manganese ferro-alloys. It also has one of the lowest costs in the world and is one of the few integrated producers - a new trend in the industry.

As the steel industry is the principal market for these products, there is synergy with the iron ore business, providing economies of scale both in logistics and marketing.

CVRD's production of manganese ore from the Igarape do Azul and Urucum mines in 2001 amounted to 1.67 million tons. Sales totaled 1.75 million tons, up 8.9% on the previous year.


CVRD's ferro-alloy production - by SIBRA, CPFL and RDME - was 5.6% down on the previous year, amounting to 367,700 tons. This volume was 70,000 tons lower than that planned at the beginning of the year, as SIBRA and CPFL were both obliged to cut back production due to government-imposed power rationing.

Ferro-alloy sales in 2001 amounted to 362,400 tons, 65% of which was exported and 35% sold in the domestic market. Production cutbacks forced SIBRA and CPFL to halt the sale of items outside their principle product line, maintaining supplies to long-standing clients only.

Revenues from manganese and ferro-alloy sales contributed with 5.7% to the Company's consolidated revenues.

--------------------------------------------------------------------------------
                                                                        Page: 33

 FEDERAL PUBLIC SERVICE
 SECURITIES COMMISSION (Comissao de Valores Mobiliarios - CVM)
 ANNUAL INFORMATION - IAN
 YEAR ENDED 12/31/2001


01.01 - IDENTIFICATION
----------------------------------------------------------------------------------------
 1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
     00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
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

09.02 - CHARACTERISTICS OF THE BRANCH OF ACTIVITY

--------------------------------------------------------------------------------


NON-FERROUS MINERALS

COPPER

Progress of projects in Carajas

Feasibility studies up to now suggest that CVRD's copper projects are among the most competitive in the world in terms of investment cost and value per ton of ore. During the year, the development of the projects continued, strengthening expectations of CVRD becoming a copper producer with annual production of some 690,000 tons from 2007.

In October 2001, CVRD acquired the 50% stake that Phelps Dodge owned in the Sossego project for US$ 42.5 million.

Sossego is an extremely competitive project due to the low cost of investment needed, US$ 2,553 per ton, well below the industry average of US$ 3,800 per ton. When the Sossego project comes on stream in 2004, it will stimulate other projects such as 118 and Cristalino, located in the southern region of Carajas.

In April 2001, CVRD completed an economic pre-feasibility study which confirmed the viability of a new process route for the Salobo project developed by Cominco Engineering Services Limited - CESL.

The estimated investment needed for the construction of a plant using this new process route is US$ 1 billion, for an annual production capacity of 200,000 tons of copper cathodes. The low estimated operating cost of such an option would place the Salobo project in a good position on the cost curve within the copper industry.

In November 2001, CVRD and CODELCO signed a Memorandum of Understanding which established the joint basis of exploiting opportunities in the area of copper production and processing.


                                            COPPER PROJECTS

---------------------------------------------------------------------------------------------
                             Estimated Production
                             --------------------       CVRD        Start-up     Estimated
                              Copper        Gold   Participation      Set     CVRD Investment
                              Tpy           Tpy          %                      US$ million
---------------------------------------------------------------------------------------------
Feasibility Completed
---------------------------------------------------------------------------------------------
Sossego (a)                   140.000       3,0         100           2004           383
---------------------------------------------------------------------------------------------
Pre-feasibility
---------------------------------------------------------------------------------------------
118 (b)                        50.000        -           50           2004            70
---------------------------------------------------------------------------------------------
Cristalino (a)                150.000       2,5          50           2006           250
---------------------------------------------------------------------------------------------
Alemao (a)                    150.000       6,8          67           2006           368
---------------------------------------------------------------------------------------------
Salobo (b)                    200.000       8,0          50           2007           502
---------------------------------------------------------------------------------------------
TOTAL                         690.000      20,3                                    1.573
---------------------------------------------------------------------------------------------
(a) Copper concentrated
(b) Copper cathodes

---------------------------------------------------------------------------------------------
                                                                                     Page: 34



 FEDERAL PUBLIC SERVICE
 SECURITIES COMMISSION (Comissao de Valores Mobiliarios - CVM)
 ANNUAL INFORMATION - IAN
 YEAR ENDED 12/31/2001

01.01 - IDENTIFICATION
----------------------------------------------------------------------------------------
 1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
     00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
----------------------------------------------------------------------------------------

09.02 - CHARACTERISTICS OF THE BRANCH OF ACTIVITY

--------------------------------------------------------------------------------

                             COPPER PRICE 1999-2001

REPRESSENTATION OF LINE GRAPH                     [OBJECT OMITTED]

 US$/tons

   2200
   2100
   2000
   1900
   1800
   1700
   1600
   1500
   1400
   1300
   1200
   1100
        Jan-99  Mar-99  Jun-99  Sep-99  Dec-99  Feb-00  May-00  Aug-00  Nov-00  Jan-01  Apr-01  Jul-01  Oct-01  Dec-01

  London Metals Exchange - three-month contracts

GOLD

A good result in an unfavorable scenario

The small drop in the average price of gold, from US$ 279.18 per ounce in 2000 to US$ 271.35 in 2001, and in demand, which fell 2%, masked the volatility in the gold markets during the year. The global economic slowdown, which was sharper than expected, the interest rate cuts by the U.S. Federal Reserve Bank and the terrorist attacks of September 11, were the main reasons for this instability.

CVRD began gold production in 1984. Up to December 2001, it had produced 5,575,000 ounces of refined gold, and is one of the largest producers in Latin America. The Company currently operates three gold mines - Igarape Bahia, Fazenda Brasileiro and Itabira - which, in 2001, produced 515,000 ounces, 3.6% less than that produced in the previous year, 533,000 ounces. Sales totaled 508,000 ounces tons compared to 560,000 ounces in 2000.

The depreciation of the Brazilian real against the US dollar, compensated for the negative impact of low sales volume and prices, as well as increased production costs due to the imminent closure of the Igarape Bahia mine, scheduled for 2002.

Proven gold reserves, as of December 31, amounted to 752,400 ounces of recoverable gold. CVRD's gold production will pick up when the copper mine in Carajas comes on stream. Of the five existing projects, four (Sossego, Cristalino, Alemao and Salobo) contain gold, and the Company estimates that they have the capacity to produce around 650,000 ounces of gold per year from 2007.

The partial loss of gold's function as a store of value - a consequence of low global inflation rates, credibility acquired by Central Banks as inflation fighters and the development of financial derivatives, have all combined to drive down the gold price over the years. The average price in 2001, of US$
271.35 per ounce, reflects a fall for the fifth year running, down 30% from the 1996 price of US$ 388 per ounce.

--------------------------------------------------------------------------------
                                                                        Page: 35

 FEDERAL PUBLIC SERVICE
 SECURITIES COMMISSION (Comissao de Valores Mobiliarios - CVM)
 ANNUAL INFORMATION - IAN
 YEAR ENDED 12/31/2001


01.01 - IDENTIFICATION
----------------------------------------------------------------------------------------
 1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
     00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
----------------------------------------------------------------------------------------

09.02 - CHARACTERISTICS OF THE BRANCH OF ACTIVITY

--------------------------------------------------------------------------------

  The new scenario, therefore, has stimulated a drive towards lower costs and consolidation in the gold mining industry through mergers and acquisitions.


                              GOLD PRICE 1999-2001

REPRESSENTATION OF LINE GRAPH                     [OBJECT OMITTED]

 US$/tons

   2200
   2100
   2000
   1900
   1800
   1700
   1600
   1500
   1400
   1300
   1200
   1100

        Jan-99  Mar-99  Jun-99  Sep-99  Dec-99  Feb-00  May-00  Aug-00  Nov-00  Jan-01  Apr-01  Jul-01  Oct-01  Dec-01


  London Metals Exchange - three-month contracts






                       GOLD - GROSS REVENUES - 1999/2001

REPRESSENTATION OF LINE GRAPH                     [OBJECT OMITTED]

350

300

250

200
                                                          331
150
              280                   285
100

 50

  0
              1999                  2000                  2001






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                                                                        Page: 36

 FEDERAL PUBLIC SERVICE
 SECURITIES COMMISSION (Comissao de Valores Mobiliarios - CVM)
 ANNUAL INFORMATION - IAN
 YEAR ENDED 12/31/2001


01.01 - IDENTIFICATION
----------------------------------------------------------------------------------------
 1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
     00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
----------------------------------------------------------------------------------------

09.02 - CHARACTERISTICS OF THE BRANCH OF ACTIVITY

--------------------------------------------------------------------------------

INDUSTRIAL MINERALS

Small big cash generators

KAOLIN

Expansion in production capacity

In 2001, kaolin produced by CVRD subsidiary PPSA, rose 15.6% year-on-year to 362,500 tons. The work to expand annual production capacity to 600,000 tons was completed in December. The good quality of its product and the size of its kaolin mineral reserves, places CVRD as one of the main players in the global kaolin market.

Sales in 2001 totaled 338,500 tons, 87.1% of which was exported, while 12.9% was sold to the domestic market. Despite the retraction seen in the paper industry, sales were 6.5% higher than in the previous year. Revenues for the year amounted to R$ 97.8 million, up 39.5% in 2001. EBITDA amounted to R$ 44 million, an increase of 98% year-on-year.


POTASH

New production record

The production of potash chloride - KCl in 2001 totaled 594,900 tons, a new record since operations began at the Taquari-Vassouras mine.

A total of 495,800 tons was sold to the domestic market, which represented about 11% of domestic consumption estimated at 4.35 million tons. Total revenue from the sale of KCl amounted to R$ 165.7 million in the year and EBITDA of R$
84.6 million. The main obstacles to sales of KCl were the high inventory levels held by Brazilian fertilizer companies at the end of 2000 and the fall in demand from China and India, as a portion of fertilizer production in those countries was relocated to Latin America.

Approval has been granted for expanding production at the mine to 850,000 tpy, and this extra capacity is scheduled to come on stream in 2005. The investment has been estimated at US$ 67 million.


                INDUSTRIAL MINERALS - GROSS REVENUES - 1999/2001


     REPRESENTATION OF BAR GRAPHC
                                                           [OBJECT OMITTED]


                         Potash               Kaolin

300

250

200                                                        74
               39                    53
150

100
              155                   155                   166
 50

  0
             1999                  2000                  2001


--------------------------------------------------------------------------------
                                                                        Page: 37

 FEDERAL PUBLIC SERVICE
 SECURITIES COMMISSION (Comissao de Valores Mobiliarios - CVM)
 ANNUAL INFORMATION - IAN
 YEAR ENDED 12/31/2001


01.01 - IDENTIFICATION
----------------------------------------------------------------------------------------
 1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
     00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
----------------------------------------------------------------------------------------

09.02 - CHARACTERISTICS OF THE BRANCH OF ACTIVITY

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LOGISTICS

Maximizing asset utilization

CVRD's efforts in the short term are focused on consolidation of its existing asset base and making maximum use of it. To this end, the Company has sought to intensify the integration between the FCA, EFVM and the port of Tubarao, with better connections between these three, and also with other modes of transport. It has also launched a number of new services, including the Scheduled Trains.

The Company's logistics strategy for the next few years will focus on integrating the various links in the logistics chain and transforming its technology platform. This will allow total visibility along the logistics chain and better interaction with clients and partners to create a better service. This challenge is already under way; numerous initiatives are being undertaken to improve system efficiency, create uniform standards and prepare for e-business.

In April 2001, MULTISTRATA was launched, the only logistics solutions company in Mercosul. Using leading-edge technology, it offers shippers and logistics companies anything from simple on-line quotes to the structuring of customized solutions for the management of a given client's supply chain.

CVRD's clients already have internet access to the location, in real time, of all the cargo transported by the FCA and EFVM railroads, as well as the status and breakdown of billing for the services. This was a pioneer initiative in Brazil's railroad industry and widening the scope of information available to the customer is one of the Company's strategic goals in this field.


                   REVENUES FROM RAILROAD AND PORT SERVICES*

                          Breakdown by Client Activity

  REPRESENTATION OF BAR GRAPH                         [OBJECT OMITTED]

                         Pulp           3%

                         Chemicals      3%

                         Sundry         3%

                         Energy         7%

                         Containers     5%

                         Construction   8%

                         Steel         53%

                         Agriculture   18%

                    * except iron ore and pellets

The steel industry continues to be the main client of CVRD's railroad and port services, accounting for 53% of revenues. As well as products for the steel industry, other products are also carried, such as coal, furnace coke, pig iron and limestone. The agricultural segment ranks in second place due to the increase in grain transport, accounting for 18% of revenues. Widening the scope of the services offered has created good prospects for intermodal transportation, and the shipment of products for the building industry.

Cash generated by logistics amounted to R$ 360 million, 7% of the Company's total EBITDA.
--------------------------------------------------------------------------------
                                                                        Page: 38

 FEDERAL PUBLIC SERVICE
 SECURITIES COMMISSION (Comissao de Valores Mobiliarios - CVM)
 ANNUAL INFORMATION - IAN
 YEAR ENDED 12/31/2001


01.01 - IDENTIFICATION
----------------------------------------------------------------------------------------
 1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
     00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
----------------------------------------------------------------------------------------

09.02 - CHARACTERISTICS OF THE BRANCH OF ACTIVITY

--------------------------------------------------------------------------------


RAILROADS

New records and productivity gains

The railroads controlled by CVRD - EFC and EFVM, transported 167.4 million tons during the year, up 2.1% on 2000, a new record. EFC transported 58 million tons and EFVM, 109.4 million tons. 47 million tons were transported for customers, 28.1% of the total - 18.6 million tons of iron ore and pellets and 28.4 million tons of general cargo.

EFVM and EFC established another all time record in the transport of general cargo for customers - 12.9 billion ntk, an increase of 4.6% on the previous year.

The growth in general cargo transportation is the result of modernization which enabled the Company to meet customer demands, both in quality and journey time. For 2002, new investments are programmed for expanding general cargo transport capacity, including the purchase of modern locomotives for EFVM and enlarging the loading system at the fertilizer terminal, among others.

Bringing costs down is one of CVRD's constant goals. The consumption of fuel by EFC and EFVM was 2.28 and 3.54 liters per thousand ntk, respectively; similar to those levels obtained on the seven class I railroads in the North America. In parallel with the drive to bring costs down, increasing the utilization of assets is fundamental to growing the rate of return on investment in railroads. From this perspective, for EFVM there was a 4.7% increase in the number of ntk per freight car, which rose from 1.49 million in 2000 to 1.56 million in 2001.

In 2001, FCA, operated by CVRD, transported 21.7 million tons, 8% more than in the previous year. In ntk terms, volume was up 10.5% from 7.7 billion in 2000 to 8.4 billion in 2001. The main cargoes transported by this railroad are: agricultural products, steel, oil derivatives, cement and limestone.

The perception that customers are demanding more complete solutions has motivated CVRD into widening its range of services, offering multimodal solutions using its own assets and those of third parties, as well as introducing special services. Of these initiatives, one particular note is the introduction of the Scheduled Train and the connecting service between railroad systems.

The Scheduled Train, which has a set route, interval and timetable, signifies a radical change in concept and enables the railroad to reach new markets and carry higher aggregate value products, previously the dominion of truck transport, such as: food, beverages, industrial cargo and consumer durables. Since the end of 2000, CVRD has been operating the Vitoria - Minas Gerais Triangle route, and expects to open a service on two further routes Sao Paulo - Center-West and Sao Paulo - Salvador, in 2002.

To strengthen its ability to compete, CVRD has been developing long-distance transportation services, using other railroads and modes of transport. An example of such a service is the transport of maize from the Center-West to Fortaleza, using road transport from Mato Grosso to Porto Franco, in the state of Maranhao, and the Ferrovia Norte-Sul, EFC and CFN railroads. Also worth mentioning is the mutual traffic between FCA and EFVM, which again registered a significant increase - 12.5% this year to 11.2 million tons.


PORTS AND MARITIME TERMINALS

Ponta da Madeira will be Brazil's largest port


In 2001, the Ponta da Madeira port attained an ISO 14001 Certificate, bringing it into line with international standards of environmental management.


--------------------------------------------------------------------------------
                                                                        Page: 39

 FEDERAL PUBLIC SERVICE
 SECURITIES COMMISSION (Comissao de Valores Mobiliarios - CVM)
 ANNUAL INFORMATION - IAN
 YEAR ENDED 12/31/2001


01.01 - IDENTIFICATION
----------------------------------------------------------------------------------------
 1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
     00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
----------------------------------------------------------------------------------------

09.02 - CHARACTERISTICS OF THE BRANCH OF ACTIVITY

--------------------------------------------------------------------------------

The construction of Pier III begun in August 2001. In its first phase it will increase Ponta da Madeira's loading capacity to 76 million tons a year and, at the end of the second phase, to 85 million, transforming it into Brazil's largest cargo handling port.

New records were achieved at Ponta da Madeira in 2001, shipping, for example, a total of 53.3 million tons, up 7.7% on the previous year. A total of 49.3 million tons of iron ore was shipped, 1.5 million tons of manganese and 2.5 million tons of general cargo (pig-iron and soybeans).

The Tubarao Port Complex - comprised of the Tubarao port, the Paul quay and the maritime terminals of Praia Mole, Graneis Liquidos and Produtos Diversos - shipped 68.1 million tons in 2001.

General cargo shipped for customers in the ports controlled by CVRD - Ponta da Madeira, Inacio Barbosa and Tubarao - amounted to 19.5 million tons, 3.2% more than in 2000.

The SEPETIBA TECON terminal became fully operational in September 2001. A total of 17,000 TEUs (twenty-feet containers) and 40,000 vehicles were shipped. 465,000 tons of steel products were shipped compared to 461,700 tons in the previous year.

In August 2001, CVRD opted to sell its stake in RDP, on the Californian coast. This stake was sold to The Pasha Group for US$ 10 million.


SHIPPING

DOCENAVE sells its fleet

CVRD decided to discontinue its long-haul operations, which are no longer considered to be of strategic importance to the iron ore business, there being substantial freight shipping services in this market offering very competitive prices. The Company therefore sold seven ships for a total of US$ 55 million, focusing its activities on tug-boat services and coastal shipping. The remaining eight ships in the DOCENAVE fleet, which sail under the Liberian flag, should be sold in 2002.

CVRD coastal shipping operations in Mercosul are conducted through DOCENAVE. It has five freighters, operating two routes covering the main ports between Manaus and Buenos Aires. In 2001, 61,000 TEUs were shipped, which represented an approximate 42% share of the total domestic market.

Since the service was started, it has expanded very rapidly, provoking the need for a more regular timetable, re-programming operational scale and generating new routes.

Partnerships with other operators have enabled the number of ships on two particular weekly routes to be recently increased from five to seven. The greater number of stops en-route allows quicker connections to more destinations, making it possible to introduce the concept of feeder service in Brazil.


--------------------------------------------------------------------------------
                                                                        Page: 40

 FEDERAL PUBLIC SERVICE
 SECURITIES COMMISSION (Comissao de Valores Mobiliarios - CVM)
 ANNUAL INFORMATION - IAN
 YEAR ENDED 12/31/2001


01.01 - IDENTIFICATION
----------------------------------------------------------------------------------------
 1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
     00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
----------------------------------------------------------------------------------------

09.02 - CHARACTERISTICS OF THE BRANCH OF ACTIVITY

--------------------------------------------------------------------------------


BUSINESSES UNDER DEVELOPMENT AND HOLDINGS

ALUMINUM

Recovery expectancy in demand

The global recession, led by the U.S. economy, has hit demand for aluminum significantly. This year's average price for the three-month futures contract on the London Metal Exchange - LME dropped 7.4%, from US$ 1,567 per ton in 2000 to US$ 1,451 per ton. Price volatility, as measured by the intra-day variation against the closing price, was high and became increasingly so during the year. Global consumption fell 3.7% and existing inventories, according to data from the International Aluminium Institute - IAI, rose from 1.7 million tons at the end of 2000, to three million tons at the end of December 2001.

The fall in prices and the rise in inventory levels was mitigated somewhat by the energy crises on the West Coast of the U.S. and in Brazil. Some 8.3% of global production capacity, around two million tons in annualized terms, was temporarily shut down, which meant that the industry operated at 89.8% of capacity for the year, an all-time low.

Company activities within the aluminum chain contributed R$ 512.8 billion to consolidated EBITDA. As the risk of power rationing recedes in Brazil, ALBRAS' new capacity comes on stream and prospects improve for world economic recovery, so the aluminum business in 2002 should see an upturn.


                           ALUMINUM PRICE - 1999-2001

REPRESENTATION OF LINE GRAPH                           [OBJECT OMITTED]

1800

1700

1600

1500

1400

1300

1200

1100

Jan-99 Mar-99  Jun-99  Sep-99  Dec-99  Feb-00  May-00  Aug-00  Nov-00  Jan-01  Apr-01  Jul-01  Oct-01  Dec-01

London Metals Exchange - three-month contracts


BAUXITE

Trombetas expansion

MRN produced 10.7 million tons of bauxite in 2001, below its nominal capacity of 11 million tons. Sales totaled 10.9 million tons, 2.5% less than the previous year. Of this, 7.1 million tons went to the domestic market and 3.8 million tons were exported.


--------------------------------------------------------------------------------
                                                                        Page: 41

 FEDERAL PUBLIC SERVICE
 SECURITIES COMMISSION (Comissao de Valores Mobiliarios - CVM)
 ANNUAL INFORMATION - IAN
 YEAR ENDED 12/31/2001


01.01 - IDENTIFICATION
----------------------------------------------------------------------------------------
 1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
     00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
----------------------------------------------------------------------------------------

09.02 - CHARACTERISTICS OF THE BRANCH OF ACTIVITY

--------------------------------------------------------------------------------

During the year, the project to expand annual production capacity at the Trombetas mine to 16.3 million tons was given the go-ahead and is due for completion by the end of 2002. Up to the end of 2001, US$ 83 million had been invested, of a budgeted total for the project of US$ 206 million, approximately US$ 39 per additional ton of capacity.


ALUMINA

Cost of expansion at ALUNORTE is one of the lowest in the world

ALUNORTE produced 1.605 million tons of alumina in 2001, down 1.7% on the amount produced on the previous year of 1.628 million tons. Sales totaled 1.595 million tons, down 3.6% on the previous year. Of this, 721,000 tons went to the domestic market - ALBRAS and VALESUL - and 874,000 tons was exported.

The capacity expansion on the refinery for 2.3 million tons a year should be concluded in November 2002. Up to the end of 2001, US$ 69 million has been invested of a budgeted total of US$ 286 million, the equivalent of US$ 347 per ton, which is a very low cost even for a brownfield project.


PRIMARY ALUMINUM

Energy rationing reduces production levels

If, on one hand, the energy crisis in Pacific Northwest and Brazil helped to prevent a more severe drop in aluminum prices, on the other, the government imposed power rationing measures obliged ALBRAS and VALESUL to cut levels of production in 2001.

ALBRAS produced 332,200 tons of primary aluminum this year, 9% less than that produced in 2000 of 366,300 tons. The company disconnected 178 cells and postponed the opening of a further 64 new cells, part of its expansion project, on which work was completed in October 2001. Despite these problems, ALBRAS continued to be, according to CRU International Ltd. (a commodity research unit), one of the smelters with the lowest production cost in the world.

Sales totaled 331,700 tons, of which 95% went to the export market.

Energy rationing in the north of Brazil was suspended on the last day of 2001. And so ALBRAS began to operate at its new nominal production capacity of 406,000 tpy, in the last week of January 2002.

VALESUL's production shrank by 12,800 tons in relation to the previous year, to 79,800 tons. Sales amounted to 77,100 tons, of which 31% were exported.

The volume of scrap metal processed, 20,200 tons, was hit by the reduction in hot metal supplies, and was down 3.8% on the previous year.

The first turbine in the Machadinho hydroelectric power plant, in which VALESUL holds a 7% stake, is expected to come into service in the first half of 2002.
--------------------------------------------------------------------------------
                                                                        Page: 42

 FEDERAL PUBLIC SERVICE
 SECURITIES COMMISSION (Comissao de Valores Mobiliarios - CVM)
 ANNUAL INFORMATION - IAN
 YEAR ENDED 12/31/2001

01.01 - IDENTIFICATION
----------------------------------------------------------------------------------------
 1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
     00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
----------------------------------------------------------------------------------------

09.02 - CHARACTERISTICS OF THE BRANCH OF ACTIVITY

--------------------------------------------------------------------------------

                 PRIMARY ALUMINUM - GROSS REVENUES - 1999-2001

REPRESENTATION OF BAR CHART                           [OBJECT OMITTED]

        Revenues in proportion to CVRD stoke held in ALBRAS and VALESUL

800

700

600

500

400
                                                       752
                                 688
300
               496
200

100

0
               1999              2000                  2001

Revenues in proportion to CVRD stoke held in ALBRAS and VALESUL


ENERGY

Value creation and protection against price volatility


In 2001, CVRD was responsible for 4.5% of Brazil's electricity consumption,
12.5 million MWh. Electricity accounted for 8.1% of CVRD's cost of products sold, in consolidated terms.

Investment in electricity generation is an instrument for protecting the Company against volatile electricity prices. There is no intention of becoming entirely self-sufficient, neither is investment in other segments, such as transmission or distribution, intended.

Investment selection, as is the usual procedure for CVRD, is based on rigorous analysis criteria, exacting a 15% minimum return on capital, on a full equity basis, which is higher than the Company's cost of capital. Satisfying these conditions in an activity with growing marginal costs tends to limit the scope of investment in the electricity sector.

The Company's total estimated investment in the seven hydroelectric power plants, either under development or construction - Funil, Candonga, Aimores, Capim Branco I and II, Foz do Chapeco and Santa Isabel - is approximately US$ 700 million, over a six year period.

CVRD's share of the electricity generated by the Igarapava hydroelectric power plant, which has an installed capacity of 210 MW, is channeled to its operational units at Itabira and Timbopeba. Igarapava has been in operation since September 1999. The Company's take from the electricity generated by the Porto Estrela hydroelectric power plant, in operation since November 2001, is being sold on the wholesale energy market.

In 2001, CVRD had a stake in the consortium that made the winning bid for the construction and operation of two hydroelectric power plants: Foz do Chapeco, with an installed capacity of 855 MW, and Santa Isabel, with 1,087 MW. Foz do Chapeco is expected to come on stream in the second half of 2006, while the start-up of Santa Isabel is scheduled for 2007.
--------------------------------------------------------------------------------
                                                                       Page: 43

 FEDERAL PUBLIC SERVICE
 SECURITIES COMMISSION (Comissao de Valores Mobiliarios - CVM)
 ANNUAL INFORMATION - IAN
 YEAR ENDED 12/31/2001


01.01 - IDENTIFICATION
----------------------------------------------------------------------------------------
 1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
     00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
----------------------------------------------------------------------------------------

09.02 - CHARACTERISTICS OF THE BRANCH OF ACTIVITY

--------------------------------------------------------------------------------

 LOGO   Companhia
        Vale do Rio Doce
===========================================================

  Hydroeletric Power Plants

  PLANT          Installed
                 Capacity     ENERGY      Participation
  PLANT            (MW)     (TWh/year)       CVRD (%)

1 Igarapava         210        1.11          38.15
2 Porto Estrela     112        0.49          33.33
3 AimorEs           330        1.50          51.00
4 Candonga          140        0.58          50.00             [GRAPHIC OMITTED]
5 Funil             180        0.78          51.00
6 Capim Branco I    240        1.36          48.42
7 Capim Branco      210        1.15          48.42
  II
8 Foz do ChapecO    855        3.78          40.00
9 Santa Isabel    1,087        4.67          43.85


  TOTAL           3,364       15.42          44.19


  Operating
  Under implementation
  Under development


PULP AND PAPER

Divestiture generated US$ 990.5 million

In 2001, CVRD's stakes in BAHIA SUL and CENIBRA were successfully sold, the decision to divest having been made in the previous year in light of the Company's strategic focus on mining, logistics and electricity generation.

The 32% stake in BAHIA SUL was sold to Companhia Suzano de Papel e Celulose for US$ 320 million, which exercised its rights of first refusal. In the case of CENIBRA, sold for US$ 670.5 million, the buyer was Japan Brazil Pulp and Paper Resources Development, which also exercised its rights of first refusal.

Negotiations have begun with companies interested in buying the assets of FRD, and, in particular, 40,000 hectares of land and forest in the state of Espirito Santo. The sale should be finalized by 2002.

CELMAR continued to maintain its 29,500 hectares of planted forest in the state of Maranhao, on land of some 81,000 hectares.

In 2001, a number of studies were carried out on alternative uses for this wood, including the possibility of integrating the company into CVRD's strategic businesses.


--------------------------------------------------------------------------------
                                                                        Page: 44

 FEDERAL PUBLIC SERVICE
 SECURITIES COMMISSION (Comissao de Valores Mobiliarios - CVM)
 ANNUAL INFORMATION - IAN
 YEAR ENDED 12/31/2001


01.01 - IDENTIFICATION
----------------------------------------------------------------------------------------
 1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
     00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
----------------------------------------------------------------------------------------

09.02 - CHARACTERISTICS OF THE BRANCH OF ACTIVITY

--------------------------------------------------------------------------------


STEEL

Low prices affect performance

CST, the world's largest exporter of steel slabs, produced and sold 4.7 million tons of slabs in 2001, the same volume as the previous year. Net revenues totalled R$ 1.98 billion and EBITDA, R$ 563 million.

CST reported a loss of R$ 69 million in 2002. The construction of a hot strip mill was the company's main investment during the year. When it comes into service, this will increase CST's product range to include hot-rolled coils - which have a higher aggregate value - so making the company more profitable.

For CSI, 2001 was a year of many challenges. Against the background of a weak performance by the U.S. economy, predatory sales practices by a number of steelmakers east of the Rocky Mountains, an energy crisis in California and the threat of higher steel import tariffs to protect the U.S. steel industry, net sales amounted to US$ 640.4 million, reflecting the lowest steel prices in the company's history.

USIMINAS ended 2001 with the highest sales of flat rolled steel in its history,
4.05 million tons. Of this, 79% was sold in the domestic market and 21% was exported.

In March 2001, CVRD sold its stake in CSN for US$ 260 million. CVRD's investments in the steel sector contributed 5% of consolidated EBITDA in 2001.


FERTILIZERS

CVRD holds a 10.96% stake in FOSFERTIL, a company that produces and sells phosphate and nitrate-based fertilizers. In 2001, CVRD received R$ 6.6 million in dividends and interest on shareholders' equity from this company.

In 2001, FOSFERTIL and its subsidiary ULTRAFERTIL, sold 1,435,498 tons of fertilizer nutrients, 52.5% phosphate-based and 47.5% nitrate-based.
--------------------------------------------------------------------------------
                                                                        Page: 45

 FEDERAL PUBLIC SERVICE
 SECURITIES COMMISSION (Comissao de Valores Mobiliarios - CVM)
 ANNUAL INFORMATION - IAN
 YEAR ENDED 12/31/2001


01.01 - IDENTIFICATION
----------------------------------------------------------------------------------------
 1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
     00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
----------------------------------------------------------------------------------------

09.02 - CHARACTERISTICS OF THE BRANCH OF ACTIVITY

--------------------------------------------------------------------------------


The Company's activities are not subject to seasonable variations.




--------------------------------------------------------------------------------
                                                                        Page: 46

 FEDERAL PUBLIC SERVICE
 SECURITIES COMMISSION (Comissao de Valores Mobiliarios - CVM)
 ANNUAL INFORMATION - IAN
 YEAR ENDED 12/31/2001


01.01 - IDENTIFICATION
----------------------------------------------------------------------------------------
 1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
     00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
----------------------------------------------------------------------------------------

10.01 - MAIN PRODUCTS AND/OR SERVICES

--------------------------------------------------------------------------------
 1 - ITEM   2 - MAIN PRODUCTS AND/OR SERVICES              3 - % OF NET PROCEEDS
--------------------------------------------------------------------------------
01         Iron Ore                                                58.07
--------------------------------------------------------------------------------
02         Pellets                                                 17.62
--------------------------------------------------------------------------------
03         Railroad Services                                       12.12
--------------------------------------------------------------------------------
















--------------------------------------------------------------------------------
                                                                        Page: 47

 FEDERAL PUBLIC SERVICE
 SECURITIES COMMISSION (Comissao de Valores Mobiliarios - CVM)
 ANNUAL INFORMATION - IAN
 YEAR ENDED 12/31/2001

01.01 - IDENTIFICATION
----------------------------------------------------------------------------------------
 1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
     00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
----------------------------------------------------------------------------------------

11.01 - PRODUCTION PROCESS

--------------------------------------------------------------------------------

IRON ORE AND PELLETS

Extraction, grinding, screening, concentration, pelletizing, railroad transportation and shipping of iron ore and iron ore pellets.

The Company's iron ore mining and related operations are concentrated in two regions in Brazil, the Southern System and the Northern System. The Southern System is located in the states of Minas Gerais and Espirito Santo, and the Northern System is located in the states of Para and Maranhao. Each system includes iron ore reserves and other mineral deposits, mines, ore processing facilities and integrated railroad and terminal transportation facilities. The railroads connect the systems and bring products from the mines to the marine terminals, located at Tubarao and Praia Mole in the Southern System, and Sao Luis in the Northern System. The operation of two separate systems, each with transportation capability under Company control, enhances reliability and consistency of service to customers.

Southern System

The Southern System is an integrated system consisting of iron ore mines, the Vitoria-Minas railroad, and the ports of Tubarao and Praia Mole (located in Vitoria, in the state of Espirito Santo) .The iron ore mines of the Southern System are located in a region called the Iron Quadrangle in the state of Minas Gerais, in the southeast of Brazil. Nine mining complexes compose this system:
Caue and Conceicao in the Itabira District, Timbopeba, Gongo Soco Complex, Alegria Complex, Agua Limpa Complex, Corrego do Meio Complex, Capanema and Fazendao. The Southern System is accessible by road or by spur tracks of the Vitoria-Minas railroad, which transports iron ore concentrate, lump, and natural pellet ore to the Tubarao marine terminal (located approximately 600 kilometers away) and domestic steelmakers, as well as third party general cargo.

Iron ore in the Southern System is mined by open pit methods. These ore reserves have high ratios of itabirite ore relative to hematite ore. Itabirite is a quartz-hematite rock with an average iron content ranging from 35%to 60%, requiring concentration to achieve shipping grade, which is above a 64%average iron content. Mines in the Southern System generally process their run-of-mine by means of standard crushing, classification and concentration steps, producing sinter feed, lump ore and pellet feed.

The Vitoria-Minas railroad transports Southern System iron ore to the Tubarao marine terminal located at Vitoria in the state of Espirito Santo. The Southern System has train-loading facilities with a daily carrying capacity of 300, 000 tons of iron ore. A train composed of two diesel-electrical locomotives and up to 240 gondola ore-cars makes a roundtrip to the marine terminal every 43 hours. The Tubarao/Praia Mole marine terminal complex has a storage capacity of
4.5 million tons of iron ore and pellets. The storage capacity in connection with the complex's two piers, which are 25 meters deep and 600 meters wide, ensures access for ships of up to 365, 000 DWT. The loading system consists of a bucket-wheel reclaimer, conveyor belts and a ship-loader for each pier, which represents a total loading capacity of 32, 000 tons per hour to the terminal.

Northern System

The Northern System is an integrated mine, railroad and port system, including open pit mines and an ore processing complex. The Northern System is located in the Carajas region, in the states of Para and Maranhao in the north of Brazil (in the Amazon River basin), on public lands for which CVRD holds mining concessions. The Northern System's reserves are among the largest iron ore deposits in the world, with a life of more than 21 years at 2000 output levels. These reserves are divided into two main ranges (north and south), situated approximately 35 kilometers apart. Iron ore mining activities in the Northern System are currently being conducted in the north range, which is divided into four main mining bodies (N4E, N4WC, N4WN and N5).


--------------------------------------------------------------------------------
                                                                        Page: 48

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Commissao de Valores Mobiliarios - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2001

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
    00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
---------------------------------------------------------------------------------------

11.01 - PRODUCTION PROCESS

The N4E deposit is the largest operational pit in the Northern Region. Industrial scale mining operations began at this mine in 1985. The Company selected the N4E mine as the first iron body to be developed in the Northern System because development of the N4E would facilitate access to the N4W and N5 deposits, which could share the N4E beneficiation complex and train loading terminal. Mining operations at N4W began in 1994, opening two pits (N4WC and N4WN). The Company completed the construction of two in-pit crushing systems located at N4E and N4WN mines in late December 1998.The N4E and N4W mines use conventional open pit benching, with drilling and blasting to open a free face followed by shovel loading. During 1998, operations also began at the N5 mines (N5W and N5E).

Because of the high iron content (65.4%on average) in the Northern System, there is no need to operate a concentration plant at Carajas. The beneficiation process for creating marketable sinter feed, pellet feed, special fines for direct reduction processes and lump ore consists simply of sizing operations, including screening, hydrocycloning, crushing and filtration. CVRD can therefore produce marketable iron ore in the Northern System at a lower cost than in the Southern System. Output from the beneficiation process consists of sinter feed, pellet feed, special fines for direct reduction processes and lump ore, which is sampled regularly before storage at the Carajas stockyard by automatic sampling systems that conform to ISO 9002 standards. After the beneficiation process, the Carajas railroad transports Northern System iron ore to the Ponta da Madeira marine terminal located at Sao Luis in the state of Maranhao, on the Atlantic Ocean. The Northern System has train-loading facilities with an aggregate nominal loading capacity of 14, 000 tons per hour. A train composed of three diesel-electrical locomotives and up to 206 gondola ore-cars, each car having a net capacity of 105 tons, makes each 54.5-hour round-trip to the marine terminal. At the Ponta da Madeira marine terminal, a 100 kilometer long natural channel (at least 23 meters deep and 500 meters wide) ensures access for ships of up to 420, 000 DWT. With a storage capacity of 3.5 million tons, a loading system consisting of bucket-wheel reclaimers, conveyor belts and single boom ship-loaders at two piers, the marine terminal can handle vessels from 20, 000 to 420, 000 DWT with no repositioning.

The complex in Carajas is accessible by road, air and rail. It obtains electrical power at market rates from regional utilities. To support the Carajas operations and to reduce turnover of mining personnel, the Company provides housing and other facilities for its workers in a nearby township.

The Company's twelfth iron ore pellet production plant located in the port of Ponta da Madeira, Sao Luis, state of Maranhao has opened. This plant is a wholly-owned asset of CVRD. It is expected to produce 2 million tons of pellets this year and according to its production ramp up it will reach full nominal capacity on 2003.

The Sao Luis pellet plant, which has a nominal production capacity of 6 million tons per year, will use the high quality Carajas iron ore. This investment, brings CVRD's consolidated pellet production capacity to 43 million tons per year.

The new pellet plant is the most automated of its kind in the world, using new concepts of network communication with the use of fiber optics and intelligent instruments which send data already processed to control computers.

Pursuant to CVRD commitment to environmental preservation and taking advantage of the knowledge accumulated with the operation of the pellet plants based in the port of Tubarao, state of Espirito Santo, significant investment was made in latest-generation equipment to ensure that the best environmental protection practices are used. Ninety seven local technicians were trained at the Tubarao units to work in the Sao Luis pellet plant.

The pellet plant uses a travelling grate process developed by Lurgi-Mettalurgie, the same used in the seven pellet plants located on Tubarao. Of the equipment used in this industrial unit, of special mention are two rolling presses used in the grinding of iron ore, which produce considerable savings in energy consumption, reducing therefore, the plant's operating costs.


-------------------------------------------------------------------------------
                                                                       Page: 49

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Commissao de Valores Mobiliarios - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2001

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
    00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
---------------------------------------------------------------------------------------

11.01 - PRODUCTION PROCESS


The Company's pelletizing activities increase its market for fine and ultrafine iron ore used for making pellets. Iron ore is sold to the joint ventures, which perform the pelletizing at market prices. Historically, the joint-venture pelletizing plants in the Southern System derive all their iron ore fines from CVRD.


GOLD

Extraction is by heap-leaching or CIP (carbon in pulp). Then the ore is cast into dore bars and transport to the refinery.

The gold business is primarily conducted at the parent company level and each gold mine is wholly owned. The Company's gold operations started in 1984 and currently there are three mines in operation. CVRD is one of the largest gold producers in Latin America.


POTASH

Potash operations involve extraction, treatment (removal of impurities) and compacting (transformation into granulated or powder form).

Potash is an important raw material used in the production of fertilizers. CVRD leases a potash mine in the state of Sergipe from Petroleo Brasileiro S.A. (Petrobras), the Brazilian government oil company. It is the only mine of this type in Brazil and has a current capacity of 600,000 tons per year.


-------------------------------------------------------------------------------
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

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Commissao de Valores Mobiliarios - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2001

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
    00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
---------------------------------------------------------------------------------------

11.02 - COMMERCIALIZATION, DISTRIBUTION PROCESS, MARKETS AND EXPORTATION


The Company strongly emphasizes customer service in order to improve competitiveness. Customers are closely consulted to understand their principal objectives and then the iron ore products are tailored to meet these needs. To provide a tailored product, CVRD takes advantage of its large number of iron ore mines in order to produce multiple iron ore products possessing different grades of iron, silica and alumina, and varying physical properties, including grain size. The Company believes that it offers customers more variety than its main competitors in Australia and Canada. This variety helps offset any disadvantages in relation to competitors who may be more conveniently located geographically. In addition to offering technical assistance to customers, CVRD operates sales support offices in Tokyo, Brussels, New York and Shanghai. These offices allow close contact with customers, monitoring of their requirements and of contract performance, thus ensuring that customers receive deliveries on schedule. The central sales office in Rio de Janeiro coordinates the activities of these offices.

The Company's ownership and operation of transportation systems designed for the efficient transportation of iron ore products complements the iron ore mining business. It operates an integrated railroad and terminal network in both the Northern and Southern Systems. This network transports iron ore products from interior mining locations to the marine terminal and domestic customers. The Vitoria-Minas railroad provides the rail link for the Southern System and has a daily carrying capacity of 300,000 tons of iron ore. The Carajas railroad provides the rail link for the Northern System and has a daily carrying capacity of 130,000 tons of iron ore.

CVRD's port and terminal facilities in the Southern and Northern Systems receive iron ore and pellets from these two railroads for dispatch onto ocean-going vessels. A total of 85.6 million tons of iron ore and pellets were shipped for the first nine months of 2001 and 117.2 million tons of iron ore and pellets in 2000.The Tubarao/Praia Mole marine terminal complex, located near the port of Vitoria in the state of Espirito Santo, serves the Southern System. The Vitoria-Minas railroad transports ore from iron ore mines in the Southern System directly to the Tubarao terminal and its ship-loading facilities. The Ponta da Madeira marine terminal complex, located near the port of Sao Luis in the state of Maranhao, serves the Northern System. The Carajas railroad transports iron ore from the Northern System mines directly to the Ponta da Madeira terminal and its ship-loading facilities.


CVRD commercializes basically iron ore and pellets, through contracts.

Operating abroad in the sale of CVRD's iron ore are:

     -> Rio Doce Finance Ltd.: with head office in Funchal; Madeira Island, its activities are related to exportation of the iron ore of its Parent Company - CVRD;

     -> Rio Doce International S.A.: a CVRD subsidiary, operates as an agent in Europe;

     -> Rio Doce Asia Kabuschiki Kaisha: a CVRD subsidiary, operates as an agent in Asia;

     -> CVRD Overseas: an indirect subsidiary of CVRD dedicated to sales to the Company's six largest customers, located in Europe, the United States and Asia, through securitization;

     -> Itabira International Company Limited: a CVRD subsidiary, it is engaged in the sale of iron ore to foreign customers.

CVRD distributes its products in the domestic and foreign markets.


-------------------------------------------------------------------------------
                                                                       Page: 51

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Commissao de Valores Mobiliarios - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2001

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
    00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
---------------------------------------------------------------------------------------

11.02 - COMMERCIALIZATION, DISTRIBUTION PROCESS, MARKETS AND EXPORTATION


Such distribution is made through railroad transportation, port terminals and ocean transportation.

CVRD's export sales generated gross operating revenues as follows over the past three years:

                                                       IN MILLIONS OF REAIS
                                        ------------------------------------
        EXPORT SALES                         2001         2000         1999
                                        ----------    ---------     --------

        Operating income                    6,617        5,169        4,397

        Export sales                        3,938        2,920        2,688

        Percentage                             60           56           61


Sales to the various export markets were as follows:

                                                                                                 IN MILLIONS OF TONS
---------------------------------------------------------------------------------------------------------------------
EXPORT SALES - CVRD                                 2001         %         2000           %         1999          %
---------------------------------------------------------------------------------------------------------------------
NORTH AMERICA                                       4,432       4.9        5,460         6.9        4,825        6.7

SOUTH AMERICA                                       1,929       2.2        1,407         1.8        1,628        2.2

EUROPE                                             34,377      38.2       28,595        35.8       24,986       34.4

JAPAN                                              17,120      19.0       17,503        22.0       16,944       23.4

ASIA                                               25,325      28.1       19,694        24.7       19,179       26.4

MIDDLE EAST, AFRICA AND OCEANIA                     6,856       7.6        6,984         8.8        5,020        6.9

                                                ---------              ---------                ---------
TOTAL                                              90,039     100.0       79,643       100.0       72,582      100.0
                                                =========              =========                =========


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                                                                       Page: 52

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Commissao de Valores Mobiliarios - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2001

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
    00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
---------------------------------------------------------------------------------------

11.03 - COMPETITORS


Australia is Brazil's greatest competitor in the foreign iron ore market.

The table below shows the overseas exports in the last three years, comparing the main companies and the respective percentages in relation to worldwide demand.

                                                                                           IN MILLIONS OF TONS
                                                  -------------------------------------------------------------
        COUNTRY                 COMPANY              2001          %       2000          %      1999         %
        --------                --------          --------              --------             --------
        Brazil                  CVRD                121.1       26.9      101.0       22.2      72.6      17.7

        Australia               HAMERSLEY               -          -       67.3       14.8      59.5      14.5

        Australia               ROBE RIVER              -          -       33.7        7.4      29.1       7.1

        Australia               RIO TINTO            90.9       20.2        0.0        0.0         0       0.0

        Australia               BHP                  77.0       17.1       61.0       13.4      54.5      13.3

        Brazil                  MBR                  27.0        6.0       22.3        4.9      20.5       5.0

        Others                  MISCELLANEOUS       134.0       29.8      169.7       37.3     173.8      42.4
                                                  --------   --------   --------   --------  --------  --------

INDUSTRY OVERVIEW

IRON ORE INDUSTRY

Introduction

Iron ore is the primary component of the world's production of iron and steel with essentially all iron ore produced worldwide consumed in steelmaking. Iron ore demand, and therefore pricing, depend on the global steel industry. Conditions in the steel industry generally reflect global economic conditions, but, since demand for steel is driven by basic components of industrial and economic growth (e.g., heavy construction and automotive industries),from time to time regional differences exist in steel and, therefore, in iron ore demand.

Since 1960,world pig iron production has grown at an average rate of 2.2%per year to 576 million tons in 2000.Pig iron is a high carbon primary iron made by smelting iron ore in blast furnaces using carbonaceous materials. Production and growth trends in pig iron are representative of trends in iron ore. This growth is consistent with the growth in global steel production over the same period, with both largely influenced by economic development in the East Asian and Southeast Asian regions. Iron ore production is expected to grow at an average rate of 1.2%per year over the next five years according to Grant Samuel Independent Valuation of North Limited.


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

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Commissao de Valores Mobiliarios - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2001

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
    00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
---------------------------------------------------------------------------------------

11.03 - COMPETITORS


                 World Production of Pig Iron and Crude Steel
                                (1960 to 2000)

                               [GRAPHIC OMITTED]


     Source: Australian Bureau of Agricultural and Resource Economics - ABARE.

Worldwide, iron ore is mined in about 50 countries, with the seven largest of these producing countries - Brazil, Australia, former USSR republics, China, India, the United States and South Africa - accounting for approximately three-quarters of total world production.

While most of the seven major iron ore production countries are also major steel producers, nearly half of estimated world iron ore production in 2000 (between 490 million and 495 million tons)changed hands via seaborne export-import trade. Brazil and Australia together dominate the world's seaborne trade in iron ore exports, with a 39%and 33%share of seaborne tonnage, respectively, according to ABN AMRO research.

The following table presents iron ore production for 1985,1990 and the 1998-2000 period in millions of tons by the seven largest producers worldwide, and the percentage change for the 1999-2000 and 1990-2000 periods.


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

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Commissao de Valores Mobiliarios - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2001

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
    00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
---------------------------------------------------------------------------------------

11.03 - COMPETITORS


     World Iron Production By Country

                                                      2000        1999        1998        1990        1985     2000/1999   2000/1990
                                                                     (in millions of tonnes)                     (in percentages)
     Country
     Brazil .....................................     200.4       188.7       183.1       152.3       128.2        6.2       31.6
     Australia ..................................     171.3       153.0       163.3       113.5        96.2       12.0       50.9
     Former Soviet Union ........................     157.0       138.1       132.1       236.2       247.6       13.7      (33.5)
     China ......................................      99.9        92.2        97.1        80.0        62.1        8.4       24.9
     India ......................................      75.4        70.2        71.7        53.7        44.2        7.4       40.4
     USA ........................................      63.0        57.8        62.9        56.4        49.5        9.0       11.7
     Canada .....................................      35.9        34.0        38.7        36.7        40.4        5.6       (2.2)
     Others .....................................     134.4       124.7       131.2       156.2       172.0        7.8      (14.0)
                                                  ---------------------------------------------------------------------------------
     World ......................................     937.3       858.7       880.1       885.0       840.2        9.2        5.9
                                                  =================================================================================
     As a percentage of world production:
     Top Two ....................................      39.7%       39.8%       39.4%       30.0%       26.7%
     Top Four ...................................      67.1        66.6        65.4        65.8        63.6

Globally, the iron ore industry is currently undergoing a period of consolidation, reflecting a tendency by iron ore producers toward economies of scale to accelerate efficiency improvements and improve earnings. Following the latest round of consolidation in 2000 and 2001,the three primary companies in the global iron ore industry are CVRD, Rio Tinto and BHP. During this period, CVRD's acquisitions of Socoimex, Samitri, Ferteco and Caemi have sustained its leading position in the iron ore marketplace, even as Rio Tinto's acquisition of North Limited in 2000 moved that company ahead of BHP into second place in terms of annual production. Global producer rankings are presented in the following chart:

[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR GRAPH IN THE PRINTED MATERIALS.]

                 Managed Iron Ore Production by Company (2000)

                              CVRD          119
                              BHP            76
                              Caemi          35
                              Ferteco        23
                              CVG            20

                         Production (millions of tons)

     Source: Iron Ore 2002, AME Mineral Economics.

Notes:
o CVRD = CVRD + Samitri + Socoimex + Samarco (50%)
o BHP= BHP + Samarco (50%)
o CAEMI = MBR +QMC (50%)
o RIO TINTO = Hamersley - Robe River + IOC + Corumbense


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                                                                       Page: 55

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Commissao de Valores Mobiliarios - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2001

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
    00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
---------------------------------------------------------------------------------------

11.03 - COMPETITORS


Iron Ore Markets

Geographically, the primary iron ore import markets can be broadly divided into three regions: Asia, Europe and North America. The competition among producers and exporters to supply steel mill customers in these regions is primarily dictated by freight costs. A secondary competitive factor is the demand for particular iron ore products, which also tends to vary along regional lines. For example, steel mills in North America generally are configured to process predominantly iron pellets, while blast furnace steel makers in Asia are configured to process predominantly sinter fines and lump ore. However, the ability to provide iron ore products tailored to individual customers' specifications, such as high-grade, low-impurity blending ores, pellets, etc., and/or the metallurgical properties of particular ores permit producers to increase their presence in more distant markets.

The following table illustrates the distribution of world import demand for 1985,1990 and the 1998-2000 period in millions of tons for the seven largest importers of iron ore worldwide, and the percentage change for the 1999-2000 and 1990-2000 periods.

     World Imports By Country

                                                            2000      1999      1998      1990      1985   2000/1999   2000/1990
                                                                     (in millions of tonnes)                  (in percentages)
     Country
     Japan ............................................    131.7     120.1     120.8     125.3     124.5       9.7        5.1
     China ............................................     70.0      55.3      51.8      14.3      10.0      26.6      389.5
     Germany ..........................................     47.6      39.2      46.8      43.7      45.1      21.4        8.9
     South ............................................     39.0      35.5      33.6      22.6      13.2       9.9       72.6
     Korea
     France ...........................................     19.7      20.2      19.8      18.8      16.2      (2.5)       4.8
     Italy ............................................     17.6      15.6      15.7      17.2         -      12.8        2.3
     United ...........................................     16.7      17.0      20.8      17.6      15.4      (1.8)      (5.1)
     Kingdom
     Others ...........................................    142.7     130.6     142.5     140.6         -       9.3        1.5
                                                         ----------------------------------------------------------------------
     World ............................................    485.0     433.5     451.8     400.1     377.5      11.9       21.2
                                                         ======================================================================
     As a percentage of world imports:
     Top two ..........................................     41.6      40.5%     38.2%     34.9%     35.6%
     Top four .........................................     59.4      57.7%     56.0%     51.5%     51.1%

     Source: Iron Ore Manual, 2001-2002.


Steel Industry

Demand for iron ore is dictated by the global steel industry, which consumes substantially all (98%) of the iron ore produced worldwide. Demand for crude steel is correlated primarily to the automotive and construction industries, both of which are affected by the general state of the world economy. Therefore, demand for iron ore depends ultimately on global economic conditions.

The steel industry worldwide produced over 800 million tons of crude steel in 2000.The largest producing countries are China, Japan and the United States, each of which produces approximately 100 million tons annually. Germany and Korea follow, each of which produces approximately 40-50 million tons annually.


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                                                                       Page: 56

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Commissao de Valores Mobiliarios - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2001

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
    00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
---------------------------------------------------------------------------------------

11.03 - COMPETITORS


World crude steel production has grown by an average of 2.3%per year since 1960.Over the next five years, global production is forecast to grow at a rate of 1.6%per year. Regional growth rates are expected to vary in line with regional economic growth. Steel consumption in North America is expected to grow at about 0.5%per year while developing countries are expected to achieve growth in excess of 2% per year, according to Grant Samuel Independent Valuation of North Limited. In particular, steel consumption in Asia is expected to grow at a higher rate as a result of high rates of investment in industry, transportation, infrastructure, construction and an overall improvement in standards of living.


Steel Manufacturing Processes

There are two basic manufacturing processes that account for the vast majority of modern steelmaking:

INTEGRATED PROCESS - The integrated process is the blast furnace/basic oxygen furnace process, which currently accounts for approximately 60%of world steel production. Lump ore and processed fines are fed directly into a coke-fired blast furnace, together with coke and limestone, to produce pig iron. Pig iron, together with some scrap steel, is then integrated with oxygen in a basic oxygen furnace to produce crude steel.

EAF PROCESS - According to the Institute for Steel and Iron, the electric arc furnace, or EAF process, currently accounts for approximately 34%of world steel production. Scrap steel is melted in an electric arc furnace and then alloyed in a ladle furnace to produce crude steel. EAF and "mini-mills" (steel making plants that consume primarily scrap metal and use single-stage, continuous casting technology to produce end-user ready steel products) have gained popularity over the last decade as a result of their lower capital cost and reduced environmental impact.

According to CRU International the proportion of world steel production using the EAF process is expected to grow from 34% to 40% over the next few years, increasing demand for direct reduced iron, or DRI, a clean iron feed material produced by a high-temperature, solid-state process that removes oxygen from iron ore. High-quality, low-impurity iron ore can be processed to produce DRI, which can, in turn, be further treated to make hot briquetted iron, or HBI, essentially DRI compacted at high temperature into briquettes. Each of these higher value-added, intermediate iron products benefits from significantly lower transportation and re-handling costs per delivered ton of iron content compared to unprocessed iron ore.DRI and HBI are mainly used to supplement steel scrap in electric arc furnaces where low levels of metallic impurities are required. The increasing demand for DRI is expected to result in greater demand for direct reduction grade pellets. However, the blast furnace segment of the market currently remains the most important consumer of iron ore products.


Iron Ore Products

Demand for pellet feed is steadily increasing, due to a combination of customer specification and environmental preference for the pelletizing process versus the sintering process. Sinter feed products have become less desirable due to the amount of greenhouse gases emitted during the sintering process. Demand for pellet feed is correlated to pellet demand. Figures show that demand for pellets in the seaborne market has increased by 59%from 1990 to 2000 and 28%from 1995 to 2000.

In addition, significant worldwide reserves of iron ore fines suitable for pelletizing exist, which provide producers with the ability to convert an increasing volume of production into pellets. As a result, global trade in pellets is expected to grow at a rate higher than that of other iron ore products. The principal constraint on growth of the pellet market is the installed base of world pellet production capacity, which is currently approximately 319 million tons per year, according to the U.S. Geological Survey Minerals Yearbook for 1999.


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                                                                       Page: 57

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Commissao de Valores Mobiliarios - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2001

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
    00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
---------------------------------------------------------------------------------------

11.03 - COMPETITORS


Iron Ore Prices

The majority of the international iron ore trade is conducted pursuant to frame-type contract arrangements, in which annual tonnages are specified for the term of the contract, but prices are negotiated annually. Contract prices for iron ore are influenced by a range of factors, including iron content of specific ore deposits, the various beneficiation processes required to produce the desired final product, particle size, moisture content, type and concentration of contaminants in the ore, and other metallurgical properties. Contract prices also depend on the geographic location of the relevant ore deposit. Fines, lump ore and pellets each typically command different prices. Iron ore prices are specified in U. S. dollars per metallic unit in dry metric tons (tons)or dry long tons. The base price quoted for a particular ton of ore depends principally on its iron content (grade)and moisture content.

Lump ore has historically traded at a higher price than that of sinter fines, reflecting its use as a direct feed to blast furnaces. Iron concentrates typically trade at a level similar to that of sinter fines. Pellets trade at a significant premium over the rates of both lump ore and sinter fines.

Iron ore price negotiations for 2001 were settled at higher prices than those of the previous year. The table below sets forth the percentage change in the prices of iron ore products sold to Europe and Japan over the 2000-2001 period.

     Percentage Change in Iron Ore Prices for 2000-2001

                                                       Europe (1)     Japan (2)
                                                     ------------  ------------
                                                           (in percentages)

     Fines:

     Southern System Standard Sinter Feed ..........       4.52%         4.30%

     Carajas Sinter Feed ...........................       4.31%         4.21%

     Lumps:

     New Tubarao A .................................          -          3.23

     Special Lump Rio Doce .........................          -          3.23

     Pellets:

     Blast Furnace Pellets .........................       1.75             -

     Source: CVRD.

(1) Percentage change of prices for Europe is based on prices valid on a calendar year basis (January to December 2001). The prices were based on the U. S. dollar price per dry metric ton.

(2) Percentage change of prices for Japan is based on prices valid on a fiscal year basis (April 2001 to March 2002). The prices were based on the U. S. dollar price per dry long ton.


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

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Commissao de Valores Mobiliarios - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2001

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
    00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
---------------------------------------------------------------------------------------

12.01 - PATENTS, TRADEMARKS AND FRANCHISES


PATENTS

CVRD's numerous patents are fundamental in achieving its objectives for technological research and development. The Company holds 422 patents: 284 of these are in Brazil (143 of which have been granted and 141 are pending with the National Institute of Intellectual Property - INPI), while the remaining 138 are abroad (99 granted and 39 pending with the competent agencies).





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                                                                       Page: 59

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Commissao de Valores Mobiliarios - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2001

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
    00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
---------------------------------------------------------------------------------------

14.01 - COMPANY PROJECTIONS - FUTURE PLANS/RESULTS: Nothing to report.

14.02 - RECOMMENDABLE BUT NOT COMPULSORY INFORMATION: Nothing to report.

14.03 - OTHER INFORMATION DEEMED IMPORTANT FOR A BETTER UNDERSTANDING OF THE COMPANY


This item summarizes the information on "Relevant Properties" pertaining to item 13.01.

Property, plant and equipment per business area (cost - depreciation):

                                        -----------------------------------------------------------
                                                                                2001           2000
                                        --------------------------------------------   ------------
                                                         Accumulated
                                                Cost    depreciation             Net            Net
                                        ------------    ------------    ------------   ------------
Ferrous - Northern System
  Mining                                       1.537            (737)            800            776
  Railroads                                    2.658            (982)          1.676          1.620
  Ports                                          514            (241)            273            253
  Construction in progress                       385               -             385            232
                                        ------------    ------------    ------------   ------------
                                               5.094          (1.960)          3.134          2.881
                                        ------------    ------------    ------------   ------------
Ferrous - Southern System
  Mining                                       2.479          (1.466)          1.013            783
  Railroads                                    3.027          (1.837)          1.190          1.104
  Ports                                          559            (429)            130            128
  Construction in progress                       386               -             386            343
                                        ------------    ------------    ------------   ------------
                                               6.451          (3.732)          2.719          2.358
                                        ------------    ------------    ------------   ------------
Pelletizing                                      605            (436)            169            146
Construction in progress                         388               -             388            152
                                        ------------    ------------    ------------   ------------
                                                 993            (436)            557            298
                                        ------------    ------------    ------------   ------------
Energy(*)                                        190             (15)            175            140
Construction in progress                         149               -             149             58
                                        ------------    ------------    ------------   ------------
                                                 339             (15)            324            198
                                        ------------    ------------    ------------   ------------
Total ferrous                                 12.877          (6.143)          6.734          5.735
                                        ------------    ------------    ------------   ------------
Non-ferrous
  Potash                                         110             (35)             75             59
  Gold                                           615            (418)            197            321
  Research and projects                           42             (22)             20             20
  Construction in progress                        58               -              58             59
                                        ------------    ------------    ------------   ------------
                                                 825            (475)            350            459
                                        ------------    ------------    ------------   ------------
Logistics                                        901            (515)            386            385
Construction in progress                          51               -              51             14
                                        ------------    ------------    ------------   ------------
                                                 952            (515)            437            399
                                        ------------    ------------    ------------   ------------
Corporate                                         88             (41)             47             48
Construction in progress                          13               -              13              8
                                        ------------    ------------    ------------   ------------
                                                 101             (41)             60             56
                                        ------------    ------------    ------------   ------------
Total                                         14.755          (7.174)          7.581          6.649
                                        ============    ============    ============   ============


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                                                                       Page: 60

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Commissao de Valores Mobiliarios - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2001

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
    00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
---------------------------------------------------------------------------------------

14.03 - OTHER INFORMATION DEEMED IMPORTANT FOR A BETTER UNDERSTANDING OF THE COMPANY

                           -----------------------------------------------------------
                                                                   2001           2000
                           --------------------------------------------   ------------
                                            Accumulated
                                   Cost    depreciation             Net            Net
                           ------------    ------------    ------------   ------------
Land and buildings                1.484            (626)            858          1.016
Installations                     4.165          (2.596)          1.569          1.480
Equipment                           893            (534)            359            288
Railroads                         5.138          (2.693)          2.445          2.168
Mineral rights                      429            (161)            268            255
Others                            1.216            (564)            652            576
                           ------------    ------------    ------------   ------------
                                 13.325          (7.174)          6.151          5.783
Construction in progress          1.430               -           1.430            866
                           ------------    ------------    ------------   ------------
Total                            14.755          (7.174)          7.581          6.649
                           ============    ============    ============   ============


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                                                                       Page: 61

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Commissao de Valores Mobiliarios - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2001

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
    00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
---------------------------------------------------------------------------------------

14.05 - EXPANSION, MODERNIZATION AND DIVERSIFICATION PROJECTS


2001 CAPEX AND CAPEX BUDGET FOR 2002

The Company invested US$ 1.537 billion in 2001, almost the same amount reached in the previous year, of US$ 1.602 billion, the highest in the Company's history. Capital allocation decision making is based on rigorous analysis, with the essential goal of creating shareholder value .

Total investments in mining and metals amounted to US$ 1.361 billion, representing 88.5% of capital expenditure in 2001.

In 2001, 60% of total investment, US$ 911.7 million, was dedicated to acquisitions. The main acquisitions were: Ferteco for US$ 566 million, 50% of Caemi's common share capital for US$ 278.7 million and 50% of Mineracao Sossego for US$ 42.5 million.

Project investments amounted to US$ 264.4 million. US$ 84.1 million was spent on construction of the Sao Luis pelletizing plant and US$ 55.1 million on the infrastructure needed for its installation. US$ 3.8 million was also spent on the initial investments to increase the capacity of the pelletizing plants in Tubarao, from 25 to 28.2 million tpy.

On iron ore logistics, US$ 20.6 million was invested in the purchase of wagons and locomotives, US$ 6.3 million, in the construction of a stock yard in the Northern System, and US$ 4.1 milion on a project to construct Pier III at the port of Ponta da Madeira in Sao Luis, with US$ 4.1 million spent in 2001. The capex budget for this project is US$ 29.7 million and it is due for completion in 2003.

The main investments in logistics were: purchase of locomotives and wagons for general cargo transportation, for US$ 9 million; the expansion of the Praia Mole maritime terminal, US$ 2.9 million; expansion of the pig-iron stock yard , US$ 2.6 million; and equipment for the Vila Velha terminal - TVV, US$ 2.3 million.

A capital injection of US$ 12.6 million was made into the Mineracao Sossego, responsible for the implementation of the Sossego project.

Investment in the construction of hydroelectric power plants amounted to US$
50.3 million. A large part of these funds, US$ 21.2 million, was spent on the construction of the Aimores plant, where CVRD has a 51% stake and start up is due to December 2003 with a capacity of 300 MW.

Expenditure on maintenance and environmental protection measures amounted to US$ 231.9 million, mainly in the Southern System in order to bring it into line with the already excellent standards in the Northern System.


MINERAL EXPLORATION

The Company's mineral exploration program, carried out by its subsidiary Docegeo, envolved US$ 45.2 million, from which US$ 29.8 million was made by National Social and Economic Development Bank - BNDES under the Mineral Risk Contract drawn up in 1997. In 2001, the focus was on copper, nickel, gold, platinum group metals (PGM), diamonds, and industrial minerals (kaolin, potash and limestone) exploration. Most of the effort was concentrated in the mineral province of Carajas, which allows it to be conducted at very low cost.

CVRD's mineral exploration program has four important competitive advantages: the technical knowledge and focus of Docegeo, similar to a good junior exploration; financial and technical capability of a large minning company; the extraordinary mineral potential of Carajas, where the Company has substantial mineral rights and geological data base; and the availability of railroad and electrical infrastructure. This exploration strategy has produced very good results, with the discovery of world-class copper and gold deposits. At the same time it implies in very low development costs.


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                                                                       Page: 62

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Commissao de Valores Mobiliarios - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2001

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
    00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
---------------------------------------------------------------------------------------

14.05 - EXPANSION, MODERNIZATION AND DIVERSIFICATION PROJECTS


The mineral exploration program also includes prospecting in the states of Minas Gerais and Alagoas, where efforts have located promising deposits of zinc and copper with gold, respectively. Prospecting for kaolin, carried out in the region of the Capim River, in the state of Para has identified fresh mineral deposits.

Initial prospecting work was also carried out in Chile, Peru and Equator, examining the geological potential for copper mining.

                                     INVESTMENTS - 2001

By business area      US$ million       %       By category           US$ million       %
----------------------------------------------  -------------------------------------------
Ferrous Minerals          1,256.5     81.7%     Capital Injections           75.5      4.9%
----------------------------------------------  -------------------------------------------
Transportation               86.6      5.6%     Maintenance                 231.9     15.0%
----------------------------------------------  -------------------------------------------
Non Ferrous Minerals        104.5      6.8%     Projects                    264.4     17.2%
----------------------------------------------  -------------------------------------------
Energy                       52.1      3.4%     Mineral Exploration          29.8      1.9%
----------------------------------------------  -------------------------------------------
Others                       37.7      2.5%     Information Technology       17.5      1.1%
----------------------------------------------  -------------------------------------------
                                                Technological Research        6.6      0.4%
----------------------------------------------  -------------------------------------------
                                                Acquisitions                911.7     59.4%
----------------------------------------------  -------------------------------------------
Total                     1,537.4    100.0%     Total                     1,537.4    100.0%
----------------------------------------------  -------------------------------------------

[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIALS.]

                              CAPITAL EXPENDITURE

                                  US$ million

                              1997             468
                              1998             466
                              1999             343
                              2000           1,602
                              2001           1,537
                              Total          4,416


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

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Commissao de Valores Mobiliarios - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2001

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
    00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
---------------------------------------------------------------------------------------

14.05 - EXPANSION, MODERNIZATION AND DIVERSIFICATION PROJECTS


CAPEX BUDGET FOR 2002

Exploiting profitable organic growth opportunities

The capital expenditure budget for 2002 provides for total investment of US$
956.3 million. This amount does not include provisions for acquisition opportunities that may arise.

In line with strategic guidelines, US$ 602.6 million is allocated to mining, 63% of the total budget - US$ 411.2 million for ferrous minerals and US$ 191.4 million for non-ferrous minerals. US$ 112.5 million is budgeted for investment in logistics and US$ 138.7 million in electricity generation.

Most of the budget, US$ 400.6 million, is allocated for projects in the areas of iron ore, pellets and electricity generation.

CVRD is finalizing the works on the new pelletizing plant at Sao Luis in the Northern System, which will require investments of US$ 90.8 million in 2002 - US$ 50 million on the plant itself and US$ 40.8 million on supporting infra-structure.

CVRD is expected to invest US$ 82 million to increase the capacity for the production and transportation of iron ore.

For the electricity generation area, capex budget for 2002 is US$ 138.7 million. Most of it will be spent on six hydroelectric projects which are in different phases of construction or environmental licensing procedures (Aimores, Candonga, Funil, Capim Branco I and II and Foz do Chapeco).

Continuing the focus on increasing freight carried for third parties, in 2002 CVRD is to invest US$ 25 million in a series of projects to increase port capacity.

In the non-ferrous area, the Company is investing US$ 17 million to expand the production capacity of potash from 600,000 to 800,000 tpy by 2005.

Most of the capital injections will be allocated to non-ferrous minerals. US$
111.3 million will be spent on the development of the Sossego copper project, due to come on stream in mid-2004, and US$ 4.6 million on pre-feasibility studies for the Salobo copper project.

Maintenance and environmental protection expenses are estimated at US$ 202.9 million. Most of this will be spent on the Southern System - US$ 115.4 million
- mainly for the replacement of parts and equipment and a series of other improvements to cut costs and improve ore quality. In the Northern System, maintenance expenses are linked to increasing production capacity.

CVRD's expenditure on mineral exploration will be 35% higher than realized in 2001, representing 4% of total investment - US$ 40.2 million. This amount, added with the US$ 21.2 million to be spent by BNDES under the Mineral Risk Contract, will result in US$ 61.4 million budgeted for mineral exploration in 2002. It will be spent on exploration of ferrous minerals, copper, gold, diamonds, platinum, nickel and kaolin.


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YEAR ENDED 12/31/2001

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
    00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
---------------------------------------------------------------------------------------

14.05 - EXPANSION, MODERNIZATION AND DIVERSIFICATION PROJECTS


                                 INVESTMENT BUDGET FOR 2002

By Business Area      US$ million       %       By Category           US$ million       %
----------------------------------------------  -------------------------------------------
Ferrous Minerals          411.2       43.0%     Capital Injections        254.8       26.6%
----------------------------------------------  -------------------------------------------
Transportation            112.5       11.8%     Maintenance               202.9       21.2%
----------------------------------------------  -------------------------------------------
Non-Ferrous Minerals      191.4       20.0%     Projects                  400.6       41.9%
----------------------------------------------  -------------------------------------------
Energy                    138.7       14.5%     Mineral Exploration        40.2        4.2%
----------------------------------------------  -------------------------------------------
Others                    102.4       10.7%     Information Technology     43.0        4.5%
----------------------------------------------  -------------------------------------------
                                                Technological Research     14.8        1.5%
----------------------------------------------  -------------------------------------------
Total                     956.3      100.0%     Total                     956.3      100.0%
----------------------------------------------  -------------------------------------------


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
---------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
    00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
---------------------------------------------------------------------------------------

15.01 - ENVIRONMENTAL PROBLEMS


THE ENVIRONMENTAL ISSUE IN BRAZIL

Owner of the largest tropical forest and the largest hydrographic basin on the planet, Brazil is one of the most frequently mentioned countries when the context is environment. It has sought to balance its need for socioeconomic growth against environmental requirements, with the awareness that environmental issues are of global interest, demanding a transparent and competent attitude.

Article 225 of Brazil's Federal Constitution established that: "Everyone has the right to an ecologically balanced environment, a fundamental gift and essential to a healthy quality of life, being a duty of the Public Authorities and the community to defend the environment and preserve it for both present and future generations".

Economic activities are subject to Environmental Licensing, based on the preliminary evaluation of the expected impact on the environment. The environmental body authorizes the location (Preliminary License), installation and/or enlargement (Installation License) and operation (Operational License) for activities, setting the environmental conditions, and environmental controls in particular.


ENVIRONMENTAL QUALITY AT CVRD

CVRD's Environmental Policy and its management directives express the Company's commitment to environmental quality. Full conformity to the law is the absolute minimum requirement to be observed by all its operational units, which also comply with the Company's internal norms and standards, which take a preventive and proactive approach.

CVRD has a clear perception of the large influence that environmental issues have on the market. This leads shareholders, investors and consumers to give preference to companies that show a responsible attitude towards the environment, not only because of increasing ecological awareness, but also in virtue of the effect that bad management of environmental issues can have on financial and commercial performance. Since the seventies, CVRD has been investing in environmental quality and, despite the fact that at that time expenditure on the environment was not classified separately in the Company's accounts, the records show that approximately US$ 236 million was spent up to 1989.

At the beginning of the nineties, with the United Nations Conference on Development and the Environment - ECO 92, in Rio de Janeiro, environmental issues began to be dealt with in the economic arena, influencing company strategic decisions and calling for more wide-reaching and rigorous government action, in response to the growing demands of society.

In line with these changes, in 1994 CVRD introduced its Environmental Audit Program, a pioneering move in Brazil, which involved a complete environmental diagnosis of its operations and allowed for better planning of preventive and corrective action.

As a result, the First CVRD Environmental Program 1994-2000 was formulated, covering over seventy projects, with investment of some US$ 110 million.

At the same time, CVRD placed environmental aspects alongside other management issues with the introduction of its System of Environmental Quality Management
- SGQA, based on the ISO 14001 standard specifications. The first two ISO 14001 certificates obtained by CVRD were a world-first in their field.


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
---------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
    00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
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

15.01 - ENVIRONMENTAL PROBLEMS


The ISO 14001 certifications:

     ------------------------------------------------------------------------------------------------------
     UNIT                                                                                            DATE
     ------------------------------------------------------------------------------------------------------
     Mineral Development Center - Minas Gerais State                                                04/1997

     Iron Ore and Manganese Mines at Carajas - Para State                                           10/1998

     Iron Ore Mines at Timbopeba, Fazendao and Brucutu - Minas Gerais State                         06/2000

     Ponta da Madeira Maritime Terminal - Maranhao State                                            09/2000

     Iron Ore Mines at Alegria, Corrego do Meio and Morro Agudo (*) - Minas Gerais State            05/2001

     Ferro-alloy plant of Rio Doce Manganese Europe - RDME Dunkirk/France                           09/2001

     Tubarao Industrial Complex - Espirito Santo State                                              12/2001

     (*) Management system integrated under Standards ISO 9002, ISO 14001 and OHSAS 18001.

With the aim of routinely assessing performance in its operational units and evaluating the results reached at the conclusion of the 1st Environmental Program, in 2000 CVRD carried out the 2nd Cycle of Corporate Environmental Audits, covering all operational units. CVRD also acts in a preventive manner in the acquisition processes of new assets, carrying out assessments that evaluate any environmental risks involved in the transaction.

The CVRD System of Environmental Quality Management and the periodic corporate audits provide up to date and objective information on the performance of the operational units, diminishing the possibility of CVRD being surprised by situations that could damage its value and affect the expectations of interested parties.


Provisions

The Federal Constitution defines mining activity as including the obligation to rehabilitate degraded areas. The rehabilitation of an area is a process that is ongoing from the start of mining operations. However, when the useful life of a mine or mining face is coming to an end, a project is developed for the final rehabilitation of the area, which defines the investment needed for its implementation.

To safeguard the Company and its future earnings, in 2001 a provision of R$ 68 million was made, exclusively allocated for the elimination of environmental liabilities arising from the applicable laws, taking account of the investments needed to comply with the Terms of Operational Adjustment, Civil Public Actions and Terms of Commitment agreed with official licensing and environmental control agencies.


CARAJAS IRON PROJECT

CVRD's Carajas Iron Project is globally recognized for its pioneering initiatives in the consideration of environmental variables since its initial conception. As neither specific laws nor standards existed at that time, CVRD organized the Environmental Study and Advice Group - GEAMAM, made up of well-known Brazilian scientists, which made more than 200 recommendations, all of them implemented by CVRD.


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YEAR ENDED 12/31/2001

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
    00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
---------------------------------------------------------------------------------------

15.01 - ENVIRONMENTAL PROBLEMS

Preservation of the areas surrounding the Carajas mines

Development process and occupation of the southern region of the state of Para began at the beginning of the sixties, when the Federal Government built the Belem-Brasilia highway.

In the seventies, other highways were built and government programs were implemented, causing significant changes before CVRD began to operate in the region. There is common confusion between the Carajas Iron Project, introduced by CVRD, and the Greater Carajas Program - PGC, instituted by the Federal Government in 1980, to coordinate initiatives to develop the eastern Amazon region. The PGC included tax incentives for agricultural and industrial enterprises and the installation of transportation and electricity infrastructure.

In 1986, the Union granted CVRD - at that time a state company and the holder of mineral rights in Carajas - "the right of real use" of 411,000 hectares adjacent to the Carajas Mineral Region, giving the Company responsibility for its preservation. Subsequently, the scope of protection was enlarged, which led to the setting up of the National Forest of Tapirape-Aquiri, the Biological Reserve of Tapirape and the Environmental Protection Area of Igarape Gelado.

With the advent of CVRD's privatization in 1997, a new legal regime for the area was established and the Carajas National Forest was set up, whose management was delegated to IBAMA, the Brazilian Environmental and Renewable Natural Resources Institute. Based on the methodology of Ecological and Economic Zoning, CVRD and IBAMA developed a Master Management Plan, on a geo-reference system, designating areas for conservation, sustainable forestry management, mineral exploitation and infrastructure.

Since 1987, IBAMA and CVRD have maintained a joint agreement to protect the Conservation Units located around the Carajas Mineral Region. Thanks to the introduction of the Carajas Iron Project, and the consequent creation of conservation units, a continuous area was designated as one of the largest and best preserved areas of primary rain forest in the south of the state of Para. This area forms one dense forest with the indigenous land of the Xikrin do Catete, totaling more than 1.1 million hectares.

-------------------------------------------------------------------------------
PROTECTED AREAS                                   STATE              AREA IN ha
-------------------------------------------------------------------------------

CVRD/IBAMA AGREEMENT
Carajas National Forest                           Para                411,950
Tapirape-Aquiri National Forest                   Para                190,000
Tapirape Biological Reserve                       Para                103,000
Igarape Gelado Environmental Protection Area      Para                 21,600
Sooretama Biological Reserve                      Espirito Santo       24,000

CVRD/FUNAI AGREEMENT
Xikrin do Catete Indigenous Land                  Para                439,150

CVRD PROPERTY
Vale do Rio Doce Natural Reserve                  Espirito Santo       22,700
-------------------------------------------------------------------------------
TOTAL                                                               1,212,400
-------------------------------------------------------------------------------


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YEAR ENDED 12/31/2001

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
    00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
---------------------------------------------------------------------------------------

15.01 - ENVIRONMENTAL PROBLEMS


CVRD AND INDIGENOUS COMMUNITIES IN THE CARAJAS REGION

The Brazilian Federal Constitution confers special rights on indigenous communities with the aim of guaranteeing their integrity. The responsibility for providing assistance to the indian communities lies with the Federal Union, through the National Indian Foundation - FUNAI. Although most of the indigenous communities located within the area of influence of the Carajas Iron Project have close relationships with farming and urban populations - some for more than a century, CVRD has been providing ongoing support and a variety of voluntary programs since it started activities in the region:

o Financial support for FUNAI for the demarcation of 20 Indigenous Territories, designated by the Brazilian Government, totaling over 2.8 million hectares;

o The introduction of education, hygiene, health and environmental preservation programs, with the training of Indians appointed to monitor them;

o Improving the infrastructure of villages, building dwellings, sanitary installations, first-aid posts, schools, communication systems and roads;

o Programs which encourage self-sufficiency in indigenous communities, reducing their dependence on official programs and unfavorable bartering arrangements with wood merchants and gold miners. Technical assistance to improve agricultural output and animal farming techniques, encouraging the indigenous communities to be self-sufficient and replacing predatory use of natural resources with sustainable management.

Since the start of the Carajas Iron Project to the end of 2001, CVRD had spent approximately US$ 25 million in support of projects for indigenous communities. In 2001, expenditure in this area amounted to US$ 3.1 million.

The Xikrin do Catete community is the closest one to the Carajas mines, the reason why it is the object of special attention on the part of CVRD. One of the most significant indicators of the success of this partnership is the reversion in the decreasing population curve: 1982 there were a total of 397 indians in this community, while today there are more than 700.

The lands of the Xikrin have been frequently invaded by woodsmen who cut down tree species with high commercial value. The Xikrin Bep Noi Association, a non-governmental socioenvironmental institution, and CVRD together are in the process of reverting this picture. In a pioneering move in Brazil, ISA developed a Master Plan for the use of Xikrin land, of 439,000 hectares, which evaluated the forestry potential and designated just 10% of the territory for sustainable low-impact forest management, conforming to all the applicable legal obligations. The forest management activities carried out in the last two years have already changed the behavior of the community. The Xikrin have intensified the surveillance of their lands, reporting invaders to FUNAI and preventing the illegal removal of wood. All profit earned is distributed among the heads of family in the community.


ENVIRONMENTAL QUALITY OF OPERATIONS

Initiatives of improving the environmental quality of CVRD's operational activities cover all areas of the Company. Below, we show the most important initiatives carried out up to the end of December, 2001, presented by category:


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01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
    00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
---------------------------------------------------------------------------------------

15.01 - ENVIRONMENTAL PROBLEMS


AIR QUALITY

In all the Company's installations, atmospheric emission monitoring and control measures have been implemented, using the most appropriate technology for the activity or process of each operational unit, observing legislative requirements and environmental licensing conditions. The results are presented to official control agencies. Due to the closer proximity of urban centers, operational units located in the urban areas of Itabira and Metropolitan Area of Vitoria have been making significant investments in the reduction and control of atmospheric emissions.


CONTROL OF AIR POLLUTION IN ITABIRA

The control of particle emissions from mining activities and iron ore processing in Itabira has been carried out through the planting of natural tree barriers between the mines and urban areas, and the use of special water spray trucks for dampening down internal roads and the installation of high pressure sprinklers on ore piles, among other initiatives.

CVRD, the Minas Gerais State Environmental Foundation and the Municipal Authority of Itabira have been improving environmental conditions in production activities, with considerable involvement from the community. As a result, in May 2000, a License for Corrective Action was issued, which entailed 52 preventative or corrective actions on the part of the Company, involving some US$ 15 million.


CONTROL OF AIR POLLUTION IN TUBARAO

In the last twelve years, CVRD has invested more than US$ 90 million in the control of particle emissions from the Tubarao Complex, achieving a reduction of around 75%. To do this, CVRD installed electrostatic precipitators in the main and secondary chimneys of its pellet plants, which have an efficiency rate of more than 95%. Gas scrubbers and bag filters also form part of the system to control emission source points, as do water spray cannons on belt conveyors, stockpiles and in the places where bulk loading and unloading operations are carried out, as well as the use of water spray trucks for the dampening down of internal roads and yards, reducing emissions from extense sources.

In the next two years, about US$ 15 million will be invested in the Tubarao Complex in additional projects to improve air quality in Metropolitan Area of Vitoria.


WATER AND EFFLUENTS

CVRD rationalizes its water consumption and minimizes the outflow of effluent into water streams, carrying out improvements to its treatment systems, applying monitoring systems approved by environmental agencies. Among the various projects introduced by CVRD, of note is the increase in the recirculation of water for industrial use and the water run-off from internal road spraying activity in Tubarao and Itabira.


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YEAR ENDED 12/31/2001

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
    00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
---------------------------------------------------------------------------------------

15.01 - ENVIRONMENTAL PROBLEMS


TAILINGS AND WASTE ROCK MANAGEMENT

Engineering projects covering construction, operation, monitoring and maintenance of dams and sterile deposits conform to the applicable technical Brazilian standards. The Company seeks to continuously improve its engineering and safety procedures, keeping up to date with the most modern international practices, applying those that are applicable to its installations.

To reduce interference with the environment, CVRD increases the elevation of existing dams, using the appropriate techniques, when these reach their operational limit and when geological and topographical conditions permit. This practice brings important environmental benefits. In Carajas, elevation of the Igarape Gelado dam, avoided the deforestation of some 600 hectares of native forest. The same thing occurred in the enlarging of the Doutor dam at the Timbopeba mine, in Mariana, Minas Gerais State.


WASTE MANAGEMENT

CVRD has been implementing its Waste Management Program, which involves procedures for controlling the generation of waste, their proper storage, transportation and final disposal, in accordance to legal requirements. In the Tubarao Complex, some 3,800 tons of waste a month are generated, 92% is recycled. The remaining waste is disposed of in the Company's landfill sites. The funds obtained from the recycling of paper, cardboard and plastic go to buying school materials, distributed through the public sector school network in Metropolitan Area of Vitoria.


REHABILITATION OF DEGRADED AREAS BY MINING ACTIVITIES

In 2001, the Company began the rehabilitation of seven mines already closed, a total of 436 hectares, four of which are gold mines - Riacho dos Machados, Caete, Almas and Maria Preta, one iron ore - Picarrao and two manganese - Figueredo and Pau de Rego. This involves reprofiling of slopes, hydrogeology, revegetation and monitoring. The revegetation projects take into account the diversity of the ecossystems, giving priority to native species so that the new vegetation blends in naturally.

CVRD carries out the redigging of drains, revegetation of slopes on the cuttings and embankments of its railroads, favoring native species from the various adjoining ecossystems. Currently, 225 hectares of land running alongside one of the extensions of the EFVM railroad is being rehabilitated, as well as 153 hectares in Ibituruna (Minas Gerais State), affected by an accidental fire during railroad maintenance activities.


FOREST IN INDUSTRIAL AREAS

In the Tubarao Industrial Complex, enrichment of covering vegetation on 411 hectares of land is being carried out, with the planting of one million seedlings over three years, adding to more than five million trees already planted. The vegetation coverage in the Tubarao Complex covers about 53% of the entire industrial area and is the largest forest in the municipality of Vitoria. Species are being planted that act in a similar fashion to the green belts around the stock yards and the areas where bulk solids are handled, improving to the existing function of containing airborne dust clouds and flying particles.


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YEAR ENDED 12/31/2001

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
    00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
---------------------------------------------------------------------------------------

15.01 - ENVIRONMENTAL PROBLEMS


The first initiatives to carry out reforestation in Itabira were carried out in the seventies, both for industrial use (pine and eucalyptus) and environmental protection. Over the years, these areas were enlarged to include parcels of land owned by CVRD designated as a legal reserve, where no mining activities are performed. The Company carries out the enrichment of the forests on the areas surrounding the Mining Complex, and these form natural tree barriers between the mines and the urban areas.

One of the moves undertaken in the forestry of Itabira involves the progressive replacement of "industrial" forest, encouraging the growth of native species that grow naturally under the existing pines and eucalyptus. To encourage the growth of these shrubs, pines and eucalyptus are thinned out to allow light to reach the soil and increase natural regeneration. And, to stimulate natural proliferation, pioneer species have been planted that attract the insects which act as pollinating agents. 1,400 hectares of forest will be rehabilitated in this way in the municipality of Itabira.


VALE DO RIO DOCE NATURAL RESERVE

Dense Forest Open To Visitors

Since 1950, CVRD has been the owner of more than 22,000 hectares of Atlantic Forest, one of the richest ecossystems on the planet in terms of biodiversity. In Linhares, almost all of the Vale do Rio Doce Natural Reserve has been retained in its natural state, and today represents some 40% of the remaining Atlantic Forest in Espirito Santo State. Scientific research has over 800 research papers, with the identification of six new genus and 85 botanical species hitherto unknown to science.

For its important contribution to the preservation of the Atlantic Forest, in December 1999, the reserve was elevated by Unesco to the category of World Natural Heritage Site on the Coast of Brazil's Discovery. Despite being internationally known by the academic world, access to the reserve was restricted at that time to just those invited by CVRD. In 1999, the Company opened the Vale do Rio Doce Natural Reserve to the general public, having developed a detailed Master Plan of Use. The plan is based on the main objective of protecting the ecossystem, the reproduction of native species, scientific research and low-impact eco-tourism.

Less than 3% of the Reserve is open to the visiting public, for whom the Company has installed a complete infrastructure: a permanent exhibition on the Atlantic Forest, trails marked out through the forest with explanatory sign posts, accommodation, restaurants, a training center with auditorium, amphitheatre, meeting rooms, a clinic and leisure areas.

In 2001, in its first year open to the public, the Vale do Rio Doce Natural Reserve received more than four thousand visitors and guests. The educational program Vale Semear, carried out in conjunction with the Vale do Rio Doce Foundation, allowed over two thousand primary school pupils from public-sector schools in Linhares and Sooertama to get to know more about the Atlantic Forest.

The Vale do Rio Doce has capacity to produce over 15 million seedlings a year of over 800 native exotic species, used in CVRD's on rehabilitation and revegetation programs, as well as being sold to other parties, catering to growing domestic demand.

The reserve is protected by agents equipped with motorbikes and radios. The environmental effect associated with visiting public are monitored and recorded to assess the reserve's capacity to support visitors.

As the Vale do Rio Doce Natural Reserve is adjoining the Sooretama Biological Reserve, forming a continuous block of land of over 49,000 hectares, equivalent to about 70% of the remaining Atlantic Forest in the state of Espirito Santo, CVRD and IBAMA have entered into a joint cooperation agreement, under which the Company carries out protection of the whole area.

The significant increase in demand for rehabilitation projects of areas with native species and the protection of conservation units led CVRD, in November 2000, to form the Vale do Rio Doce Environmental Institute. As well as looking after its protected areas in Linhares, Itabira and Carajas, it has also been implementing rehabilitation projects in various states in Brazil.


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ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2001

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
    00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
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

15.01 - ENVIRONMENTAL PROBLEMS


                           EXPENDITURE ON ENVIRONMENT

                             2001                  In thousands of Reais
  ----------------------------------------------------------------------
  Southern System                                               33,027
      Tubarao Industrial Complex (1)                            18,962
      Iron ore Mining                                           10,504
      Vitoria a Minas Railroad                                   1,773
      Shared Services                                            1,788

  Northern System                                               17,167
      Ponta da Madeira Industrial Complex (2)                   10,233
      Iron Ore Mining                                            3,031
      Carajas Railroad                                           2,855
      Shared Services                                            1,047

  Manganese (3)                                                  5,706

  Non-Ferrous                                                    2,911
      Gold Mining                                                2,153
      Potassium Mining                                             353
      Technology                                                   405

  Corporation                                                    4,079

  Affiliates/Subsidiaries (4)                                   16,009

  Ecosystem Protection                                           1,741

  Rehabilitation of Degraded Areas                               2,161

  Indigenous Communities                                         7,406

  Other External Programs                                        1,951
  ----------------------------------------------------------------------
  TOTAL                                                         92,157
  ----------------------------------------------------------------------

(1) Includes the Tubarao Industrial Complex, Port of Praia Mole and pellet plants of CVRD and affiliates ITABRASCO, HISPANOBRAS, KOBRASCO and NIBRASCO.

(2)  Includes Ponta da Madeira Maritime Terminal and the Sao Luis pellet plant.

(3) Includes the Azul manganese mine, in Carajas, subsidiaries SIBRA/CPFL, Mineracao Urucum and Rio Doce Manganese Europe - RDME.

(4) Includes affiliates and subsidiaries VALESUL, SAMARCO, CST, ALUNORTE and MRN.Expenditure through subsidiaries and affiliates via equity income result.


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YEAR ENDED 12/31/2001

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
    00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
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

15.01 - ENVIRONMENTAL PROBLEMS


MAPPING OUT THE FUTURE

CVRD is a global player, recognized for its competence in all its business areas. The inclusion of the environmental factor as being a key element in its ability to compete, as well as increasing its market value, is a typical stance of a modern company, committed to satisfying its shareholders, clients, the communities in which it operates and other interested parties.

To continue to benefit from being in the spotlight as a benchmark company, both domestically and internationally, CVRD has a consolidated environmental culture, with strategies clearly defined by the Board, applying professional management to environmental issues. The Executive Board has been improving CVRD's management model, ensuring that the Company stays on track for continuing success. The commitment to environmental quality in its operations, products and services is reflected in the following new programs:

o The Water Resource Management System, with the aim of rationalizing the use of water, minimizing any intervention in water resources and ensuring that its activities have access to water of the quality and quantity that the Company needs in its production processes;

o The Environmental Information System, which integrates all data and environmental management information into one geo-reference system, with available access to high-level administration as well as operational units through the Company's Intranet;

o The Land Management System, which entails better management of the relationship between CVRD's activities and the areas where they are located. The total area under the Company's direct influence amounts to two million hectares, distributed over several states and municipalities, subject to varying legal conditions, differing natural environments and socioeconomic conditions.

Through competent environmental management, CVRD, for its shareholders, produces results that are consistent and enduring; to its clients, provides products and services with improved environmental quality; and to its employees and service providers, a greater awareness of the importance of protecting the environment.


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                                                                       Page: 74

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Commissao de Valores Mobiliarios - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2001

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
    00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
---------------------------------------------------------------------------------------

16.01 - LAWSUITS WITH A VALUE EXCEEDING 5% OF STOCKHOLDERS' EQUITY OR NET PROFIT


--------------------------------------------------------------------------------------------------------------
1 - ITEM    2 - DESCRIPTION          3 - % OF         4 - % OF NET PROFIT    5 - PROVISION     6 - AMOUNT (R$
                                   STOCKHOLDERS'                                                  THOUSANDS)
                                      EQUITY                               -----------------------------------
                                                                              YES      NO
--------------------------------------------------------------------------------------------------------------
01         Labor Suits                 2.62                  10.10             X                   308,000
--------------------------------------------------------------------------------------------------------------
02         Tax Disputes                3.38                  13.04             X                   398,000
--------------------------------------------------------------------------------------------------------------
03         Other Suits                 4.34                  16.75             X                   511,000
--------------------------------------------------------------------------------------------------------------


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                                                                       Page: 75

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Commissao de Valores Mobiliarios - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2001

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
    00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
---------------------------------------------------------------------------------------

17.01 - OPERATIONS WITH RELATED COMPANIES


Product purchases and rendering of services

PRODUCTS/SELLERS

Pellets/ Iron Ore

     Companhia Italo-Brasileira de Pelotizacao - ITABRASCO

     Companhia Nipo-Brasileira de Pelotizacao - NIBRASCO

     Companhia Hispano-Brasileira de Pelotizacao - HISPANOBRAS

     Companhia Coreano-Brasileira de Pelotizacao - KOBRASCO

     Minas da Serra Geral - MSG


SERVICES/PROVIDERS

Ocean Freight

     Navegacao Vale do Rio Doce S.A. - DOCENAVE

     Seamar Shipping Corporation


Prospecting And Geology

     Rio Doce Geologia e Mineracao S.A. - DOCEGEO

Purchases Of Imported Material

     Itabira Rio Doce Company Limited - ITACO

Commission on Sales

     BRASILUX - Societe Industrielle et Commerciale Brasilo-Luxembourgeoise S.A.

Loan Contracts

     Subsidiaries and Associated Companies - Market Rate.


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                                                                       Page: 76

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Commissao de Valores Mobiliarios - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2001

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
    00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
---------------------------------------------------------------------------------------

17.01 - OPERATIONS WITH RELATED COMPANIES


PRODUCTS/CUSTOMERS

Pellets/Iron Ore

     Itabira Rio Doce Company Limited - ITACO

     Companhia Siderurgica de Tubarao - CST

     Usinas Siderurgicas de Minas Geras S.A. - USIMINAS

     Companhia Hispano-Brasileira de Pelotizacao - HISPANOBRAS

     Companhia Italo-Brasileira de Pelotizacao - ITABRASCO

     Companhia Nipo-Brasileira de Pelotizacao - NIBRASCO

     Companhia Coreano-Brasileira de Pelotizacao - KOBRASCO

     Rio Doce Limited

     BRASILUX - Societe Industrielle et Commerciale Brasilo-Luxembourgeoise S.A.

     CVRD Overseas Ltd.

     Samarco Mineracao S.A.

     Gulf Industrial Investment Co.- GIIC

     Ferteco Mineracao S.A.


TRANSPORTATION SERVICES

     Usinas Siderurgicas de Minas Geras S.A. - USIMINAS

     Aco Minas Gerais S.A - ACOMINAS

     Ferrovia Centro Atlantica S.A. - FCA

     Companhia Siderurgica de Tubarao - CST

     Ferteco Mineracao S.A.

     Companhia Ferroviaria do Nordeste

     Sibra Eletrosiderurgica Brasileira S. A.


OTHER SERVICES

     Subsidiaries and Associated Companies


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                                                                       Page: 77

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Commissao de Valores Mobiliarios - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2001

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
    00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
---------------------------------------------------------------------------------------

18.01 - BY LAWS


                        AS AMENDED AT THE EXTRAORDINARY
                         SHAREHOLDERS' MEETING HELD ON
                                April 25th, 2001

              CHAPTER I - NAME, PURPOSE, HEAD OFFICE AND DURATION

Article 1 - COMPANHIA VALE DO RIO DOCE, referred to in abbreviated form as CVRD, is a joint-stock company governed by the present By-Laws and by applicable legislation.

Article 2 - The purpose of the company is the exploitation of mineral deposits in Brazil and abroad by means of the extraction, processing, industrialization, transportation, shipment and commerce of mineral assets, as well as:

     I. the building and operation of railways and the exploitation of rail traffic;

     II. the operation of marine terminals, including nautical activities for the provision of support within the harbor;

     III. the exploitation, industrialization and commerce of forest resources;

     IV. the carrying-on, in Brazil or abroad, of other activities that may be of direct or indirect consequence for the achievement of its corporate purpose, including research, industrialization, purchase and sale, importation and exportation and the provision of services of any kind whatsoever;

     V. constituting or participating in any fashion in other companies related to its business purpose.

Article 3 - The head office and legal venue of the company shall be in the city of Rio de Janeiro, State of Rio de Janeiro, the company being empowered for the better realization of its activities to set up branch offices, subsidiary branch offices, depots, agencies, warehouses, representative offices or any other type of establishment in Brazil or abroad.

Article 4 - The term of duration of the company shall be unlimited.


                        CHAPTER II - CAPITAL AND SHARES

Article 5 - The share capital is R$ 4,000,000,000.00 (four billion reais), corresponding to 388,559,056 (three hundred and eighty-eight million five hundred and fifty-nine thousand and fifty-six) book shares, being R$ 2,573,437,825.11 (two billion, five hundred seventy-three million, four hundred thirty-seven thousand, eight hundred twenty-five reais and eleven cents) divided into 249,983,143 (two hundred and forty-nine million nine hundred and eighty-three thousand one hundred and forty-three) common shares and R$ 1,426,562,174.89 (one billion, four hundred twenty-six million, five hundred sixty-two thousand, one hundred seventy-four reais and eighty-nine cents) divided into 138,575,913 (one hundred and thirty-eight million five hundred and seventy-five thousand nine hundred and thirteen) class "A" preferred shares, including 1 (one) special class share, all of no par value.

     ss. 1 - The shares are divided into common shares and preferred shares of classes "A" and "B", the latter at present being non-existent.

     ss. 2 - The special class preferred share shall belong exclusively to the Federal Government. In addition to the other rights assigned to it in the present By-Laws, the special class share shall possess the same rights as the class "A" preferred shares.

     ss. 3 - Each common and class "A" preferred share and the special class preferred share shall confer the right to one vote in decisions made at General Meetings, the provisions of ss. 4 following being observed.


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                                                                       Page: 78

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Commissao de Valores Mobiliarios - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2001

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
    00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
---------------------------------------------------------------------------------------

18.01 - BY LAWS


     ss. 4 - The class "A" and special class preferred shares shall have the same rights as the common shares with the exception of the right to vote at the election of members of the Board of Directors, but shall nevertheless possess the right jointly to elect one member of the Audit Committee and the respective alternate.

     ss. 5 -  The class "B" preferred shares shall have no voting rights.

     ss. 6 - Holders of class "A" preferred shares shall have priority in receipt of an annual minimum dividend of 6% (six per cent) calculated on the portion of the capital formed by this class of shares and divided equally among them.

     ss. 7 - Holders of class "B" preferred shares shall have priority in receipt of an annual minimum dividend of 6% (six per cent) calculated on the portion of the capital formed by this class of share and divided equally among them after the dividend of the class "A" preferred shares has been paid or provision has been made for such payment.

     ss. 8 - The holders of the preferred shares of classes "A" and "B" shall be entitled to receive dividends and bonuses on the same conditions as those for common shares, the priorities specified in paragraphs ss. 6 and ss. 7 being observed.

     ss. 9 - The General Meeting or Board of Directors shall, within the authorized limit of capital, be entitled to authorize increases of the share capital by means of the issuance of class "B" preferred shares irrespective of the ratio previously existing between such shares and the common and/or class "A" preferred shares. In any increase of capital the ratio previously existing between the common shares and the class "A" preferred shares shall always be respected.

     ss. 10 - Should the shareholders' preemptive right be excluded in any increase of the subscribed capital of the company, whether in the manner set forth in ss. 2 of Article 6 below or by reason of the amalgamation of another company or of any other reorganization of a corporate nature, such increase of capital may be effected by means of the issuance of class "B" preferred shares.

     ss. 11 - Preferred shares without voting rights or with restricted voting rights shall only acquire such rights should the company fail to pay the fixed or minimum dividends to which they are entitled during 3 (three) consecutive fiscal years.

Article 6 - The company is authorized to increase its share capital up to the limit of 300,000,000 (three hundred million) common shares and 600,000,000 (six hundred million) class "A" and "B" preferred shares. Within the limit authorized by the present Article the company shall, by means of a decision of the Board of Directors, be entitled to increase the share capital without any alteration of the By-Laws by means of the issuance of common shares and/or preferred shares of class "A" or class "B" as prescribed by ss. 9 of Article 5.

     ss. 1 - The Board of Directors shall determine the conditions for issuance, including the price and the period of time prescribed for paying up.

     ss. 2 - At the option of the Board of Directors the preemptive right in the issuance of shares, bonds convertible into shares and subscription bonuses, the placement of which on the market may be by sale on the stock exchange or by public subscription as per the prescriptions set forth in Law no. 6.404/76, may be rescinded.

     ss. 3 - Provided that the plans approved by the General Meeting are complied with, the company shall be entitled to delegate the option of share purchase to its managers and employees or to individuals who provide services to the company, with shares held in custody or by means of the issuance of new shares, the shareholders' preemptive right being excluded.


Article 7 - The special class share shall possess a veto right regarding of the following subjects:

     I.   change of name of the company;

     II.  change of location of the head office;

     III. change of the corporate purpose with reference to mineral exploitation;

     IV.  the winding-up of the company;


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                                                                       Page: 79

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Commissao de Valores Mobiliarios - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2001

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
    00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
---------------------------------------------------------------------------------------

18.01 - BY LAWS


     V. the sale or cessation of the activities of any part or of the whole of the following categories of the integrated iron ore systems of the company: (a) mineral deposits, reserves and mines; (b) railways; (c) ports and marine terminals;

     VI. any alteration of the rights assigned to the types and classes of the shares issued by the company in accordance with the prescriptions set forth in the present By-Laws;

     VII. any alteration of the present Article 7 or of any of the other rights assigned to the special class share by the present By-Laws.


                         CHAPTER III - GENERAL MEETING

Article 8 - The ordinary Shareholders' General Meeting shall be held within the first four months following the end of the fiscal year and, extraordinarily, whenever called by the Board of Directors.

     ss. 1 - An extraordinary Shareholders' General Meeting shall be competent to discuss the subjects specified in Article 7.

     ss. 2 - The holder of the special class share shall be formally requested by the company to attend for the purpose of discussing the subjects specified in Article 7 by means of personal correspondence addressed to its legal representative, a minimum period of notice of 15 (fifteen) days being given.

     ss. 3 - Should the holder of the special class share be absent from the General Meeting called for this purpose or should it abstain from voting, the subjects specified in Article 7 shall be deemed as having been approved by the holder of the said special class share.

Article 9 - At an Ordinary or Extraordinary General Meeting, the chair shall be taken by the Chairman, or in his absence by the Vice-Chairman of the Board of Directors of the company, a shareholder being invited by the Chairman of the Meeting to act as secretary.


                          CHAPTER IV - ADMINISTRATION

Article 10 - The Board of Directors and the Executive Board shall be responsible for the administration of the company.

     ss. 1 - The term of office of the members of the Board of Directors and the Executive Board shall be 3 (three) years, their re-election being permitted.

     ss. 2 - The members of the Board of Directors and the Executive Board shall take office by means of signing the Minute Book of the Board of Directors or the Executive Board, as the case may be.

     ss. 3 - The term of office of the members of the Board of Directors and the Executive Board shall be extended until their respective successors have taken office.

     ss. 4 - The General Meeting shall fix the overall amount for the remuneration of the administrators, benefits of any kind and allowances being included therein, taking into account the responsibilities of the administrators, the time devoted to the performance of their duties, their competence and professional repute and the market value of their services. The Board of Directors shall apportion the fixed remuneration among its members and the Executive Board.


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                                                                       Page: 80

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Commissao de Valores Mobiliarios - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2001

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
    00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
---------------------------------------------------------------------------------------

18.01 - BY LAWS


                         SECTION I - BOARD OF DIRECTORS

Article 11 - The Board of Directors, a joint decision-making body, shall be elected by the General Meeting and shall be formed of 9 (nine) effective members and their respective alternates, all being resident in Brazil, shareholders in the company and of distinguished professional repute in the field of business administration.

     ss. 1 - The Chairman and the Vice-Chairman of the Board of Directors shall be elected among the members thereof during a Meeting of the Board of Directors to be held immediately after the General Meeting which has elected them.

     ss. 2 - At the time of election of the Board of Directors, 1 (one) of its members and his respective alternate shall be elected, by means of a separate vote, by the body of the employees of the company. Once the separate vote form provided for in the present paragraph has been concluded, those shareholders who are employees of the company shall take no part in the election of the remaining members of the Board of Directors, whatever the manner or process of such election may be.

     ss. 3 - In the case of vacancy in the office of Chairman, or of his impediment or temporary absence, the Vice-Chairman shall replace the Chairman and shall, during the period of such replacement, have powers identical to those of the Chairman, the alternate of the Chairman being nevertheless entitled to exercise the right to vote in his capacity as a member of the Board of Directors.

     ss. 4 - Should a vacancy occur in the office of Chairman or Vice-Chairman, the Board of Directors shall elect the respective alternates in the first Meeting to be held after the vacancy.

     ss. 5 - During their impediments or temporary absences, members of the Board of Directors shall be replaced by their respective alternates.

     ss. 6 - Should a vacancy occur in the office of a member of the Board of Directors or of an alternate, the vacancy shall be filled by nomination by the remaining members of an alternate who shall serve until the next General Meeting. Should vacancies occur in the majority of such offices, a General Meeting shall be convened in order to proceed with a new election.

     ss. 7 - Should an absence or temporary impediment of the Chairman or the Vice-Chairman of the Board of Directors occur, the General Meeting of Shareholders shall be conducted by their respective alternates or, in case of their absence or impediment, by a member specially designated by the Board of Directors.

Article 12 - The Board of Directors shall meet on an ordinary basis once a month and extraordinarily whenever called by the Chairman or, in his absence, by the Vice-Chairman of the Board or by any 2 (two) members acting together. Meetings of the Board of Directors shall only be held with the presence of and decisions shall only be taken by the affirmative vote of a majority of its members.

Article 13 - The Board of Directors shall be responsible for:

     I. establishing the general guidance of the business of the company, its wholly-owned subsidiary companies and controlled companies;

     II. electing and at any time removing the Executive Officers of the company, including the Chief Executive Officer, and assigning functions to them, as well as assigning the functions of Investor Relations to an Executive Officer, and also appointing the persons who shall form part of the Administrative, Consultive and Audit bodies of those companies and organizations in which the company participates, directly or indirectly.

     III. inspecting the management work of the Executive Officers and at any time examining the books and papers of the company, requesting information about contracts signed or about to be signed as well as about any other acts;


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                                                                       Page: 81

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Commissao de Valores Mobiliarios - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2001

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
    00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
---------------------------------------------------------------------------------------

18.01 - BY LAWS


      IV. expressing its opinion with reference to the Annual Report and the financial statements of the Executive Board, as well as to consolidated balance sheets and reports;

      V. approving investment plans and programs, as well as the annual and multi-annual capital and operating budgets of the company, submitted to it by the Executive Board;

      VI. with the provisions set forth in Article 2 of the present By-Laws being complied with, making decisions concerning the setting-up of companies, direct or indirect participation in the capital of other companies, consortia, foundations and other entities, by means of the exercise of rights of withdrawal, the exercise or non-exercise of rights of subscription, or increase or sale, both direct and indirect, of corporate equity, or in any other manner prescribed by law;

      VII. establishing criteria and standards for the purchase of, sale of and placing of liens on fixed assets and for the constitution of encumbrances, the provisions set forth in Article 7 of the present By-Laws being complied with;

      VIII. establishing criteria and standards for loans, financing and contracts in general;

      IX. authorizing the negotiation, signing or alteration of contracts of any kind or value between the company and its shareholders, either directly or through intermediary companies or through companies which participate, directly or indirectly, in the controlling shareholder.

      X. determining the general policy of the company as regards its personnel and the criteria regarding the remuneration, rights and benefits of its employees, fixing the corresponding expenses;

      XI. authorizing the provision of guarantees to the third parties, including to companies in which it participates directly or indirectly, or to organizations or foundations;

      XII. approving the internal organization of the company and the assignment of responsibilities;

      XIII. selecting and removing independent accountants;

      XIV. expressing its opinion regarding any matter to be submitted to the General Meeting of Shareholders;

      XV. authorizing the purchase of shares of its own issuance for maintenance in treasury, cancellation or subsequent sale.

      XVI. appointing and removing the employee responsible for the internal auditing of the company, who shall report directly to the Board of Directors;

      XVII. approving any reformulation, alteration, or amendment of shareholders' agreements or of agreements among the shareholders of companies in which the company participates, as well as approving the signing of new agreements that address subjects of this nature.


                            SECTION II - COMMITTEES

Article 14 - The Board of Directors may create technical or consultant Committees in order to perform specific tasks or non-specific activities of interest to the company.

Article 15 - The members who are part of the Committees mentioned in the previous Article shall be subject to the same duties as the administrators and, at the Board of Directors' discretion, may be remunerated.

Article 16 - The Committees created under the terms of Article 14 shall not have decision making power.


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

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Commissao de Valores Mobiliarios - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2001

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
    00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
---------------------------------------------------------------------------------------

18.01 - BY LAWS


                         SECTION III - EXECUTIVE BOARD

Article 17 - The Executive Board, the executive administration body of the company, shall consist of 3 (three) to 6 (six) Executive Officers, one of whom shall be the Chief Executive Officer, the others having no specific designation, their respective areas of activities and business units being specified by the Board of Directors, all being resident in Brazil and of distinguished professional repute, their re-election being permitted.

Article 18 - In the case of the impediment or absence of the above mentioned Chief Executive Officer, same shall be replaced by another member of the Executive Board designated by the Board of Directors. In the case of the impediment or absence of any other Executive Officer, same shall be replaced by another member of the Executive Board designated by the Chief Executive Officer.

Sole Paragraph - Should a vacancy occur in the office of the Executive Officer, an alternate shall be elected at the next meeting of the Board of Directors subsequent to the occurrence of such vacancy. This alternate shall serve until the remainder of the term of office of the replaced Executive Officer has been concluded.

Article 19 - The Executive Board shall meet on an ordinary basis once a week and extraordinarily whenever called by any Executive Officer, decisions being taken with the presence of a majority of members, with the Chief Executive Officer ,or his substitute, being responsible for the coordination of its work, which shall be recorded in a minute book.

Sole Paragraph - In the case of a tie vote, the Executive Board shall submit the matter to the decision of the Board of Directors.

Article 20 - The Executive Board shall be responsible for:

      I. complying with and ensuring compliance with the general guidelines and business policies of the company laid down by the Board of Directors, each Executive Officer being responsible for the area of activities and for the business unit assigned to him by the Board of Directors;

      II. approving the rules regarding company personnel, in conformity with the general policy approved by the Board of Directors;

      III. authorizing the purchase of, sale of and placing of liens on fixed assets, being empowered to establish standards and delegate powers all in accordance with the criteria and standards established by the Board of Directors;

      IV. authorizing the purchase of, sale of and placing of liens on non-fixed assets including securities, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards established by the Board of Directors;

      V. authorizing the signing of agreements, contracts and settlements that constitute liabilities, obligations or commitments on the company, being empowered to establish standards and delegate powers, all in accordance with the criteria and standards established by the Board of Directors;

      VI. preparing in each fiscal year the Annual Report and Financial Statements to be submitted to the Board of Directors and the General Meeting;

      VII. authorizing the opening and closing of branch offices, subsidiary branch offices, depots, agencies, warehouses, representative offices or any other type of establishment in Brazil or abroad;

      VIII. authorizing the waiver of rights and transactions, in both cases liens on securities being excepted, as well as the signing of arbitration agreements, being empowered to establish standards and delegate powers in accordance with the criteria and standards established by the Board of Directors;

      IX. negotiating any reformulation, alteration, or amendment of shareholders' agreements or of agreements among the shareholders of companies in which the company participates, as well as negotiating the signing of new agreements that address subjects of this nature.


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                                                                       Page: 83

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Commissao de Valores Mobiliarios - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2001

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
    00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
---------------------------------------------------------------------------------------

18.01 - BY LAWS


ss. 1 - The Executive Board shall be empowered to lay down voting guidelines to be followed at the General Meetings by its proxies in the companies, foundations and other entities in which the company participates, directly or indirectly, the investment plans and programs of the company, as well as the respective budgets being complied with, the limit of responsability being observed as regards, among others, indebtedness, the sale of assets, the waiver of rights and the reduction of corporate equity investments.

ss. 2 - Without prejudice to the exercise of authority by the Board of Directors, the Executive Board shall take steps to appoint persons who shall form part of the Administrative, Consultive and Audit bodies of those companies and organizations in which the company participates directly or indirectly.

Article 21 - The responsibilities of the Chief Executive Officer are to:

      I.    take the chair at meetings of the Executive Board;

      II. exercise executive direction of the Company, with powers to coordinate and supervise the activities of the other Executive Officers, exerting his best efforts to ensure faithful compliance with the decisions and guidelines laid down by the Board of Directors and the General Meeting;

      III. coordinate and supervise the activities of the business areas and units that are directly subordinated to him;

      IV.   grant vacation and leave to the members of the Executive Board;

      V. keep the Board of Directors informed about the activities of the company;

      VI. together with the other Executive Officers, prepare the annual report and draw up the balance sheet.


Article 22 - The responsabilities of the Executive Officers are to:

      I.    organize the services for which they are responsible;

      II. participate in meetings of the Executive Board, contributing to the definition of the policies to be followed by the Company and reporting on matters of the respective areas of supervision and coordination;

      III. comply with and ensure compliance with the policy and general guidance of the Company's business laid down by the Board of Directors, each Executive Officer being responsible for his business units and specific area of activities.


Article 23 - The company shall be represented as plaintiff or defendant in courts of law or otherwise, including as regards the signature of documents constituting responsibility for this, by 2 (two) members of the Executive Board, who may, in accordance with rules laid down by it, nominate proxies to exercise jointly the powers granted.

Sole Paragraph - Summons and judicial or extrajudicial notifications shall be made in the name of the Executive Officer responsible for Investor Relations.

Article 24 - In the case of commitments assumed abroad, the company may be represented by a single member of the Executive Board, or by an attorney-in-fact with specific and limited powers according to the present By-Laws.

Sole Paragraph - The company may, moreover, be represented by a single proxy at the General Meetings of shareholders of the companies in which it participates or for acts arising out of the exercise of powers specified in a power of attorney "ad judicia" or a special power of attorney conceded in accordance with rules laid down by the Board of Directors.

Article 25 - Except when otherwise required by law, proxies shall be appointed by a power of attorney in the form of a private instrument in which the powers granted shall be specified, the term of validity of powers of attorney "ad negotia" being limited to 1 (one) year.


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                                                                       Page: 84

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Commissao de Valores Mobiliarios - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2001

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
    00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
---------------------------------------------------------------------------------------

18.01 - BY LAWS


                          CHAPTER V - AUDIT COMMITTEE

Article 26 - The Audit Committee, a permanently functioning body, shall be formed of 5 (five) effective members and an equal number of alternates, elected by the General Meeting, which shall fix their remuneration.

Article 27 - The members of the Audit Committee shall carry out their duties until the first Ordinary General Meeting to be held following their election, their re-election being permitted.

Article 28 - In their absence or impediment, or in cases of vacancy of office, the members of the Audit Committee shall be replaced by their respective alternates.

Article 29 - The Audit Committee shall exercise the functions attributed to it by prevailing legislation.

                         CHAPTER VI - COMPANY PERSONNEL

Article 30 - The company shall maintain a social security plan for its employees administered by a foundation established for this purpose, the provisions of prevailing legislation being complied with.

            CHAPTER VII - FINANCIAL YEAR AND DISTRIBUTION OF PROFITS

Article 31 - The fiscal year of the company shall coincide with the calendar year, thus finishing on December 31st, when the balance sheets shall be prepared, with semi-annual balance sheets being prepared on June 30th each year.

Article 32 - After the constitution of the legal reserve, the employment of the remaining portion of the net profit verified at the end of each financial year (which shall coincide with the calendar year) shall, on the motion of the Administration, be submitted to the decision of the General Meeting.

Sole Paragraph - The amount of the interest, paid or credited in the form of interest on stockholders' equity in accordance with the prescriptions of
Article 9, ss. 7 of Law no. 9.249 of December 26th, 1995 and of relevant legislation and regulations, may be ascribed to the compulsory dividend and to the minimum annual dividend on preferred shares, such amount for all legal purposes forming part of the sum of the dividends distributed by the company.

Article 33 - The formation of a Reserve for Depletion, should this be prescribed by prevailing fiscal legislation, shall be taken into account in the proposal for the distribution of dividends.

Article 34 - At least 25% (twenty-five per cent) of the net annual profit, adjusted as per the law, shall be devoted to the payment of dividends.

Article 35 - At the proposal of the Executive Board , the Board of Directors may determine the preparation of balance sheets in periods of less than six months and declare dividends on account of the profit verified in these balances as well as to declare them for the account of accrued profits or profit reserves existing in the latest annual or semi-annual balance sheet.

Article 36 - The dividends and interest on stockholders' equity mentioned in the Sole Paragraph of Article 32 shall be paid at the times and at the places specified by the Executive Board, those not claimed within 3 (three) years after the date of payment reverting in favour of the company.

I hereby declare that the above text is a true copy of the original, recorded in the appropriate book.

                       Rio de Janeiro, April 25th , 2001.

                            Francisco Rohan de Lima
                           Acting as General Counsel


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                                                                       Page: 85

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Commissao de Valores Mobiliarios - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2001

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
    00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
---------------------------------------------------------------------------------------

18.01 - BY LAWS


General Counsel

The Extraordinary Shareholders Meeting of Companhia Vale do Rio Doce held on April 29, 2002 approved modification of the heading of Article 5 of the Company's Bylaws, as follows:

"Article 5 - The share capital is R$ 5,000,000,000.00 (four billion reais), corresponding to 388,559,056 (three hundred and eighty-eight million, five hundred and fifty-nine thousand and fifty-six) book shares, with R$ 3,216,797,281.39 (three billion, two hundred sixteen million, seven hundred ninety-seven thousand, two hundred eighty-one reais and thrity-nine centavos) divided into 249,983,143 (two hundred and forty-nine million nine hundred and eighty-three thousand one hundred and forty-three) common shares and R$ 1,783,202,718.61 (one billion, seven hundred eighty-three million, two hundred two thousand, seven hundred eighteen reais and sixty-one centavos) divided into 138,575,913 (one hundred and thirty-eight million five hundred and seventy-five thousand nine hundred and thirteen) class "A" preferred shares, including 1
(one) special class share, all of no par value."

The Extraordinary Shareholders Meeting of Companhia Vale do Rio Doce held on April 20, 2002 approved modification of the heading of Article 17 of the Company's Bylaws, as follows:

"Article 17 - The Executive Board, the executive administration body of the Company, shall consist of 3 (three) to 8 (eight) Executive Officers, one of whom shall be the Chief Executive Officer, the others having no specific designation, their respective area of activities and business unit being specified by the Board of Directors, all being resident in Brazil and of distinguished professional repute, their re-election being permitted."


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                                                                       Page: 86

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Commissao de Valores Mobiliarios - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2001

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
    00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
---------------------------------------------------------------------------------------

19.01 - COMPETITORS


-------------------------------------------------------------------------------
AFFILIATED: ZAGAIA PARTICIPACOES S. A.
-------------------------------------------------------------------------------

The affiliated company Zagaia Participacoes S/A is a holding company without operational activities, hence the items below will present information of Ferteco Mineracao S.A.

Ferteco Mineracao S.A. is the third largest iron ore company in Brazil and one of the world's tem leading exporters of iron ore. In 2001, it sold 20.8 million tons of iron ore and pellets, 17.6 million tons of this being exported.

In 2001, Ferteco participated in the process of consolidation in the sector, being integrated as part of CVRD.

Based on the current situation in the sector, Ferteco traced out its competitive strategy founded on four main pillars:

     o Improvement in the quality and development of its product, offering customized solutions to its customers;

     o operational flexibility and efficiency for better harmony with market dynamics;

     o capacity for investments, allowing expansion of its capacity to meet the specific needs of each customer; and

     o expansion of its reserves, aiming at sustainable growth over the long run.


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                                                                       Page: 87

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Commissao de Valores Mobiliarios - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2001

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
    00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
---------------------------------------------------------------------------------------

19.03 - RAW MATERIAL AND SUPPLIER


-------------------------------------------------------------------------------
AFFILIATED: ZAGAIA PARTICIPACOES S. A.
-------------------------------------------------------------------------------

Ferteco Mineracao doesn't have raw-material or any essential product that corresponds to more than 10% of it supplies.



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                                                                       Page: 88

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Commissao de Valores Mobiliarios - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2001

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
    00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
---------------------------------------------------------------------------------------

19.04 - MAIN CUSTOMER PER PRODUCTS AND/OR SERVICES


-------------------------------------------------------------------------------
AFFILIATED: ZAGAIA PARTICIPACOES S. A.
-------------------------------------------------------------------------------

Thyssen Krupp Stahl correspond to 28,9% of the total Net Operating Revenues of Ferteco Mineracao S.A.



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                                                                       Page: 89

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Commissao de Valores Mobiliarios - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2001

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
    00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
---------------------------------------------------------------------------------------

19.05 - OPERATIONS WITH RELATED COMPANIES


-------------------------------------------------------------------------------
AFFILIATED: ZAGAIA PARTICIPACOES S. A.
-------------------------------------------------------------------------------

Ferteco has a service-provision contract with MRS Logistica S/A by which the latter renders service for transport of the Ferteco's iron ore to the Port of Sepetiba.

Ferteco has a contract with Companhia Vale do Rio Doce by which the latter provides transport and loading of Ferteco's iron ore for export.




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

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Commissao de Valores Mobiliarios - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2001

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
    00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
---------------------------------------------------------------------------------------

19.09 - CHARACTERISTICS OF THE BRANCH ACTIVITY


-------------------------------------------------------------------------------
AFFILIATED: ZAGAIA PARTICIPACOES S. A.
-------------------------------------------------------------------------------

The behavior of the iron ore sector is linked to the demand and needs of the world's large steel mills. Out of total world output of 935 million tons in 2001, 450 million tons went to the seaborne trade. Brazil is responsible for nearly 35% of the seaborne trade in iron ore, which represents 70% of its production. Local sales make up 30% of national output.

The steel making sector is undergoing a process of consolidation and restructuring seeking to recover margins in the industry. In order to raise productivity and lower costs, steel makers are increasingly demanding high quality iron ore. Consequently, demand for iron ore as a simple commodity is shrinking while demand is growing for a complete metallic package or customized products.

The iron ore sector has also passed through a period of consolidation in recent years, concentrating 2/3 of the seaborne trade in the hands of three large groups: Brazil's CVRD and Australia's Rio Tinto and BHP. This process has increased synergies and economies of scale in the sector even more.

Relationships between iron ore producers and their customers are generally entered into for the medium- and long-term, structured by long-term partnerships and contracts. Prices are established annually by the large producers and buyers.

In contract with the recent fall in demand for iron ore by the markets in Europe and the Americas and the smaller growth rate in world steel production, the transoceanic iron ore trade s is expected grow by some 2% a year. This is mainly due to growing imports by China, which is experiencing strong economic growth and needs to substitute its local iron ore with higher quality imported ore.


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                                                                       Page: 91

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Commissao de Valores Mobiliarios - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2001

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
    00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
---------------------------------------------------------------------------------------

19.10 - PERFORMANCE REPORT


-------------------------------------------------------------------------------
AFFILIATED: ZAGAIA PARTICIPACOES S. A.
-------------------------------------------------------------------------------

MACROECONOMIC SCENARIO

The adverse economic situation in the United States and Europe affected the world economy in 2001, reducing global steel output. Nevertheless, world demand for iron ore remained stable, as reduced purchases by steel makers in the United States and Europe were offset by rising imports by China, which substituted local with imported ore.

In Brazil, the economy was favorable, with some intervals of volatility caused by the external situation, as mentioned above, and the crisis in Argentina.

The second half of 2002 should see economic recovery in North America and Europe, favoring perspectives for demand for iron ore and pellets to pick up.


PRODUCTION

Pellet output in 2001 was lower than in 2000 because of shutdowns due to market retraction, while the volume of natural products accompanied the demand curve:

    -----------------------------------------------------------------------------------------
    PRODUCTION                                      2001           2000        VARIATION (%)
    -----------------------------------------------------------------------------------------
    Pellets                                        3,894          4,151                (6.2)
    -----------------------------------------------------------------------------------------
    Fines                                          8,055          8,386                (3.9)
    -----------------------------------------------------------------------------------------
    Granulated ores                                3,344          3,356                (0.4)
    -----------------------------------------------------------------------------------------
    Total Production                              15,293         15,893                (3.7)
    -----------------------------------------------------------------------------------------
    Acquisition                                    8,045          6,981                 15.2
    -----------------------------------------------------------------------------------------
    TOTAL PRODUCTION + ACQUISITION                23,338         22,874                  2.0
    -----------------------------------------------------------------------------------------


SALES

External Market: Ferteco's volume of exports in 2001 totaled 17.6 million tons. This was approximately 13% lower than in 2000, a year in which the company had record exports. Besides the slowdown in the world economy in 2001, the lower volume of exports was due to the fact that in 2000, besides selling all its output, Ferteco called on stocks to boost it sales.

Internal Market: Domestic volume was 3.2 million tons, a fall of 25% from the figure for 2000.


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                                                                       Page: 92

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Commissao de Valores Mobiliarios - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2001

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
    00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
---------------------------------------------------------------------------------------

19.10 - PERFORMANCE REPORT


-------------------------------------------------------------------------------
AFFILIATED: ZAGAIA PARTICIPACOES S. A.
-------------------------------------------------------------------------------

Total sales:

    --------------------------------------------------------------------------------------
    SALES                                    2001              2000         VARIATION (%)
    --------------------------------------------------------------------------------------
    Exports:                               17,574            20,224                (13.1)
    --------------------------------------------------------------------------------------
         Pellets                            3,318             4,861                (31.7)
    --------------------------------------------------------------------------------------
         Fines                             11,560            12,720                 (9.1)
    --------------------------------------------------------------------------------------
         Granulated ores                    2,696             2,643                   2.0
    --------------------------------------------------------------------------------------
    Domestic Market:                        3,212             4,317                (25.6)
    --------------------------------------------------------------------------------------
         Pellets                              501               584                (14.2)
    --------------------------------------------------------------------------------------
         Fines                              1,162             1,466                (20.7)
    --------------------------------------------------------------------------------------
         Granulated ores                    1,549             2,267                (31.7)
    --------------------------------------------------------------------------------------
    TOTAL                                  20,786            24,541                (15.3)
    --------------------------------------------------------------------------------------

Besides these sales, 957 thousand tons of non-beneficiated ore (room of mine) was marketed in 2001, against 1,818 thousand tons in 2000.

Investments for 2002 are planned only to maintain production capacity, for research, employee training and environmental programs.


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                                                                       Page: 93

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Commissao de Valores Mobiliarios - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2001

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
    00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
---------------------------------------------------------------------------------------

19.01 - COMPETITORS


-------------------------------------------------------------------------------
AFFILIATED: RIO DOCE EUROPA S. A. R. L.
-------------------------------------------------------------------------------

The affiliated company Rio Doce Europa S.A.R.L is a holding company without operational activities, hence the items below will present information of Rio Doce International Finance Ltd.

Nothing to report.



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                                                                       Page: 94

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Commissao de Valores Mobiliarios - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2001

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
    00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
---------------------------------------------------------------------------------------

19.04 - MAIN CUSTOMER PER PRODUCTS AND/OR SERVICES


-------------------------------------------------------------------------------
AFFILIATED: RIO DOCE EUROPA S. A. R. L.
-------------------------------------------------------------------------------

Societe Industrielle Et Commerciale Brasilo-Luxembourgeoise S. A. - BRASILUX corresponds to 91% of the total Net Operating Revenue of Rio Doce International Finance Ltd.



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                                                                       Page: 95

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Commissao de Valores Mobiliarios - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2001

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
    00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
---------------------------------------------------------------------------------------

19.05 - OPERATIONS WITH RELATED COMPANIES


-------------------------------------------------------------------------------
AFFILIATED: RIO DOCE EUROPA S. A. R. L.
-------------------------------------------------------------------------------

COMMISSION ON SALES

     BRASILUX - Societe Industrielle et Commerciale Brasilo-Luxembourgeoise S.A.

     PPSA Overseas S. A.



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                                                                       Page: 96

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Commissao de Valores Mobiliarios - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2001

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
    00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
---------------------------------------------------------------------------------------

19.09 - CHARACTERISTICS OF THE BRANCH ACTIVITY


-------------------------------------------------------------------------------
AFFILIATED: RIO DOCE EUROPA S. A. R. L.
-------------------------------------------------------------------------------

The company has been as sub agent of iron ore sale in Europe and as such is affected by changes in market conditions in that continent.



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                                                                       Page: 97

FEDERAL PUBLIC SERVICE
SECURITIES COMMISSION (Commissao de Valores Mobiliarios - CVM)
ANNUAL INFORMATION - IAN
YEAR ENDED 12/31/2001

01.01 - IDENTIFICATION

---------------------------------------------------------------------------------------
1 - CVM CODE    2 - NAME OF THE COMPANY            3 - CNPJ (CORPORATE TAXPAYER NUMBER)
    00417-0         COMPANHIA VALE DO RIO DOCE         33.592.510/0001-54
---------------------------------------------------------------------------------------

19.10 - PERFORMANCE REPORT


-------------------------------------------------------------------------------
AFFILIATED: RIO DOCE EUROPA S. A. R. L.
-------------------------------------------------------------------------------

The Company reported a Net Income of US$ 642 million in 2001 against US$ 31 million in 2000, basically due to:

COMMISSION REVENUE

The company received commission from Brasilux on sales to the external market of its indirect parent company Companhia Vale do Rio Doce ("CVRD"), generating revenue in 2001 of US$ 53 millions, compared with US$ 16 millions in 2000.


FINANCIAL RESULT

There was a gain of US$ 7 million in 2001 against US$ 19 million in 2000, basically due to the decrease of income from marketable securities.


RESULT FROM SHAREHOLDINGS

In July 2001, the company acquired 99.992% of the capital of Itabira Doce Company Ltd. ("ITACO"), generating a positive equity result of US$ 617 million.



-------------------------------------------------------------------------------
                                                                       Page: 98

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           COMPANHIA VALE DO RIO DOCE

                                           By: /s/ Roberto Castello Branco
                                               -------------------------------
                                               Name:  Roberto Castello Branco
                                               Title: Head of Investor Relations


Dated: May 30, 2002